UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K
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☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 333-258176

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FIRSTSUN CAPITAL BANCORP

(Exact name of registrant as specified in its charter)

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Delaware	**81-4552413**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1400 16th Street, Suite 250
Denver, Colorado 80202
(303) 831-6704

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value	**FSUN**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☒	
Non-accelerated filer ☐		Smaller reporting company ☐	
		Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was $367.3 million.

As of March 6, 2025, there were approximately 27,753,918 shares of the registrant's common stock, $0.0001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement (the "2025 Proxy Statement") for the 2025 Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current views with respect to, among other things, statements relating to the Company's assets, business, cash flows, condition (financial or otherwise), credit quality, financial performance, liquidity, short and long-term performance goals, prospects, results of operations, strategic initiatives, the benefits, cost and synergies of completed acquisitions or dispositions, and the timing, benefits, costs and synergies of future acquisitions, disposition and other growth opportunities. They are not statements of historical or current fact nor are they assurances of future performance, and they generally can be identified by the use of forward-looking terminology, such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond our control and should be viewed with caution.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- potential fluctuations or unanticipated changes in the interest rate environment, including interest rate changes made by the Board of Governors of the Federal Reserve, and their related impacts on macroeconomic conditions, customer and client behavior, our funding costs, and our loan and securities portfolios, as well as cash flow reassessments may reduce net interest margin and/or the volumes and values of loans made or held as well as the value of other financial assets;
- changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve;
- other actions of the Federal Reserve and legislative and regulatory actions and reforms;
- the potential effects of events beyond our control that may have a destabilizing effect on financial markets, economic growth, customer and client behavior and the economy in general, such as inflation and recessions, epidemics and pandemics, terrorist activities, wars and other foreign conflicts, essential utility outages, climate change, deterioration in the global economy, instability in the credit markets, disruptions in our customers' supply chains or disruption in transportation;
- the potential effects of pandemics or public health conditions on the economic and business environments in which we operate, including the impact of actions taken by governmental authorities to address these situations, and the resulting effect of these items on our operations, liquidity and capital position, and on the financial condition of our borrowers and other customers;
- changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner;
- the risk that we may be required to make substantial expenditures to keep pace with regulatory initiatives and the rapid technological changes in the financial services market;
- competition from financial institutions and other financial service providers including non-bank financial technology providers and our ability to attract customers from other financial institutions;
- any unanticipated or greater than anticipated adverse conditions in the national or local economies in which we operate;
- our loan concentration in industries or sectors that may experience unanticipated or greater than anticipated adverse conditions than other industries or sectors in the national or local economies in which we operate;
- increased capital requirements, other regulatory requirements or enhanced regulatory supervision;
- cyber-security risks and the vulnerability of our network and online banking portals, and the systems or parties with whom we contract, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches that could adversely affect our business and financial performance or reputation;
- risks with respect to our ability to identify and complete future mergers or acquisitions, as well as our ability to successfully expand and integrate those businesses and operations that we acquire;
- additional regulatory burdens that may be imposed upon us if our assets become in excess of $10 billion;
- the risks of expansion into new geographic or product markets;
- the inability to manage strategic initiatives and/or organizational changes;
- our ability to attract and retain key employees;

- volatility in the allowance for credit losses resulting from the CECL methodology, either alone or as that may be affected by conditions affecting our business;
- changes in accounting principles, policies, practices or guidelines;
- our reliance on third parties to provide key components of our business infrastructure and services required to operate our business;
- the availability of and access to capital; failures of internal controls and other risk management systems;
- the outcome (including judgments, costs, fines, reputational harm, inability to obtain necessary approvals and/or other negative effects) of pending or threatened litigation or of matters before or involving regulatory agencies, whether currently existing or commencing in the future;
- losses due to fraudulent or negligent conduct of our customers, third-party service providers or employees; and
- limitations on our ability to declare and pay dividends and other distributions from our bank to our holding company, which could affect our holding company's liquidity, including its ability to pay dividends to shareholders or take other capital actions; and
- other factors, many of which are beyond our control.

We caution readers that the foregoing list of factors is not exclusive, and is not necessarily in order of importance and readers should not place undue reliance on any forward-looking statements. These factors should also be read in conjunction with "Item 1.A. Risk Factors," included in this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we do not intend to and disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws.

SUMMARY OF MATERIAL RISKS

An investment in our securities involves risks, including those summarized below. For a more complete discussion of the material risks facing our business, see "Item 1A. Risk Factors."

Risks Related to Our Business

Economic and Geographic-Related Risks
- Our business may be adversely affected by economic conditions, including inflation.
- Changes in economic and market conditions may negatively affect our trust and wealth management business.

Risks Associated with Monetary Events
- Our business and results of operations may be adversely impacted by monetary policies and regulations of the Federal Reserve.

Lending Risks
- If we fail to effectively manage credit risk, our business and financial condition will suffer.
- Our allowance for credit losses may be insufficient to absorb credit losses.
- We are exposed to higher credit risk by commercial and industrial and commercial real estate lending.
- A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.
- Nonperforming assets may adversely affect our financial condition.

Interest Rate Risks
- We are subject to interest rate risk, which could adversely affect our financial condition and profitability.
- Our cost of funds may increase due to various market, regulatory or competitive factors.
- Rapidly rising interest rates may negatively affect the value of our loans and securities.

Mortgage Banking Risks
- Our mortgage revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, regulatory changes and slowdowns in the housing market.
- Our mortgage revenue generally decreases in rising or high-interest rate conditions.
- U.S. government policy changes could impact our ability to originate and sell mortgages.
- We may be terminated as a servicer of mortgage loans or incur fines if we fail to satisfy our servicing obligations.
- We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances.

Operational Risks
- We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients or others.
- We are exposed to the possibility of technology failure and a disruption in our operations.
- A failure in, or breach of, our operational or security systems or infrastructure, or those of our third-party vendors or others, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.
- Our risk management framework may not be effective in mitigating risks and/or losses.
- Our reputation, which is critical to our success as a community bank, could be damaged by operational failures.
- A failure to retain or hire key employees could harm our business.

Industry-Related Risks
- Our customers may prepay their loans, which could reduce our interest income and profitability.
- Competition with other banks and consumers deciding not to use banks may adversely affect our business.
- Failure to keep pace with technological change could result in losses.
- Other financial services institutions could experience financial or business stress which could expose us to counter-party risks.
- Adverse developments in the financial services industry, including bank failures, may impact liquidity and investor confidence.
- Our deposit insurance premiums could be higher in the future, which could reduce our earnings.

Capital and Liquidity Risks
- If we need additional capital resources in the future, they may not be available when needed or at all.
- Liquidity, primarily through deposits, is essential to our business model, and a lack of liquidity, an increase in the cost of liquidity or even bank failures, could materially impair our ability to fund our operations.
- We may not be able to maintain a strong core deposit base or access other low-cost funding sources.
- Deposit levels may be affected by changes in economic conditions, including monetary policy.

Risks Related to Strategic Plans

- Mergers and acquisitions may subject us to risks, which could disrupt our business and dilute stockholder value.
- We may issue stock in connection with mergers and acquisitions that could dilute stockholders and cause our stock price to decline.
- Mergers and acquisitions may be delayed or not approved due to regulatory matters.
- If we expand our business we could have assets greater than $10 billion, which will result in additional regulations, increased supervision by bank regulators and increased costs.
- We may be unable to grow our business organically, which could adversely affect our business.
- New lines of business or new products and services may subject us to additional risk.

Risks Related to Public Health Issues

- Outbreaks of pandemics or diseases could adversely affect our ability to operate or our financial condition and results of operations.

Legal, Accounting, Regulatory and Compliance Risks

- As a banking entity, we are heavily regulated.
- We are subject to regulatory requests, reviews, investigations and proceedings.
- Failure to maintain certain regulatory capital levels and ratios could result in regulatory actions.
- We face risks related to noncompliance with the Bank Secrecy Act and other anti-money laundering statutes.
- Consumer lending laws impact mortgage originations and could increase credit risk on such loans.
- We are subject to fair lending laws.
- The Federal Reserve may require us to commit capital resources to support Sunflower Bank.
- We are party to various claims and lawsuits incidental to our banking business.
- Political dysfunction and volatility within the federal government creates significant potential for changes in bank regulation, taxes, and the economy.
- The expanding laws and regulations that govern data privacy may pose onerous compliance obligations for us.
- We face risk related to future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.
- Our preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make significant assumptions, estimates and judgements that affect our financial statements and which, if incorrect, could adversely affect our financial results.
- Changes in tax laws, regulations and interpretations or challenges to our income tax provision may adversely affect us.
- Our internal controls and procedures may fail or be circumvented.

Risks Related to Our Common Stock and Market Risk

- The trading volume of our common stock may not provide sufficient liquidity for investors.
- Stock price volatility could be influenced by market conditions, earnings performance, and regulatory changes.
- Our large stockholders could exercise significant influence over us, and their interests in us may be different than yours.
- Some provisions of our organizational documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others.
- Our future ability to pay dividends is subject to restrictions.
- An investment in our stock is not an insured deposit and is subject to risk of loss.
- We are an emerging growth company with reduced reporting requirements.
- We may issue additional shares in the future.
- Sales by our larger stockholders of substantial amounts of our common stock could depress the market price of our common stock.

Climate Risks

- Natural disasters and weather-related events exacerbated by climate change could have a negative impact on our results of operations and financial condition.

Part I

Item 1. Business

In this report, unless the context suggests otherwise, references to "we," "us," and "our" mean the combined business of FirstSun Capital Bancorp ("FirstSun" or the "Company") and its wholly-owned subsidiaries, including Sunflower Bank, National Association ("Sunflower Bank" or the "Bank"), Logia Portfolio Management, LLC, and FEIF Capital Partners, LLC.

Overview

We are a financial holding company headquartered in Denver, Colorado, providing a full spectrum of deposit, lending, treasury management, wealth management and online banking products and services. We provide those services through our two primary operating wholly-owned subsidiaries—Sunflower Bank, a national banking association headquartered in Dallas, Texas, that operates as Sunflower Bank, N.A., First National 1870 and Logia Portfolio Management, LLC, a registered investment advisor organized under the laws of the State of Kansas that provides discretionary investment management to retail and institutional accounts. FirstSun has a third wholly-owned subsidiary, FEIF Capital Partners, LLC, a Delaware limited liability company, which is planned to serve as the investment manager of a prospective income fund.

Sunflower Bank was founded in 1892 and offers a full range of specialized financial services to business customers as well as relationship-focused services to meet personal, business and wealth management financial objectives for its customers throughout Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington and a mortgage lending platform with capabilities in 43 states. Our product line includes commercial and industrial loans and commercial real estate loans, residential mortgage and other consumer loans, a variety of commercial, consumer and private banking deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit and treasury management products and services. Additionally, Sunflower Bank provides treasury management products and services and offers wealth management and trust products including private banking, personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts.

As of December 31, 2024, we had consolidated total assets of $8.1 billion, total net loans of $6.3 billion, total deposits of $6.7 billion and total stockholders' equity of $1.0 billion.

History and Growth

We were originally incorporated in the State of Kansas on November 9, 1981, as Handi-Bancshares, Inc., to serve as the holding company of Sunflower Bank (formerly The First National Bank and Trust Company of Salina), before we changed our name to Sunflower Financial, Inc. in 2008. We subsequently changed our name to FirstSun Capital Bancorp and simultaneously reincorporated under the laws of the State of Delaware in June 2017. The subsequent name change and reincorporation were completed pursuant to the merger agreement entered into on July 28, 2016, by and among FirstSun, Strategic Growth Bank Incorporated, which we refer to as "SGB," Strategic Growth Bancorp Incorporated, which we refer to as "Strategic" and First National Bancorp Incorporated, which we refer to as "FNB," and together with SGB and Strategic, as the "SGB parties."

On June 19, 2017, we completed our merger with the SGB parties. Under the merger agreement for the SGB mergers, FirstSun also acquired Guardian Mortgage Company, Inc., which we refer to as "Guardian," a former subsidiary of Strategic. Guardian was merged with and into Sunflower Bank. With the SGB mergers, we acquired two branches in El Paso, Texas and 21 branches in New Mexico and Colorado, as well as residential mortgage loan origination and servicing activities in 13 states. We also relocated our headquarters from Salina, Kansas to Denver, Colorado.

On April 1, 2022, FirstSun completed its merger with Pioneer Bancshares, Inc. ("Pioneer"). Pioneer's wholly-owned subsidiary, Pioneer Bank, SSB, a Texas state savings bank, was merged with and into the Bank, with the Bank continuing as the surviving bank. With the merger, we acquired 19 branches in Texas.

In November 2023, the Bank relocated its main office from Denver, Colorado, to Dallas, Texas.

In December 2024, we made the decision to rebrand our mortgage division and cease operating under the Guardian tradename. When the rebranding is complete, our mortgage division will be Sunflower Bank Mortgage Lending.

Our Market Areas

We currently operate our principal executive office at 1400 16th Street, Suite 250, Denver, Colorado 80202, with Sunflower Bank's main office at 8117 Preston Road, Suite 220, Dallas, Texas 75225. We have a model of delivering relationship-driven banking services with local decision-making to communities throughout Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington. The bank's national lines of business include specialty commercial services and a mortgage lending platform with capabilities in 43 states.

Our Business Strategy

Our goal is to build a premier regional bank serving our key markets, primarily through our organic growth strategy of investing in people, technology and infrastructure to create a top-tier banking platform. Our business is focused on providing specialized commercial and consumer banking services to our clients, with an emphasis on key Southwest and Western growth markets. Our unwavering commitment to serving local communities has led to a high-quality core deposit franchise focused in higher growth metropolitan markets as well as stable, non-metropolitan markets that provides a low-cost funding base for our lending opportunities. In addition, our mortgage, wealth management, private banking and treasury management offerings provide revenue diversification and best-in-class fee income generation. Lastly, we believe our experience as an acquirer with a successful track record of integrating and re-positioning acquired companies complements and will further fuel our organic growth strategy.

Leverage our Relationships and Service Capabilities to Drive Organic Growth. From our modest beginning in 1892, our founders understood that our success would be closely tied to that of the communities in which we operate, and that long-term value creation would require an uncompromising commitment to service and the establishment of enduring relationships with our clients. That vision continues to drive us today, as our 1,127 full-time equivalent employee base, as of December 31, 2024, serves our business and consumer customers throughout Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington. Our core competencies include a relationship-centered and multi-line sales approach, a focus on collaboration across a highly skilled and seasoned team of bankers and a dynamic ability to provide our clients with the highest quality services and solutions. This strategy has enabled us to attract commercial and industrial business customers across our traditional and expanded geographic footprint. The objective is to be a trusted advisor to our clients as they build their businesses with our resources, support and advice.

Continue to Grow our Core Deposit Franchise. The strength of our deposit franchise is derived from strong, lasting relationships with our clients and a focus on being an integral part of the communities where we do business. Our deposit footprint has provided, and we believe will continue to provide, principal support for the growth of our loan portfolio. A key element of our funding strategy is a focus on commercial and consumer banking relationships in our markets, including our historically stable, lower growth markets in Kansas and New Mexico. Additionally, we believe our growing treasury management business will continue to benefit our attractive funding base.

Continue our Greater Texas and Southern California Market Expansion Strategy. The greater Texas market has been a top strategic priority for our organization from an organic and acquisition perspective. We deployed our organic growth strategy in the Dallas, Texas market beginning in late 2019 with a commercial team lift-out that by December 2020 generated significant loans and deposits, making Dallas our fastest growing loan market over this period. In addition to our organic expansion in Dallas, we closed our merger with Pioneer on April 1, 2022, which further increased our Texas loans and deposit market position. The Bank's headquarters was relocated to Dallas, Texas in November 2023. We anticipate continuing to grow our Texas loan and deposit customer base in the years to come. Beyond our greater Texas strategy, we are also expanding our presence in Southern California markets. With a team of bankers hired during 2024, we now deliver relationship banking to communities around Southern California. In February 2025, we received approval from the Office of the Comptroller of the Currency to establish two new depository branches, one in each of San Diego and Los Angeles, California to support our team of bankers in these areas and further service customers and businesses in these communities. We will continue to explore opportunities to serve this market going forward.

Engage in Opportunistic M&A. An important component of the FirstSun story is our expertise and experience in mergers and acquisitions. Our executive team has extensive experience with successful acquisitions and integrations. We plan to continue to evaluate acquisitions that we believe are strategic and could produce attractive returns for our stockholders. These could include fee-based businesses, whole bank or branch acquisitions that would improve or expand our market position into geographies with attractive demographics and business trends, expand our existing branch network in existing or new markets, enhance our earnings power or product and service offerings, or expand our wealth management activities.

Competition

The financial services industry is highly competitive and we compete for loans, deposits and customer relationships in our geographic footprint. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, loan production offices and other providers of financial services, including nontraditional financial technology companies or FinTech companies, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. Many of our nonbank competitors which are not subject to the same extensive federal regulations that govern bank holding companies and banks, may have certain competitive advantages.

We compete for loans principally through the quality of our client service and our responsiveness to client needs in addition to competing on interest rates and loan fees. Management believes that our long-standing presence in the community and personal one-on-one service philosophy enhances our ability to compete favorably in attracting and retaining individual and business customers. We actively solicit deposit-related clients and compete for deposits by offering personal attention, competitive interest rates, and professional services made available through experienced bankers and multiple delivery channels that fit the needs of our markets. In wealth management and trust services, we compete with a variety of custodial banks as well as a diverse group of investment managers.

We believe the financial services industry will likely continue to become more competitive as further technological advances enable more financial institutions to provide expanded financial services without having a physical presence in our markets. We have focused on providing value-added products and services to our clients, which we are able to do because of our close relationships with them. We believe our ability to provide flexible, sophisticated products and a customer-centric process to our customers and clients allows us to stay competitive in the financial services environment.

Our Banking Services

Our operations are managed along two reportable operating segments consisting of Banking and Mortgage Operations.

Our Banking segment has been, and is, the cornerstone of our operations and our primary segment, through which we provide a full range of deposit and lending products. We are dedicated to serving the banking needs of businesses, professionals and individuals in our markets through our approach of personalized, relationship-based service. We strive to become trusted advisers to our clients and achieve long-term relationships. We deliver a wide range of banking products and services tailored to meet the needs of our clients across our geographic footprint.

Our Mortgage Operations segment offers full-service residential mortgage products, including conforming residential loans and services through our mortgage division. Additionally, our Mortgage Operations segment includes the servicing of residential mortgage loans and the packaging and securitization of loans to governmental agencies.

For further information, see "Segments" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 21 - Segment Information in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this report.

Lending Activities

We offer a range of lending services, including commercial and industrial, commercial real estate, residential real estate, public finance, consumer and other loans. Our customers are generally commercial businesses, professional services and retail consumers within our market areas. For further information, see "Loans" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 - Loans in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this report.

Commercial and Industrial Loans

Our commercial and industrial loans are typically made to small- and medium-sized manufacturing, service, wholesale and retail businesses for working capital and operation needs and business expansions, including the purchase of capital equipment. Commercial and industrial loans include our specialty lending verticals such as structured finance products, asset based lending and family office. Commercial and industrial also includes our healthcare, SBA and other small business lending products. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Because we are a bank with long standing ties to the businesses and professionals operating in our geographic footprint, we are able to tailor our commercial and industrial loan programs to meet the needs of our clients.

Growing our commercial and industrial loan portfolio is an important area of emphasis for us and we intend to continue to grow this portfolio.

Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and personal guarantees. As a result, the repayment risk is subject to the ongoing business operations of the borrower. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. Further, commercial and industrial loans may be secured by the collateral described above, which if the business is unsuccessful, typically have values insufficient to satisfy the loan without a loss.

SBA loans. We participate in the SBA 7(a) program in order to meet the needs of our small business community as well as customers nationwide. As an approved participant in the SBA Preferred Lender's Program, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. Presently, pursuant to the Consolidated Appropriations Act, 2021, the SBA guaranteed 90% of the principal amount of each qualifying SBA loan originated under the SBA's 7(a) loan program. After this date, the SBA will guarantee 75% to 85% of the principal amount of qualifying loans originated under the 7(a) loan program. The guarantee is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper closing and servicing by the lender. As such, prudent underwriting and closing processes are essential to effective utilization of the 7(a) program.

Commercial and Residential Real Estate Loans

Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. When we make new real estate loans, we obtain a security interest in real estate whenever possible, in addition to any other available collateral, to increase the likelihood of the ultimate repayment of the loan. To control concentration risk, we monitor collateral type and industry concentrations within this portfolio.

Our real estate loans generally fall into one of two broad categories: commercial real estate loans or residential real estate loans.

- Commercial Real Estate Loans. Our commercial real estate ("CRE") loans consist of both owner-occupied and non-owner occupied commercial real estate loans, construction and land loans, as well as multifamily loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as offices, warehouses, production facilities, health care facilities, hotels, mixed-use residential/commercial, retail centers, restaurants, assisted living facilities and self-storage facilities. Non-owner occupied CRE loans were 66.7% of the Company's risk-based capital, or 11.8% of total loans as of December 31, 2024. Non-owner occupied CRE loans associated with office space were $88.8 million, or 1.4% of total loans as of December 31, 2024. Owner occupied CRE loans associated with office space were $186.3 million, or 2.9% of total loans as of December 31, 2024. We are primarily focused on growing the owner-occupied portion of our commercial real estate loan portfolio.

  Commercial real estate loans are often larger and involve greater risks than other types of lending. Adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss. Furthermore, adverse developments affecting the business operations of the borrowers of our owner-occupied commercial real estate loans could significantly increase the credit risk associated with these loans. Due to the larger average size of commercial real estate loans, we face the risk that losses incurred on a small number of commercial real estate loans could have a material adverse impact on our financial condition and results of operations.

- Residential Real Estate Loans. Our residential real estate loans consist of 1-4 family loans, home equity loans and multi-family loans. The residential real estate loans described below exclude mortgage loans that are held-for-sale.

  Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. We primarily make our residential real estate loans to qualified individuals and investors in accordance with our real estate lending policies, which detail maximum loan to value ratios and maturities. The repayment of these loans are also affected by a borrower's adverse personal circumstances.

Public Finance Loans

We offer public finance loans consisting primarily of loans to our charter school and municipal based customers.

Consumer Loans

We offer a variety of consumer loans, such as installment loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans. Our consumer loans typically are part of an overall client relationship designed to support the individual consumer borrowing needs of our commercial and industrial loan and deposit clients, and are well diversified across our markets. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower's continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as the loss of employment, unexpected medical costs or divorce. These loans are often secured by the underlying personal property, which typically has insufficient value to satisfy the loan without a loss due to damage to the collateral and general depreciation.

Mortgage Banking Activities

We offer full-service residential mortgage products and services through our mortgage division, with offices strategically located throughout our bank branches, as well as in other locations both in and outside our community banking footprint.

We intend to continue to take advantage of opportunities to profitably grow our mortgage business as they present themselves, including by continuing to strategically expand our retail-based mortgage business outside of our community banking geographic footprint, improving the client experience through an enhanced fulfillment process, attracting experienced loan officers and improving profitability through centralized efficiencies. We maintain a high-degree of scalability to control costs in the event of a downturn in our mortgage business. Our mortgage loan office leases are primarily shorter-term in nature and the majority of our mortgage-related compensation is in the form of variable compensation.

We look to originate quality mortgage loans with a focus on purchase money mortgages. In accordance with our lending policy, each loan undergoes a detailed underwriting process which incorporates uniform underwriting standards and oversight that satisfies secondary market standards as outlined by our investors to the size and complexity of the lending relationship. Mortgage loans are subject to the same uniform lending policies referenced below and consist primarily of loans with relatively stronger borrower credit scores, with an average FICO score of 743 in 2024.

The residential mortgage industry is highly competitive and we compete with other community banks, regional banks, national banks, credit unions, mortgage companies, financial service companies and online mortgage companies. Due to the highly competitive nature of the residential mortgage industry, we expect to face industry-wide competitive pressures related to changing market conditions that will reduce our pricing margins and mortgage revenues generally, especially in a rising rate environment.

Our mortgage banking business is also directly impacted by the interest rate environment, increased regulations, consumer demand, driven in large part by general economic conditions and the real estate markets, and investor demand for mortgage securities. In general, mortgage production, especially refinancing activity, declines in rising interest rate environments.

Sale of residential mortgages. We sell a large majority of the residential mortgage loans we originate through our mortgage banking business to Fannie Mae, Freddie Mac or, to a lesser extent, an array of private national mortgage investors. As part of our overall asset/liability management objectives, we may also retain certain residential loans that we originate and, in such an instance, would bear the risk of default with respect to these loans. To reduce the interest rate risk associated with commitments made to borrowers for mortgage loans that have not yet been closed and that we intend to sell in the secondary markets, we routinely enter into commitments (considered to be derivatives) to hedge the interest rate risk. Derivative instruments are recognized at fair value in our consolidated balance sheets as either assets or liabilities. We monitor our interest rate risk position daily to maintain appropriate coverage of our loan commitments made to borrowers.

Loan servicing. We service residential mortgage loans for investors under contracts. We receive a fee for performing mortgage servicing activities on mortgage loans that are not owned by us and are not included on our consolidated balance sheet. This process involves collecting monthly mortgage payments on behalf of investors, reporting information to those investors on a timely basis and maintaining custodial escrow accounts for the payment of principal and interest to investors, and property tax and insurance premiums on behalf of borrowers.

As compensation for our loan servicing activities, we receive a base servicing fee of approximately 0.25% per year of the loan balances serviced, plus any late charges collected from the delinquent borrowers and other fees incidental to the services provided.   In the event of a default by the borrower, we receive no servicing fees until the default is cured. In times when interest rates are rising or at high levels, servicing mortgage loans can represent a steady source of noninterest income and can, at times, offset decreases in mortgage banking gains. Conversely, in times when interest rates are falling or at very low levels, servicing mortgage loans can become comparatively less profitable due to the rapid payoff of loans and the negative impact due to the change in fair value of the servicing asset. We account for our residential mortgage loan servicing rights at fair value. The amount of loan servicing rights initially recorded is based on the fair value of the loan servicing rights determined on the date when the underlying loan is sold. Our determination of fair value and the amount we record is based on a valuation model using discounted cash-flow analysis and available market pricing. Third-party valuations of the loan servicing rights portfolio are obtained on a regular basis and are used to determine the fair value of the servicing rights at the end of the reporting period. Estimates of fair value reflect, among other things, the following variables:

- anticipated prepayment speeds;
- product type (i.e., conventional, government, balloon);
- fixed or adjustable rate of interest;
- interest rate;
- servicing costs per loan;
- discounted yield rate;
- estimate of ancillary income; and
- geographic location of the loan.

We monitor the level of our investment in mortgage servicing rights in relation to our other mortgage banking activities in order to limit our exposure to significant fluctuations in loan servicing income. We use a hedging program to seek to mitigate the volatility from changes in the fair value of our mortgage servicing rights. Nonetheless, we remain exposed to significant potential volatility in the value of our mortgage servicing rights. Accordingly, in the future, we may sell loan servicing rights depending on a variety of factors, including capital sufficiency, the size of the mortgage servicing rights portfolio relative to total assets and current market conditions.

Deposit Products

We obtain most of our deposits from individuals, small and medium-sized businesses and municipalities in our markets. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We emphasize obtaining deposit relationships at loan origination. We provide a high level of customer service to our depositors. We have invested in personnel, business and compliance processes and technology that enable us to acquire, and efficiently and effectively serve, a wide array of business deposit accounts, while continuing to provide the level of customer service for which we are known. We currently offer a comprehensive range of business deposit products and services to assist with the banking needs of our business customers, including a variety of remote deposit and cash management products along with commercial transaction accounts.

Wealth Management

We offer our clients a comprehensive suite of services that include private banking, wealth planning, investment management, trust and retirement plan services through our team of wealth advisors, trust specialists and investment professionals. Our holistic and personalized approach delivers a customized asset management solution focused on the client's personal, family and multi-generational needs. Our asset management solutions are focused on seeking to generate the highest net after tax returns for our clients relative to their appropriate risk level.

Credit Administration and Loan Review

Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We seek to control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process that includes the following:

- understanding the customer's financial condition and ability to repay the loan;
- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;
- observing appropriate loan-to-value guidelines for collateral secured loans;
- maintaining our targeted levels of diversification for the loan portfolio as to type of borrower; and
- ensuring that each loan is properly documented with perfected liens on collateral.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our Chief Executive Officer, Chief Credit Officer and other personnel in accordance with our loan policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the loan policy. Any loan policy exceptions are fully disclosed to the approving authority.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. An internal loan review team that utilizes a mix of internal and external resources perform regular loan reviews and confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before they create a loss. We record any necessary charge-offs promptly and maintain adequate allowance levels for probable credit losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded from a pass grade to a watch or substandard grade based on one or more standard loan grading factors, our relationship manager (who is typically the loan officer) and credit team members engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Concentrations of Credit Risk. Diversification of risk is a key factor in prudent asset management. Our loan portfolio is balanced between our metropolitan and community markets and by type, thereby diversifying our loan concentration. Our granular loan portfolio reflects a balanced mix of consumer and commercial clients across these markets that we think provides a natural hedge to industry and market cycles. In addition, risk from concentration is actively managed by management and reviewed by our board of directors, and exposures relating to borrower, industry and commercial real estate categories are tracked and measured against established policy limits and guidelines.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, Sunflower Bank is subject to a legal lending limit on loans to a single borrower of 15% of its capital and unimpaired surplus, or 25% if the loan is fully secured. The dollar amounts of the Bank's lending limit increases or decreases as its capital increases or decreases. We are able to sell participations in larger loans to other financial institutions, which allows us to better manage the risk and exposure involved with larger loans and to meet the lending needs of our customers requiring extensions of credit in excess of regulatory limits.

Sunflower Bank's legal lending limit as of December 31, 2024, on loans to a single borrower was $152.8 million (15%) and $254.7 million (25%), for fully secured loans.

Human Capital Resources

We are committed to provide, develop and retain a high performing and diverse workforce that fosters a healthy, safe and productive work environment for our employees to maximize individual and organizational potential and position us as an employer of choice.

Employee Profile. As of December 31, 2024, we had 1,142 total employees and 1,127 full-time equivalent employees, primarily located throughout Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington. Our employees are not covered by a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Compensation and Benefits. We believe our competitive compensation and benefits package, along with our positive and inclusive work environment, bring out the best in our employees. We have designed our compensation program around the philosophy of mutual respect and the continued success of our organization. We know that our most valuable asset is our people. We offer competitive benefits to our employees and their families. These programs include a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off, tuition reimbursement, volunteer and parenting leave and an employee assistance program.

We annually review benefit programs and compensation programs to seek to ensure that we remain competitive in our markets to meet the needs of our employees and their families.

Learning and Development. Our goal is to better equip our managers and leaders with the most effective resources and tools to succeed in their roles. We want to create strong leaders with a platform that allows open communication, provides consistency across regions as well as fosters growth and development. Our goal is to establish strong leaders who will be able to effectively engage their employees to meet and reinforce the mission and goals of Sunflower Bank. We have internal programs for emerging managers and leaders that are designed to train and enhance the skills of our employees to promote career advancement from within our company. In addition, we facilitate the educational and professional development of our employees through financial support to attend conferences and obtain degrees, licenses and certifications while employed by us.

Employee Engagement Surveys. We are committed to seeking to ensure that all of our employees feel a sense of belonging in the workplace and that they are given an opportunity to share their opinions and be heard by management and our leaders. We believe that engaged employees are the foundation of a successful company. Our employee engagement surveys serve as a learning tool and provide us with the information to allow us to identify areas of strength and opportunities for improvement to seek to ensure continued satisfaction and retention of our employees.

In addition to our employee engagement surveys, we have additional tools that employees can provide feedback to co-workers, departments, and other areas of Sunflower Bank besides management or leadership through our Intranet and HRIS. These tools provide positive feedback and success stories for all employees to share.

Implications of Being an Emerging Growth Company

FirstSun qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. Among other things, as an emerging growth company:

- FirstSun is exempt from the requirement to obtain an attestation from its auditors on management's assessment of FirstSun's internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the "Sarbanes-Oxley Act";
- FirstSun will be permitted an extended transition period for complying with new or revised accounting standards affecting public companies and such new or revised accounting standards will not be applicable to FirstSun until such time as they are applicable to private companies;
- FirstSun is permitted to provide reduced disclosure regarding its executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means FirstSun does not have to include a compensation discussion and analysis and certain other disclosures regarding its executive compensation arrangements; and

- FirstSun is not required to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements.

FirstSun has taken advantage of certain reduced reporting obligations in this Annual Report on Form 10-K. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold securities.

Supervision and Regulation

General

FirstSun and Sunflower Bank are subject to extensive banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect consumers and depositors, rather than FirstSun stockholders.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions. The following summary is qualified by reference to the statutory and regulatory provisions discussed. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and results of operations.

Legislative and Regulatory Developments

Although the 2008 financial crisis has now passed, the legislative and regulatory response, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), will continue to have an impact on our operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act was signed into law in July 2010 and impacts financial institutions in numerous ways, including:

- The creation of a Financial Stability Oversight Council responsible for monitoring and managing systemic risk;
- Granting additional authority to the Federal Reserve to regulate certain types of nonbank financial companies;
- Granting new authority to the FDIC as liquidator and receiver;
- Changing the manner in which deposit insurance assessments are made;
- Requiring regulators to modify capital standards;
- Establishing the Consumer Financial Protection Bureau (the "CFPB");
- Capping interchange fees that certain banks charge merchants for debit card transactions;
- Imposing more stringent requirements on mortgage lenders; and
- Limiting banks' proprietary trading activities.

There are many provisions in the Dodd-Frank Act mandating regulators to adopt new regulations and conduct studies upon which future regulation may be based. While some have been issued, many remain to be issued. Governmental intervention and new regulations could materially and adversely affect our business, financial condition and results of operations.

Bank Holding Company Regulation

We own 100% of the outstanding capital stock of Sunflower Bank, and, therefore, we are considered to be a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the BHC Act and its regulations promulgated thereunder.

Permitted Activities

We are a bank holding company, and have elected to be a financial holding company, which permits us to engage in expanded financial activities as a bank holding company. Under the BHC Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and

- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Financial Holding Company

Provisions of the Gramm-Leach-Bliley Act have expanded the permissible activities of a bank holding company that qualifies as a financial holding company. A bank holding company can elect to be treated as a "financial holding company," which would allow it to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

FirstSun is currently a financial holding company. In order to remain a financial holding company, FirstSun must continue to be considered well managed and well capitalized by the Federal Reserve, and the Bank must continue to be considered well managed and well capitalized by the Office of the Comptroller of the Currency (the "OCC") and have at least a "satisfactory" rating under the Community Reinvestment Act.

Expansion Activities

The BHC Act requires a bank holding company to obtain the prior approval of the Federal Reserve before merging with another bank holding company, acquiring substantially all the assets of any bank or bank holding company, or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank. In addition, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act (discussed below).

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged the federal banking agencies to review their current merger oversight practices under the BHCA and the Bank Merger Act and adopt a plan for revitalization of such practices. In December 2021, the U.S. Department of Justice ("DOJ") (in consultation with the Federal Reserve, the OCC, and FDIC) announced that it was seeking additional public comments on whether and how the DOJ should revise the 1995 Bank Merger Competitive Review Guidelines. The comment period closed on February 15, 2022. In March 2022, the FDIC published a Request for Information seeking information and comments regarding the laws, practices, rules, regulations, guidance, and statements of policy that apply to merger transactions involving one or more insured depository institutions, including the merger between an insured depository institution and a noninsured institution. In a May 2022 speech, the acting head of the

OCC announced that he had asked his staff to work with DOJ and other federal banking agencies to review the agency's frameworks to analyze bank mergers. In May 2022, the CFPB announced the establishment of an Office of Competition and Innovation.

On September 17, 2024, the OCC approved a final rule updating its regulations on business combinations involving national banks and federal savings associations, revising its approach to evaluating mergers under the Bank Merger Act. The new rule emphasizes a principles-based evaluation, focusing on factors such as the effect of the transaction on competition, financial stability, and the convenience and needs of the community to be served. Concurrently, the FDIC approved a final Statement of Policy on Bank Merger Transactions, applying similar principles to state-chartered banks. Importantly, the Federal Reserve did not join with the FDIC and the OCC in this updated guidance. Additionally, the DOJ announced its withdrawal from the 1995 Bank Merger Competitive Review Guidelines, indicating that it would apply its 2023 Merger Guidelines to the banking industry.

These developments reflect a heightened regulatory focus on bank mergers, with an emphasis on maintaining competition, ensuring financial stability, and addressing community needs. However, given the shift in administration under President Trump, regulatory priorities may change. Financial institutions considering mergers or acquisitions should monitor potential regulatory shifts under the new administration, as changes in policy priorities may impact the level of scrutiny and the application of existing regulatory frameworks.

Change in Control

Two statutes, the BHC Act and the Change in Bank Control Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire "control" of a bank or a bank holding company. Under the BHC Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the election of a majority of the members of the board of directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Under the Change in Bank Control Act, a person or company is generally required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. Transactions subject to the BHC Act are exempt from Change in Bank Control Act requirements.

Source of Strength

There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve and the Dodd-Frank Act, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (a) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (b) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the BHC Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Federal Deposit Insurance Act also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements

The Federal Reserve imposes certain capital requirements on bank holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to such holding company's bank subsidiary and are described below under "Bank Regulation—Capital and Related Requirements."

Dividend Payments

Our ability to pay dividends to our stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. FirstSun is a Delaware corporation and subject to the limitations of the Delaware General Corporation Law, which we refer to as the "DGCL." The DGCL allows FirstSun to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if FirstSun has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

In addition, as a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (a) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (b) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (c) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Under Federal Reserve policy, bank holding companies are expected to inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III rules, financial institutions that seek to pay dividends must maintain the 2.5% capital conservation buffer. See "Bank Regulation—Capital and Related Requirements" below.

Stock Buybacks and Other Capital Redemptions

Under Federal Reserve policies and regulations, bank holding companies must seek regulatory approval prior to any redemption that would reduce the bank holding company's consolidated net worth by 10% or more, prior to the redemption of most instruments included in Tier 1 or Tier 2 capital with features permitting redemption at the option of the issuing bank holding company, or prior to the redemption of equity or other capital instruments included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. Bank holding companies are also expected to both inform the Federal Reserve reasonably in advance of a redemption or repurchase of common stock if such buyback results in a net reduction of the company's outstanding amount of common stock below the amount outstanding at the beginning of the fiscal quarter, and to consult with the Federal Reserve generally prior to engaging in stock buybacks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which we refer to as "Sarbanes-Oxley," implemented a broad range of corporate governance, accounting and reporting measures for companies that have securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). FirstSun became subject to Sarbanes-Oxley on August 10, 2021. Sarbanes-

Oxley and the various regulations promulgated under Sarbanes-Oxley, established, among other things: (a) requirements for audit committees, including independence, expertise, and responsibilities; (b) additional responsibilities relating to financial statements for the Chief Executive Officer and Chief Financial Officer of reporting companies; (c) standards for auditors and regulation of audits, including independence provisions that restrict non-audit services that accountants may provide to their audit clients; (d) increased disclosure and reporting obligations for reporting companies and their directors and executive officers, including accelerated reporting of stock transactions and a prohibition on trading during blackout periods; and (e) a range of civil and criminal penalties for fraud and other violations of the securities laws.

Bank Regulation

Sunflower Bank is a national banking association with its main office in Dallas, Texas, which is subject to regulation and supervision primarily by the OCC and secondarily by the Federal Reserve and the FDIC. We are subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Sunflower Bank. The OCC regularly examines Sunflower Bank's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Sunflower Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations.

Branching

National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under Texas law, the Riegle-Neal Act and the Dodd-Frank Act, and with the prior approval of the OCC, Sunflower Bank may open branch offices within or outside of Texas, where our Bank headquarters was relocated to in 2023, provided that a state bank chartered by the state in which the branch is to be located would also be permitted to establish a branch in Texas. In addition, with prior regulatory approval, Sunflower Bank may acquire branches of existing banks located in Texas or other states.

Capital and Related Requirements

We are subject to comprehensive capital adequacy requirements intended to protect against losses that we may incur. Regulatory capital rules, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all state and national banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion. More stringent requirements are imposed on "advanced approaches" banking organizations—those organizations with $250 billion or more in total consolidated assets, $10 billion or more in total foreign exposures, or that have opted into the Basel II capital regime.

The rules include certain higher risk-based capital and leverage requirements than those previously in place. Specifically, we are required to maintain the following minimum capital requirements:

- a common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

Under Basel III, Tier 1 capital includes two components: CET1 capital and additional Tier 1 capital. The highest form of capital, CET1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital generally includes the allowance for credit losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. AOCI is presumptively included in CET1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity for covered banking organizations to opt out of much of this treatment of AOCI. We made this opt-out election.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a "capital conservation buffer" on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The following effective minimum capital plus capital conservation buffer ratios are applicable: (a) a CET1 capital ratio of 7.0%, (b) a Tier 1 risk-based capital ratio of 8.5%, and (c) a total risk-based capital ratio of 10.5%.

The capital rules require that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities ("DTLs"), be deducted from CET1 capital. Additionally, deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and "significant" (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated "financial institutions" are partially includible in CET1 capital, subject to deductions defined in the rules.

The OCC also considers interest rate risk (arising when the interest rate sensitivity of Sunflower Bank's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the evaluation of the bank's capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's lending and trading activities.

Sunflower Bank's capital categories are determined solely for the purpose of applying the "prompt corrective action" rules described below and they are not necessarily an accurate representation of its overall financial condition or prospects for other purposes. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. See "Prompt Corrective Action" below.

Banks and holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. We do not have any immediate plans to use the community bank leverage ratio framework but may make such an election in the future.

Prompt Corrective Action

As an insured depository institution, we are required to comply with the capital requirements promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The FDICIA requires each federal banking agency to take prompt corrective action ("PCA") to resolve the problems of insured depository institutions, including those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of capital ratios: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." As of December 31, 2024, we maintained capital ratios that exceeded the minimum ratios established for a "well capitalized" institution.

The following is a list of the criteria for each PCA capital category:

Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well-capitalized institution:

- has total risk-based capital ratio of 10% or greater; and
- has a Tier 1 risk-based capital ratio of 8% or greater; and
- has a common equity Tier 1 risk-based capital ratio of 6.5% or greater; and
- has a leverage capital ratio of 5% or greater; and

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- is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. The institution may not make a capital distribution if it would result in the institution becoming undercapitalized. An adequately capitalized institution:

- has a total risk-based capital ratio of 8% or greater; and
- has a Tier 1 risk-based capital ratio of 6% or greater; and
- has a common equity Tier 1 risk-based capital ratio of 4.5% or greater; and
- has a leverage capital ratio of 4% or greater.

Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution:

- has a total risk-based capital ratio of less than 8%; or
- has a Tier 1 risk-based capital ratio of less than 6%; or
- has a common equity Tier 1 risk-based capital ratio of less than 4.5% or greater; or
- has a leverage capital ratio of less than 4%.

Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution:

- has a total risk-based capital ratio of less than 6%; or
- has a Tier 1 risk-based capital ratio of less than 4%; or
- has a common equity Tier 1 risk-based capital ratio of less than 3% or greater; or
- has a leverage capital ratio of less than 3%.

Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

Depending upon the capital category to which an institution is assigned, the primary federal regulators' corrective powers include: (a) requiring the institution to submit a capital restoration plan; (b) limiting the institution's asset growth and restricting its activities; (c) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (d) restricting transactions between the institution and its affiliates; (e) restricting the interest rate that the institution may pay on deposits; (f) ordering a new election of directors of the institution; (g) requiring that senior executive officers or directors be dismissed; (h) prohibiting the institution from accepting deposits from correspondent banks; (i) requiring the institution to divest certain subsidiaries; (j) prohibiting the payment of principal or interest on subordinated debt; and (k) ultimately, appointing a receiver for the institution.

CECL

On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to (a) address the implementation of a new credit impairment model, the Current Expected Credit Loss, or CECL model, an accounting standard under United States generally accepted accounting principles (U.S. GAAP); (b) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (c) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations that are subject to stress testing. We implemented CECL effective January 1, 2023. Upon adoption, we recorded an increase to the allowance for credit losses on loans held-for-investment of $5.3 million, a reduction in the allowance for credit losses on unfunded commitments of $0.2 million, an increase to deferred tax assets of $1.2 million, and a corresponding one-time cumulative reduction to retained earnings, net of tax, of $3.8 million in the consolidated balance sheet as of January 1, 2023.

Dividend Payments

The primary source of funds for FirstSun is dividends from Sunflower Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's year-to-date net income plus the bank's retained net income for the two preceding years. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2024. Notwithstanding the availability of funds for dividends, the OCC may prohibit the payment of dividends by the Bank if it determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Capital and Related Requirements" above.

Community Reinvestment Act and Fair Lending Requirements

Sunflower Bank is subject to certain fair lending requirements and reporting obligations involving its home mortgage lending operations. Each bank is also subject to certain requirements and reporting obligations under the Community Reinvestment Act, or "CRA." The CRA generally requires federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. The CRA further requires the agencies to take into account a bank's record of meeting community credit needs when evaluating applications for, among other things, new branches or mergers. Sunflower Bank received a "satisfactory" CRA Assessment Rating from the OCC in its most recent examination. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

On October 24, 2023, the federal banking agencies issued a final rule to amend the regulations implementing the CRA. The rule significantly expands the number of areas in which a bank is evaluated, materially changes the tests used to evaluate the bank in those areas and expands the data a bank must collect and report. The final rule took effect April 1, 2024, but the majority of its operative provisions are effective January 1, 2026, with the data reporting requirements effective January 1, 2027. We expect the rule will increase Sunflower Bank's obligations and compliance costs necessary to achieve a "Satisfactory" or "Outstanding" rating under the CRA.

Fair Lending Requirements

We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act, or the "ECOA," as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act, or the "FHA," and regulations implementing the FHA. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the DOJ, for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Consumer Protection Regulations

The activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Bank regulatory agencies have increasingly used a general consumer protection statute to address "unethical" or otherwise "bad" business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act—the primary federal law that prohibits "unfair or deceptive acts or practices" and unfair methods of competition in or affecting commerce ("UDAP" or "FTC Act"). "Unjustified consumer injury" is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with the UDAP law. However, the UDAP provisions have been expanded under the Dodd-Frank Act to apply to "unfair, deceptive or abusive acts or practices" ("UDAAP"). The CFPB has brought a variety of enforcement actions for violations of UDAAP provisions and CFPB guidance continues to evolve.

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The loan operations of the Bank are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act, or "TILA," and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;
- the Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities they serve;
- ECOA and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;
- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, as well as the rules and regulations of the FDIC governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;
- the Real Estate Settlement Procedures Act, or "RESPA," and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;
- The Secure and Fair Enforcement for Mortgage Licensing Act, the "SAFE Act," which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;
- The Homeowners Protection Act, or the PMI Cancellation Act, provides requirements relating to private mortgage insurance on residential mortgages, including the cancellation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;
- The Fair Housing Act prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;
- The Servicemembers Civil Relief Act and Military Lending Act, providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others; and
- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners.

The deposit operations of the Bank are also subject to federal laws, such as:

- the Federal Deposit Insurance Act which, among other things, limits the amount of deposit insurance available per insured depositor category to $250,000 and imposes other limits on deposit-taking;
- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;
- The Expedited Funds Availability Act and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and
- the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

The CFPB is an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as us, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. Among other things, the rules adopted by the CFPB require banks to: (i) develop and implement procedures to ensure compliance with a "reasonable ability-to-repay" test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages, including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence, and mortgage origination disclosures, which integrate existing requirements under TILA and RESPA; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; and (iv) comply with new disclosure requirements and standards for appraisals and certain financial products. The CFPB may issue regulations that impact products and services offered by Sunflower Bank. The CFPB has engaged in rulemakings that affect, among other things, credit card late fees, overdraft fees, data collection and reporting requirements for small business lenders such as Sunflower Bank, and personal financial data rights, including a final rule announced on December 12, 2024, that would, among other requirements, limit the overdraft fees that banks with greater than $10 billion in assets could charge.

Bank regulators take into account compliance with consumer protection laws when considering approval of any proposed expansionary proposals, including merger proposals.

In February 2025, President Trump took significant actions affecting the CFPB. He dismissed Director Rohit Chopra and appointed Treasury Secretary Scott Bessent as Acting Director. Subsequently, the Office of Management and Budget Director, Russell Vought, was named Acting Director, during which time the CFPB's operations were halted, its headquarters closed, and its employees instructed to cease work. These moves have been met with legal challenges and public debate regarding the future of the agency.

Anti-Money Laundering and the USA Patriot Act

Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act, or the "BSA." FirstSun and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers, and other high-risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and certain laws provide law enforcement authorities with increased access to financial information maintained by banks. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires the institutions to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Anti-money laundering obligations have been substantially strengthened as a result of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, which we refer to as the "USA PATRIOT Act." Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease and desist orders and money penalty sanctions against institutions that have not complied with these requirements.

The USA PATRIOT Act amended the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (a) requiring standards for verifying customer identification at account opening; (b) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (c) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; (d) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations; and (e) requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the regulators can provide lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the applicable governmental authorities.

On January 1, 2021, Congress overrode former President Trump's veto and thereby enacted the National Defense Authorization Act for Fiscal Year 2022, or "NDAA." The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network, or "FinCEN," the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;
- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;
- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;
- improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and
- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30% of the amount that is collected in monetary sanctions as well as increased protections.

Under the USA PATRIOT Act, FinCEN can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact FinCEN.

The Office of Foreign Assets Control

The Office of Foreign Assets Control, or "OFAC," which is an office in the U.S. Department of the Treasury, is responsible for helping to ensure that U.S. entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If a bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account.

Financial Privacy and Cybersecurity

Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999, and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third-party. Federal banking agencies, including the OCC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Consumers must be notified in the event of a data breach under applicable federal and state laws. Under federal regulations, banking organizations are required to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the federal regulation. Banks' service providers are required under the federal regulation to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours.

See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Deposit Premiums and Assessments

Sunflower Bank's deposits are insured by the Deposit Insurance Fund ("DIF") of the FDIC up to $250,000, the maximum amount permitted by law. The FDIC uses the DIF to protect against the loss of insured deposits if an FDIC-insured bank or savings association fails. As an FDIC-insured bank, we must pay deposit insurance assessments to the FDIC based on our average total assets minus our average tangible equity.

As an institution with less than $10 billion in assets, our assessment rates are based on the level of risk we pose to the FDIC's DIF. The initial base rate for deposit insurance for institutions with less than $10 billion in assets is between five and 32 basis points. Total base assessment after possible adjustments now ranges between 2.5 and 32 basis points. For established smaller institutions, such as us, the total base assessment rate is calculated by using supervisory ratings as well as (a) an initial base assessment rate, (b) an unsecured debt adjustment (which can be positive or negative), and (c) a brokered deposit adjustment.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, under the Dodd-Frank Act, the minimum designated reserve ratio for the DIF was increased to 1.35% of the estimated total amount of insured deposits. Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. In November 2023, following the closures of Silicon Valley Bank and Signature Bank and in connection with its systemic risk determination announced on March 12, 2023, the FDIC announced a special deposit insurance assessment rate of 13.4 basis points beginning in the first quarterly assessment period of 2024, adjusted to exclude the first $5 billion in deposits for an anticipated total of eight quarterly assessment periods.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a notice and hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

CRE Guidance

In December 2015, the federal banking regulators released a statement entitled "Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending," or the "CRE Guidance." In the CRE Guidance, the federal banking regulators (a) expressed concerns with institutions that ease CRE underwriting standards, (b) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (c) indicated that they will continue to pay special attention to CRE lending activities and concentrations. The federal banking regulators previously issued guidance in December 2006, entitled "Interagency Guidance on Concentrations in CRE Lending, Sound Risk Management Practices," which stated that an institution that is potentially exposed to significant CRE concentration risk should employ enhanced risk management practices. Specifically, the guidance states that such institutions that are potentially exposed to significant CRE concentration risk and may warrant greater supervisory scrutiny are those institutions which have (i) total CRE loans representing 300% or more of the institution's total capital and (ii) the outstanding balance of such institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary policies of the U.S. and its agencies. The Federal Open Market Committee's monetary policies have had, and are likely to continue to have, an important effect on the operating results of banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects on the levels of bank loans, investments and deposits through its open market operations in U.S. government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. We cannot predict the nature or effect of future changes in such monetary policies.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied or interpreted. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation has in the past and may in the future affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

Available Information

We file reports with the Securities and Exchange Commission (the "SEC") including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements, as well as any amendments to those reports and statements. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and statements filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are also accessible at no cost on our internet website at http://ir.firstsuncb.com after they are electronically filed with the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

An investment in our securities involves various risks, many of which are beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any risk factor discussed below could, by itself or together with one or more other factors, materially and adversely affect our business, results of operations and/or financial condition, and cause the loss of part or all of the value of an investment in FirstSun. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us and the value of an investment in our securities. In assessing these risks, you should also refer to other information disclosed in this Form 10-K (and in our subsequent SEC filings), including the financial statements and notes thereto. Any of the risks discussed below could also cause our actual results to differ materially from those discussed, anticipated or implied in these forward-looking statements. See "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS" above in this annual report.

Risks Related to Our Business

Economic and Geographic-Related Risks

Our business may be adversely affected by economic conditions. Generally, in periods of economic downturns, including periods of rising interest rates and recessions, our realized credit losses increase, our deposit and funding costs increase, demand for our products and services declines, and the credit quality of our loan portfolio declines.

Our financial performance generally, and in particular, the ability of borrowers to pay interest on and repay the principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the United States as a whole. Unlike larger financial institutions that are more geographically diversified, we are a regional bank that provides banking and financial services to customers primarily in Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington. However, the economic conditions in our current, and potential future, markets may be different from, and in some instances worse than, the economic conditions in the United States as a whole.

Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation, monetary supply, fluctuations in the debt and equity capital markets, and the strength of the domestic economy and the local economies in the markets in which we operate. Unfavorable market conditions can result in a deterioration of the credit quality of borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for credit losses, adverse asset values, a reduction in assets under management or administration, and an increase in our deposit and funding costs. A component of our loan portfolio is secured by real estate. A decline in real estate values can negatively impact our ability to recover our investment should the borrower become delinquent. Loans secured by stock or other collateral may be adversely impacted by a downturn in the economy and other factors that could reduce the recoverability of our investment. Unsecured loans are dependent on the solvency of the borrower, which can deteriorate, leaving us with a risk of loss. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability of or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics (such as COVID-19), state or local government insolvency, or a combination of these or other factors.

More specifically, the market conditions in the markets in which we have a presence may be different from, and could be worse than, the economic conditions in the United States as a whole. Inflationary pressures caused the Federal Reserve to increase interest rates in 2022 and 2023, although the Federal Reserve began reducing interest rates in 2024. Increases in interest rates in the past have led to recessions of various lengths and intensities and might lead to such a recession in the near future. Such a recession or any other adverse changes in business and economic conditions generally or specifically in the markets in which we operate could affect our business, including causing one or more of the following negative developments:

- an increase in our deposit and funding costs;
- a decrease in the demand for loans, mortgage banking products and services and other products and services we offer;
- a decrease in our deposit account balances as customers move funds to seek to obtain maximum federal deposit insurance coverage or to seek higher interest rates;
- a decrease in the value of the collateral securing our residential or commercial real estate loans;
- a permanent impairment of our assets; or
- an increase in the number of customers or other counterparties who default on their loans or other obligations to us, which could result in a higher level of NPAs, net charge-offs and provision for credit losses.

The Federal Reserve has shifted its focus to limiting inflationary and other potentially adverse economic effects or market conditions, which signals the potential for a continued period of economic uncertainty. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, the potential impacts of artificial intelligence, potential pandemic risks, the potential resurgence of economic and political tensions with China, the Middle East or the Russian invasion of Ukraine, the growth of global trade and commerce, trade policies, tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, and trade wars, any of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Inflationary pressures present a potential threat to our results of operation and financial condition.

The United States generally and the regions in which we operate specifically have experienced significant inflationary pressures, evidenced by higher gas prices, higher food prices and other consumer items. Inflation represents a loss in purchasing power because the value of investments does not keep up with inflation and erodes the purchasing power of money and the potential value of investments over time. Accordingly, inflation can result in material adverse effects upon our customers, their businesses and, as a result, our financial position and results of operation. Inflation also can and does generally lead to higher interest rates, which have their own separate risks. Decreased deposit balances could result in our reliance upon higher cost funding sources.

Our trust and wealth management business may be negatively impacted by changes in economic and market conditions and clients may seek legal remedies for investment performance.

Our trust and wealth management business may be negatively impacted by changes in general economic and market conditions because the performance of this businesses is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts or events, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in the performance of our trust and wealth management business and may adversely affect the market value and performance of the investment securities that we manage, which could lead to reductions in our trust and wealth management fees, because they are based primarily on the market value of the securities we manage, and could lead some of our clients to reduce their assets under management by us or seek legal remedies for investment performance. If any of these events occur, the financial performance of our trust and wealth management business could be materially and adversely affected.

Risks Associated with Monetary Events

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments to the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Lending Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. Consequently, we may have significant exposure if any of these borrowers become unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances. In addition, we are a middle-market lender, as such, the relative size of individual credits in our commercial portfolio increases the potential impact from singular credit events. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses in our loan portfolio may prove to be inadequate, which may adversely affect our business, financial condition and results of operations.

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to ensure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and ability to meet our obligations. We evaluate the collectability of our loan portfolio and we maintain an allowance for credit losses on such loans that represents management's best estimate of current expected losses in our loan portfolio considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the loan portfolio. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. As a result, the determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. Continuing deterioration in economic conditions, including the possibility of a recession, affecting borrowers; inflation; rising interest rates; new information regarding existing loans, credit commitments; the lingering effects of the COVID-19 pandemic or other global pandemics; natural disasters and risks related to climate change; and identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for credit losses on loans. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in credit loss expense or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if any charge-offs related to loans in future periods exceed our allowance for credit losses on loans, we will need to recognize additional credit loss expense to increase the applicable allowance. Any increase in the allowance for credit losses on loans will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our business, financial condition and results of operations.

We are exposed to higher credit risk by commercial and industrial and commercial real estate lending.

Commercial and industrial lending and commercial real estate lending usually involves higher credit risks than that of single-family residential lending. At December 31, 2024, approximately 69.6% of our loan portfolio consisted of commercial and industrial and commercial real estate loans. These types of loans generally involve larger loan balances to a single borrower or groups of related borrowers.

Commercial and industrial business loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Although commercial and industrial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends in some cases on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans may involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner. Risk of loss on a construction and land development loan depends largely upon whether our initial estimate of the property's value at completion of construction exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

These types of loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

As of December 31, 2024, our commercial real estate loans were equal to 169.5% of our total risk-based capital. The banking regulators give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loans are secured by real estate. As of December 31, 2024, approximately 49.5% of our loan portfolio had real estate as primary collateral (owner occupied, non-owner occupied, non-residential construction, multifamily, and residential). Additionally, certain loans may have real estate as a secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. Deterioration in the real estate market could cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for credit losses, which could also adversely affect our business, financial condition, and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

At December 31, 2024, we had a total of approximately $74.2 million of nonperforming assets or approximately 0.92% of total assets. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

<u>Interest Rate Risks</u>

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

The majority of our banking assets are subject to changes in interest rates. Like most financial institutions, our earnings significantly depend on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. Many factors beyond our control impact interest rates, including economic conditions, governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and disorder and instability in domestic and foreign financial markets. Changes in monetary policies of the various government agencies could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets and liabilities.

An increase in interest rates may not increase our net interest income to the same extent we currently anticipate based on our modeling estimates and the assumptions underlying such modeling. Our failure to benefit from an increased interest rate environment to the extent we currently estimate, to the same extent as our competitors or at all could have a material adverse effect on our business, financial condition and results of operations.

In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Interest rate increases often result in larger payment requirements for our floating interest rate borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase (or decrease) in interest rates may also require us to increase (or decrease) the interest rates that we pay on our deposits.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to increases in nonperforming assets, charge-offs and delinquencies, further increases to the allowance for credit losses, and a reduction of income recognized, among others, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets could have a material adverse impact on our net interest income.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

We have traditionally obtained funds through local deposits and thus we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from the Federal Reserve or from other institutional lenders and reflect a mix of transaction and time deposits. Further, economic conditions and rising interest rates could result in a decrease of our transaction deposit account balances as customers seek to obtain maximum federal deposit insurance coverage or to seek higher interest rates. Additionally, our costs of funds and our profitability and liquidity are likely to be adversely affected if, and to the extent, we have to rely upon higher cost borrowings from the Federal Reserve or other institutional lenders, such as the Federal Home Loan Bank, or upon brokers to fund liquidity needs, and changes in our deposit mix, pricing, and growth could adversely affect our profitability and the ability to expand our loan portfolio. Further, as a result of bank closures or other factors, regulators could increase the cost of our FDIC insurance assessments and affect our profitability.

Rapidly rising interest rates will impact the value of our investment securities and the cost of our funding sources, including deposits.

Our profitability is highly dependent on our net interest income, which is the difference between the interest income paid to us on our loans and investments and the interest we pay to third parties such as our depositors, lenders and debt holders. Changes in interest rates can impact our profits and the fair values of certain of our assets and liabilities. Higher market interest rates and increased competition for deposits may result in higher interest expense, as we may offer higher rates to attract or retain customer deposits. Increases in interest rates also may increase the amount of interest expense we pay to creditors on short and long-term debt. Interest rate risk can also result from mismatches between the dollar amounts of re-pricing or maturing assets and liabilities and from mismatches in the timing and rates at which our assets and liabilities re-price. Changes in market values of investment securities classified as available for sale are impacted by interest rates and can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. We actively monitor and manage the balances of our maturing and re-pricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that we will be able to avoid material adverse effects on our net interest margin in all market conditions.

Mortgage Banking Risks

Our mortgage revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market.

The success of our mortgage division is dependent upon our ability to originate loans and sell them to investors, in each case at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. Mortgage production, especially refinancing activity, declines in rising interest rate environments. Our mortgage origination volume could be materially and adversely affected by rising interest rates. Accordingly, when interest rates increase, we generally expect that our mortgage production will decline.

Because we sell a substantial portion of the mortgage loans we originate, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. In fact, when rates rise, we expect increasing industry-wide competitive pressures related to changing market conditions to reduce pricing margins and mortgage revenues generally. If our level of mortgage production declines, our continued profitability will depend upon our ability to reduce our costs commensurate with the reduction of revenue from our mortgage operations. If we are unable to do so, our continued profitability may be materially and adversely affected.

We are subject to certain risks related to originating and selling mortgage loans that could have a material adverse effect on our financial condition and results of operations.

We sell mortgage loans to generate earnings and manage our liquidity and capital levels, as well as to create geographical and product diversity in our loan portfolio. Disruptions in the financial markets, a decrease in demand for these loans, or changes to laws or regulations that reduce the attractiveness of such loans to purchasers of the loans could require us to decrease our lending activities or retain a greater portion of the loans we originate. Selling fewer loans would generally result in a decrease in the gains recognized on the sale of loans, could increase our capital needs as a result of the increase of risk weighted assets, result in decreased liquidity, and result in increased credit risk as our loan portfolio increased in size, any of which could have a material adverse effect on our financial condition and results of operations.

The structure of certain loan sales may result in the retention of credit or financial risks. We retain mortgage servicing rights on a majority of the mortgage loans we sell. Mortgage servicing rights, the right to service a loan and receive servicing income over the life of the loan, are recognized as assets or liabilities at estimated fair value. The value of mortgage servicing rights are affected by prepayment speeds of mortgage loans and changes; therefore, actual performance may differ from our expectations. The impact of such factors could have a material adverse effect on the value of these mortgage servicing rights and on our financial condition and results of operations.

When loans are sold or securitized, it is customary to make representations, warranties and covenants to the purchaser or investors about the loans, including the manner in which they were originated and will be serviced. These agreements generally require the repurchase of loans or indemnification in the event we breach these representations, warranties or covenants and such breaches are not cured. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or defects affecting the security interest in the collateral. We have not been obligated to make significant repurchases of sold loans in the past. A material increase in the amount of loans repurchased could have a material adverse effect on our financial condition and results of operations.

In a period of rising or high-interest rates, we expect our mortgage revenue to decrease due to decreased residential mortgage origination volume and pricing decisions of competitors may adversely affect our profitability.

Our mortgage division originates, sells and services residential mortgage loans. Changes in interest rates, housing prices, applicable government regulations and pricing decisions by our loan competitors may adversely affect demand for our residential mortgage loan products, the revenue realized on the sale of loans, the revenues received from servicing such loans for others and, ultimately, reduce our net income. In particular, when rates are higher, client activity (and our related income) tends to be muted. Lower rates tend to foster higher activity. Rising rates have substantially reduced our income from our mortgage division. Further reductions in income from our mortgage-related businesses are possible. In addition, new regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we utilize to sell mortgage loans may increase costs and make it more difficult to operate a residential mortgage origination business. Our revenue from the mortgage banking business was $39.0 million in 2024 and $31.4 million in 2023. This revenue could decline in future periods if interest rates rise or remain elevated or if the other risks highlighted in this paragraph are realized, which will adversely affect our profitability.

We depend on U.S. government-sponsored entities and government agencies, and any changes in these entities, their current roles or the leadership at such entities or their regulators could materially and adversely affect our business, financial condition, liquidity and results of operations.

Our ability to generate revenues through mortgage loan sales depends on programs administered by government-sponsored entities ("GSEs"), such as Fannie Mae and Freddie Mac, government agencies, including Ginnie Mae, and others that facilitate the issuance of mortgage-backed securities ("MBS"), in the secondary market. Presently, almost all of the newly originated loans that we originate directly with borrowers qualify under existing standards for inclusion in MBS issued by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae. A number of legislative proposals have been introduced in recent years that would wind down or phase out the GSEs. It is not possible to predict the scope and nature of the actions that the U.S. government, will ultimately take with respect to the GSEs. Any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and their regulators or the U.S. federal government, and any changes in leadership at these entities, could adversely affect our business and prospects. Any discontinuation of, or significant reduction in, the operation of Fannie Mae or Freddie Mac or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or in underwriting criteria could materially and adversely affect our business, financial condition, liquidity and results of operations.

Elimination of the traditional roles of Fannie Mae and Freddie Mac, or any changes to the nature or extent of the guarantees provided by Fannie Mae and Freddie Mac or the fees, terms and guidelines that govern our selling and servicing relationships with them, could also materially and adversely affect our ability to sell and securitize loans through our loan production segment, and the performance, liquidity and market value of our investments. Moreover, any changes to the nature of the GSEs or their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, financial condition, liquidity and results of operations.

We may be terminated as a servicer of mortgage loans, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.

We act as servicer for approximately $5.8 billion of residential loans owned by third parties as of December 31, 2024. As a servicer for those loans we have certain contractual obligations, including foreclosing on defaulted mortgage loans or, to the extent applicable, considering alternatives to foreclosure such as loan modifications or short sales. If we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, causing us to lose servicing income.

For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we have increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer, or increased loss severity on such repurchases, we may have a significant reduction to net servicing income within our mortgage banking noninterest income. We may incur costs if we are required to, or if we elect to, re-execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to the borrower and/or to any title insurer of the property sold in foreclosure if the required process was not followed. These costs and liabilities may not be legally or otherwise reimbursable to us. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. We may incur liability to securitization investors relating to delays or deficiencies in our processing of mortgage assignments or other documents necessary to comply with state law governing foreclosures. The fair value of our mortgage servicing rights may be negatively affected to the extent our servicing costs increase because of higher foreclosure costs. We may be subject to fines and other sanctions imposed by federal or state regulators as a result of actual or perceived deficiencies in our foreclosure practices or in the foreclosure practices of other mortgage loan servicers. Any of these actions may harm our reputation or negatively affect our home lending or servicing business.

We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm our liquidity, results of operations and financial condition.

When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including the GSEs, about the mortgage loans and the manner in which they were originated. Whole loan sale agreements require repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

Operational Risks

We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients, counterparties or other third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and third parties, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially and adversely affected if employees, clients, counterparties or other third parties caused an operational breakdown or failure, either as a result of human error, fraudulent manipulation or purposeful damage to any of our operations or systems.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Fraud is a major, and increasing, operational risk for us and all banks.

Two traditional areas, deposit fraud (check kiting, wire fraud, etc.) and loan fraud, continue to be major sources of fraud attempts and loss. The sophistication and methods used to perpetrate fraud continue to evolve as technology changes. In addition to cybersecurity risk (discussed below), new technologies have made it easier for bad actors to obtain and use client personal information, mimic signatures and otherwise create false documents that look genuine. The industry fraud threat continues to evolve, including but not limited to card fraud, check fraud, social engineering and phishing attacks for identity theft and account takeover. Our anti-fraud measures are both preventive and, when necessary, responsive; however, some level of fraud loss is unavoidable, and the risk of a major loss cannot be eliminated.

Our ability to conduct and grow our businesses is dependent in part upon our ability to create, maintain, expand, and evolve an appropriate operational and organizational infrastructure, manage expenses, and recruit and retain personnel with the ability to manage a complex business.

Operational risk can arise in many ways, including: errors related to failed or inadequate physical, operational, information technology, or other processes; faulty or disabled computer or other technology systems; fraud, theft, physical security breaches, electronic data and related security breaches, or other criminal conduct by associates or third parties; and exposure to other external events. Inadequacies may present themselves in myriad ways. Actions taken to manage one risk may be ineffective against others. For example, information technology systems may be sufficiently redundant to withstand a fire, incursion, malware, or other major casualty, but they may be insufficiently adaptable to new business conditions or opportunities. Efforts to make systems more robust may make them less adaptable, and vice-versa. Also, our efforts to control expenses, which is a significant priority for us, increases our operational challenges as we strive to maintain client service and compliance at high quality and low-cost.

We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect our business.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition. In addition, a disruption in our operations resulting from failure of transportation and telecommunication systems, loss of power, interruption of other utilities, natural disaster, fire, global climate changes, computer hacking or viruses, failure of technology, terrorist activity or the domestic and foreign response to such activity or other events outside of our control could have an adverse impact on the financial services industry as a whole and/or on our business. Our business recovery plan may not be adequate and may not prevent significant interruptions of our operations or substantial losses. The increased number of cyberattacks during the past few years has further heightened our attention to this risk. As such, we are continuously reviewing and implementing additional security controls and generally expanding our cybersecurity team to monitor and assist with the mitigation of this ever-increasing risk.

A failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, result in litigation or investigations, and damage our reputation, increase our costs and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. As client, public, and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics (such as the COVID-19 pandemic); events arising from local or larger scale political or social matters, including terrorist acts; and cyber-attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software, and networks to conduct our operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our clients' devices may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our clients' confidential, proprietary and other information, or otherwise disrupt our or our clients' or other third parties' business operations. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide services or security solutions for our operations, and other third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

During 2023, we were notified by our vendor, Progress Software Corporation, of vulnerabilities in Progress Software's MOVEit file transfer software the Bank utilizes for securely transferring sensitive and confidential information and other data, resulting in unauthorized parties likely gaining access to certain Bank customer data that included personally identifiable information. We publicly disclosed this breach and provided appropriate notifications to potentially impacted customers. While our business has not been materially impacted by these cybersecurity incidents, similar incidents could have a material adverse effect on our business in the future.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber-attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

Our risk management framework may not be effective in mitigating risks and/or losses.

We have implemented a risk management framework to mitigate our risk and loss exposure. This framework is comprised of various processes, systems and strategies, and is designed to identify, measure, monitor, report and manage the types of risk to which we are subject, including, among others, credit risk, interest rate risk, liquidity risk, legal and regulatory risk, compliance risk, strategic risk, cybersecurity risk, reputational risk and operational risk related to our employees, systems and vendors, among others. Any system of control and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met and will be effective under all circumstances or that it will adequately identify, manage or mitigate any risk or loss to us. Additionally, instruments, systems and strategies used to hedge or otherwise manage exposure to various types of interest rate, price, legal and regulatory compliance, credit, liquidity, operational and business risks and enterprise-wide risk could be less effective than anticipated. As a result, we may not be able to effectively mitigate our risk exposures in particular market environments or against particular types of risk. If our risk management framework is not effective, we could suffer unexpected losses and become subject to litigation, negative regulatory consequences, or reputational damage among other adverse consequences, any of which could result in our business, financial condition, results of operations or prospects being materially adversely affected.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values: being an integral part of the communities we serve; delivering superior service to our customers; and caring about our customers and associates. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide financial services. Such damage could also impair the confidence of our counterparties and business partners, and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our core values and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy, which could adversely affect our business, financial condition and results of operations.

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Our business is primarily relationship-driven in that many of our key personnel have extensive customer or asset management relationships. Loss of key personnel with such relationships may lead to the loss of business if the customers were to follow that employee to a competitor or if asset management expertise was not replaced in a timely manner. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. We may not be successful in retaining key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable us, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects.

We are subject to environmental and climate change risks.

We own certain of our properties, and a significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. As a result, we could be subject to environmental liabilities with respect to these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to obtain an environmental study during the underwriting process for certain commercial real estate loan originations and to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business financial condition and results of operations.

In addition, we are subject to the growing risk of climate change. See *Climate Risks* in this Item 1A of this report.

Industry-Related Risks

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general U.S. economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time, which varies between loans. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

We could experience a loss due to competition with other financial institutions.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources than us. Such competitors primarily include national, super-regional, and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

- our ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe and sound assets;
- our ability to expand our market position;
- the scope, relevance, and pricing of the products and services we offer to meet our customers' needs and demands;
- the rate at which we introduce new products and services relative to our competitors;
- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, making it more difficult to attract new and retain existing clients and our net interest margin, net interest income and trust and wealth management fees could decline, which would adversely affect our results of operations and could cause us to incur losses in the future.

In addition, our ability to successfully attract and retain trust and wealth management clients is dependent on our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful in attracting new and retaining existing clients, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Through technological innovations and changes in client habits, the manner in which clients use financial services continues to change at a rapid pace.

We provide a large number of services remotely (online and mobile), and physical branch utilization has been in long-term decline throughout the industry for many years. Technology has helped us reduce costs and improve service, but also has weakened traditional geographic and relationship ties, and has allowed disruptors to enter traditional banking areas. Through digital marketing and service platforms, many banks are making client inroads unrelated to physical presence. This competitive risk is especially pronounced from the largest U.S. banks, and from online-only banks, due in part to the investments they are able to sustain in their digital platforms. Companies as disparate as PayPal and Starbucks provide payment and exchange services which compete directly with banks in ways not possible traditionally. Recently, some government leaders have discussed having the U.S. Post Office offer banking services.

The nature of technology-driven disruption to our industry is changing, in some cases seeking to displace traditional financial service providers rather than merely enhance traditional services or their delivery.

A number of recent technologies have worked with the existing financial system and traditional banks, such as the evolution of ATM cards into debit/credit cards and the evolution of debit/credit cards into smart phones. These sorts of technologies often have expanded the market for banking services overall while siphoning a portion of the revenues from those services away from banks and disrupting prior methods of delivering those services. Additionally, some recent innovations may tend to replace traditional banks as financial service providers rather than merely augmenting those services. For example, companies which claim to offer applications and services based on artificial intelligence are beginning to compete much more directly with traditional financial services companies in areas involving personal advice, including high-margin services such as financial planning and wealth management. The low-cost, high-speed nature of these "robo-advisor" services can be especially attractive to younger, less-affluent clients and potential clients, as well as persons interested in "self-service" investment management. Other industry changes, such as zero-commission trading offered by certain large firms able to use trading as a loss-leader, may amplify this trend. Similarly, inventions based on blockchain technology eventually may be the foundation for greatly enhancing transactional security throughout the banking industry, but also eventually may reduce the need for banks as secure deposit-keepers and intermediaries.

We may be adversely affected by the lack of soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our financial condition and results of operations.

Adverse developments affecting the financial services industry, such as recent bank failures or concerns involving liquidity, may have a material adverse effect on our operations.

The 2023 high-profile bank failures involving Silicon Valley Bank, Signature Bank, and First Republic Bank caused general uncertainty and concern regarding the liquidity adequacy of the banking sector. Although we were not directly affected by these bank failures, the resulting speed and ease in which news, including social media commentary, led depositors to withdraw or attempt to withdraw their funds from these and other financial institutions caused the stock prices of many financial institutions to become volatile. In 2024 and into 2025, continued concerns regarding the stability of certain regional banks and potential liquidity risks have further contributed to market volatility and investor caution. Additional bank failures could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our customers.

In response to the bank failures and the resulting market reaction, in March 2023 the Secretary of the Treasury approved actions enabling the FDIC to complete its resolutions of the failed banks in a manner that fully protects depositors by utilizing the Deposit Insurance Fund, including the use of Bridge Banks to assume all of the deposit obligations of the failed banks, while leaving unsecured lenders and equity holders of such institutions exposed to losses. In addition, the Federal Reserve announced it would make available additional funding to eligible depository institutions under a Bank Term Funding Program to help assure banks have the ability to meet the needs of all their depositors. In an effort to strengthen public confidence in the banking system and protect depositors, regulators announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which increased our FDIC insurance assessment and increased our costs of doing business. However, it is uncertain whether these steps by the government will continue to be sufficient to calm financial markets, reduce the risk of significant depositor withdrawals at other institutions and thereby reduce the risk of additional bank failures. As a result of this uncertainty, we face the potential for reputational risk, deposit outflows, increased costs and competition for liquidity, and increased credit risk which, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

The value of securities in our investment portfolio may decline in the future.

As of December 31, 2024, we had a carrying amount of $504.3 million of investment securities. The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio. We analyze our securities on a quarterly basis to determine if an expected credit loss has occurred. The process for determining whether a credit loss has occurred usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize expected credit losses on our securities in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

Our deposit insurance premiums could be higher in the future, which could have an adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as Sunflower Bank, up to the maximum federal deposit insurance level per account. Our regular assessments are based on its average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels and the level of supervisory concern. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums. Also, if our financial condition deteriorates or if the bank regulators otherwise have supervisory concerns about us, then our assessments could rise. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities, or otherwise negatively impact our operations.

Capital and Liquidity Risks

We may be exposed to a need for additional capital resources in the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. Accordingly, we cannot provide assurance that such financing will be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, our current stockholders' interests could be diluted.

Liquidity, primarily through deposits, is essential to our business model and a lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our results of operation, financial condition and cash flows.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to the maximum federal deposit insurance level, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans generally are not readily convertible to cash.

From time to time, if deposits and loan payments are not sufficient to meet our needs, we may be required to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings and/or accessing the equity or debt capital markets. The availability of these secondary funding sources is subject to broad economic conditions, to regulation and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Additionally, if we fail to remain "well-capitalized" our ability to utilize brokered deposits may be restricted. We have somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, when necessary, the secondary sources of borrowed funds described above will be used to augment our primary funding sources. An inability to maintain or raise funds (including the inability to access secondary funding sources) in amounts necessary to meet our liquidity needs would have a substantial negative effect, individually or collectively, on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include our financial results, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation, counterparty availability, changes in the activities of our business partners, changes affecting our loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in our creditworthiness and business. Those factors may lead to depositors withdrawing their deposits or creditors limiting our borrowings. Our access to liquidity could also be impaired by factors that are not specific to us, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets and have a material adverse effect on our results of operations or financial condition.

We may not be able to maintain a strong core deposit base or access other low-cost funding sources.

We rely on bank deposits to be a low-cost and stable source of funding. In addition, our future growth will largely depend on our ability to maintain and grow a strong core deposit base. If we are unable to continue to attract and retain core deposits, to obtain third-party financing on favorable terms, or to have access to interbank or other liquidity sources, we may not be able to grow our assets as quickly. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits in response to interest rate changes initiated by the Federal Reserve or for other reasons of their choice, our funding costs may increase, either because we raise our rates to retain deposits or because of deposit outflows that require us to rely on more expensive sources of funding. In addition, we could experience deposit outflows as a result of depositors seeking to maximize deposit insurance by limiting their deposits at a single financial institution to the maximum federal deposit insurance level. Inflation and higher interest rates, along with monetary events, can cause some of our business customers who have greater operating cash needs to reduce their deposit balances with us. Higher funding costs could reduce our net interest margin and net interest income. Any decline in available funding could adversely affect our ability to continue to implement our business strategy which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Deposits traditionally have provided our most affordable funds and by far the largest portion of funding. However, deposit trends can shift with economic conditions.

If interest rates fall, deposit levels in our Bank might fall, perhaps fairly quickly if a tipping point is reached, as depositors become more comfortable with risk and seek higher returns in other vehicles. Further, if interest rates remain high, our competitors, which include other banks and non-banks, may raise interest rates for deposits materially and our depositors may move their funds to other institutions, a process which has become easier with advances in technology and operations. These circumstances could result in material changes in deposit levels over relatively short time periods, and they could pressure us to raise interest we pay on our deposits, which could shrink our net interest margin if loan rates do not rise correspondingly.

<u>Risks Related to Strategic Plans</u>

We may be adversely affected by risks associated with mergers and acquisitions, including execution risk, which could disrupt our business and dilute stockholder value.

In accordance with our strategic plan, we evaluate opportunities to acquire other banks and branch locations, as well as other fee generating lines of business, such as fee based advisory and trust services. As a result, we may engage in mergers, acquisitions and other transactions that could have a material effect on our operating results and financial condition, including short and long-term liquidity.

Our merger and acquisition activities could be material and could require us to issue a significant number of shares of our common stock or other securities and/or to use a substantial amount of cash, other liquid assets, and/or incur debt.

Our merger and acquisition activities could involve a number of additional risks, including the risks of:

- the possibility that the expected benefits of a transaction, including cost savings, may not materialize in the timeframe expected or at all, or may be costlier to achieve;
- the incurrence and possible impairment of goodwill and other intangible assets associated with an acquisition or merger and possible adverse short-term effects on our results of operations;
- the occurrence of a change in the interest rate environment, including the magnitude and duration of interest rate changes, which could adversely affect our revenue and expenses, value of assets and obligations, and the availability and cost of capital and liquidity, along with the consummation of the merger;
- incurring the time and expense associated with identifying, evaluating and negotiating with potential merger or acquisition targets and with seeking to complete and preparing for integration with proposed mergers or acquisitions;
- our inability to obtain regulatory and other approvals necessary to consummate mergers, acquisitions or other expansion activities, or the risk that such regulatory approvals are delayed, impeded, or conditioned due to existing or new regulatory issues surrounding us, the target institution or the proposed combined entity as a result of, among other things, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive or abusive acts or practices regulations, or the Community Reinvestment Act;
- diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- the inability to obtain alternative capital in the event it becomes necessary to complete the proposed merger;
- our estimates and judgments used to evaluate financial performance, credit, asset values, operations, management and market risks with respect to the acquired or merged company may not be accurate;
- the ability to develop and maintain a strong core deposit base or other low-cost funding sources necessary to fund our activities, particularly in a rising or high-interest rate environment;
- potential exposure to unknown or contingent liabilities of the acquired or merged company;
- difficulty or unanticipated expense associated with converting the operating systems of, and otherwise integrating the business of, the acquired or merged company into ours;
- the possibility that we will be unable to successfully implement integration strategies, due to challenges associated with integrating complex systems, technology, banking centers, and other assets of the acquired or merged company in a manner that minimizes any adverse effect on customers, suppliers, employees, and other constituencies;
- delays in completing or failure to complete a merger or acquisition due to litigation, closing conditions or the regulatory approval process;
- the possibility that a proposed acquisition or merger may not be timely completed, if at all;
- creating an adverse short-term effect on our results of operations; and
- the possible loss of our key employees and customers or those of the acquired or merged company.

If we do not successfully manage these risks, our merger and acquisition activities could have a material adverse effect on our business, financial condition, and results of operations, including short-term and long-term liquidity, our ability to successfully implement our strategic plan and our stock price.

We may issue stock or equity derivative securities in connection with mergers and acquisitions that will dilute the percentage ownership and voting percentage interest of our existing stockholders and result in our existing stockholders exercising less influence over management, and such issuances may reduce the book value or earnings per share of our common stock, cause the price of our common stock to decline and adversely affect the terms on which we may obtain additional capital.

We may issue stock or equity derivative securities in connection with mergers and acquisitions that will dilute the percentage ownership and voting percentage interest of our existing stockholders and result in our existing stockholders exercising less influence over management, and such issuances may reduce the book value or earnings per share of our common stock, cause the price of our common stock to decline and adversely affect the terms on which we may obtain additional capital.

Future mergers and acquisitions may be delayed, impeded, not approved or prohibited due to regulatory issues.

Our mergers and acquisitions are subject to approval by a variety of federal and state regulatory agencies. The process for obtaining these required regulatory approvals has become substantially more difficult in recent years, including in connection with prior proposed mergers that we have pursued. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues we or the target company has, or may have, with regulatory agencies, including, without limitation, issues related to adverse public comments to merger applications, anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, Community Reinvestment Act issues, anti-trust issues, and other similar laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential mergers and acquisitions that may result from these factors could have a material adverse effect on our business, and, in turn, our financial condition and results of operations.

Additional growth will subject FirstSun to additional regulation, increased supervision and increased costs.

The Dodd-Frank Act imposes additional regulatory requirements on institutions with $10 billion or more in assets. We had $8.1 billion in assets as of December 31, 2024. Future organic growth or merger and acquisition activity could cause our assets to be more than $10 billion and, as a result, we will become subject to the additional regulatory requirements, increased supervision and increased costs, including the following:

- Supervision, examination and enforcement by the CFPB with respect to consumer financial protection laws;
- A different methodology for calculating FDIC insurance assessments and potentially higher assessment rates for institutions with $10 billion or more in assets;
- Heightened compliance standards under the Volcker Rule;
- Enhanced supervision as a larger financial institution; and
- Under the Durbin Amendment to the Dodd-Frank Act, institutions with $10 billion or more in assets are subject to a cap on the interchange fees that may be charged in certain electronic debit and prepaid card transactions.

The imposition of these regulatory requirements and increased supervision may require additional commitment of financial resources to regulatory compliance and may increase FirstSun's cost of operations.

Failure to achieve one or more key elements needed for successful organic growth could adversely affect our business and earnings.

There are a number of risks to the successful execution of our organic growth strategy that could result in a material and adverse effect upon our results of operation and financial condition. These risks include, without limitation, the following:

- our inability to attract and retain clients in our banking market areas;
- our inability to achieve and maintain growth in our earnings while pursuing new business opportunities;
- our inability to maintain a high level of client service while optimizing our physical branch count due to changing client demand, all while expanding our remote banking services and expanding or enhancing our information processing, technology, compliance, and other operational infrastructures effectively and efficiently;
- our inability to maintain loan quality in the context of significant loan growth;
- our inability to attract or maintain sufficient deposits and capital to fund anticipated loan growth;
- our inability to maintain adequate common equity and regulatory capital while managing the liquidity and capital requirements associated with growth, especially organic growth and cash-funded acquisitions;

- our inability to hire or retain adequate management personnel and systems to oversee and support such growth;
- our inability to implement additional policies, procedures and operating systems required to support our growth; and
- our inability to manage effectively and efficiently the changes and adaptations necessitated by a complex, burdensome, and evolving regulatory environment.

Although we have in place strategies designed to achieve those elements that are significant to us at present, our challenge is to execute those strategies and adjust them, or adopt new strategies, as conditions change.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Public Health Issues

Outbreaks of communicable diseases, including COVID-19 and its variants, have led to periods of significant volatility in financial, commodities (including oil and gas) and other markets, adversely affected our ability to conduct normal business, adversely affected our clients, and are likely to harm our businesses, financial condition and results of operations.

The COVID-19 pandemic caused and may continue to cause significant disruption in the international and United States economies and financial markets and has had an adverse effect on our business and results of operations. We have also seen a surge in flu and other respiratory illnesses of varying seriousness and magnitude. The spread of these diseases, including COVID variants, has caused illness and death resulting in quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions, and overall economic and financial market instability. In response to the COVID-19 pandemic, the governments of the states in which we have branches, and most other states, periodically have taken preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forego their time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. These restrictions and other consequences of public health issues have resulted in significant adverse effects for many different types of businesses, including, among others, those in the hospitality (including hotels and lodging) and restaurant industries, and resulted in a significant number of layoffs and furloughs of employees nationwide and in the regions in which we operate. We may experience other negative impacts to our business as a result of an outbreak of a communicable disease that could exacerbate other risks discussed in this "Risk Factors" section.

Legal, Accounting, Tax, Regulatory and Compliance Risks

The banking industry is heavily regulated and that regulation could limit or restrict our activities and adversely affect our operations or financial results.

We operate in an extensively regulated industry and we are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. FirstSun is subject to Federal Reserve regulations, and Sunflower Bank is subject to regulation, supervision and examination by the OCC. Our compliance with banking regulations is costly and restricts some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business. If, as a result of an examination, a banking agency were to determine that the financial condition, capital adequacy, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management are in violation of any law or regulation, the banking agency could take a number of different remedial actions as it deems appropriate.

Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our stockholders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes. The burden of regulatory compliance has increased under the Dodd-Frank Act and has increased our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us or our subsidiaries.

Furthermore, our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition or results of operations.

From time to time, we are, or may become, involved in suits, legal proceedings, information-gatherings, reviews, investigations and proceedings by governmental and self-regulatory agencies that may lead to material adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, financial statement restatements, restrictions on the way we conduct our business, reputational harm and other potentially material adverse consequences.

Failure to maintain certain regulatory capital levels and ratios could result in regulatory actions that would be materially adverse to our shareholders.

Pressures to maintain appropriate capital levels and address business needs in a changing economy could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could be dilutive or otherwise have an adverse effect on our shareholders. Such actions could include: reduction or elimination of dividends; the issuance of common or preferred stock, or securities convertible into stock; or the issuance of any class of stock having rights that are adverse to those of the holders of our existing classes of common or preferred stock. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make share repurchases or redemptions. Higher capital levels could also lower our return on equity. Additional information concerning these risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears: under the captions *Capital and Related Requirements* in Item 1 of this report; under the caption "*Capital*" of Part II, Item 7; and "*Note 17 - Regulatory Capital Requirements*," under Part II, Item 8.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or the "IRS." There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws restrict our ability to originate certain mortgage loans and increase our risk of liability with respect to such loans and increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. The CFPB has issued several rules on mortgage lending, notably a rule requiring all home mortgage lenders to determine a borrower's ability to repay the loan. Loans with certain terms and conditions and that otherwise meet the definition of a "qualified mortgage" may be protected from liability to a borrower for failing to make the necessary determinations. In response to these laws and related CFPB rules, we have tightened, and in the future may further tighten, our mortgage loan underwriting standards to determine borrowers' ability to repay. Although it is our policy not to make predatory loans and to determine borrowers' ability to repay, these laws and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties and materially restrict our organic growth and strategic growth and expansion activity.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support Sunflower Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to Sunflower Bank if it experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

We could become subject to claims and litigation pertaining to our fiduciary responsibility.

Some of the services we provide, such as trust and wealth management services, require us to act as fiduciaries for our customers and others. Customers make claims and on occasion take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal action are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse impact on our financial condition and results of operations.

We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, we, our directors and our management are the subject of various claims and legal actions by customers, employees, stockholders and others. Whether such claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect our reputation and our products and services as well as impact customer demand for those products and services. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations, increase our cost of doing business or delay or prevent our planned mergers or acquisitions. Our insurance or indemnities may not cover all claims that may be asserted against us. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, reputation, financial condition and results of operations.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service many of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operation could be adversely affected.

In addition, we have sold loans to third parties. In connection with these sales, we make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

In 2025, the U.S. political landscape remains uncertain, with the Republicans holding the majority in both the U.S. House of Representatives and the U.S. Senate. A unified Republican Congress has created conditions for potential shifts in policy, though partisan division may still result in challenges to enacting sweeping reforms. Under the Biden Administration, Congressional committees with jurisdiction over the banking sector pursued oversight and legislative initiatives in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other ESG matters, improving competition in the banking sector and enhancing oversight of bank mergers and acquisitions, establishing a regulatory framework for digital assets and markets, and oversight of pandemic responses and economic recovery. The Trump Administration, alongside a unified Republican Congress, may pursue policies or changes that (i) reverse or suspend key actions implemented under the Biden Administration, (ii) promote deregulation by easing regulatory burdens on financial institutions, (iii) adopt a technology-forward approach, and (iv) take a more favorable stance on bank mergers and acquisitions, potentially streamlining the approval process to encourage consolidation within the banking sector. The prospects for the enactment of major banking reform legislation remain unclear at this time.

Furthermore, leadership changes within federal banking agencies and financial regulators continue to shape the regulatory environment. Since the change in presidential administration in 2020, key positions across agencies—including the Comptroller of the Currency, CFPB, CFTC, SEC, and the U.S. Treasury—experienced significant turnover. While some leadership positions were filled, others remained vacant, leading to ongoing shifts in regulatory priorities and enforcement approaches. The unified Republican government could further alter the composition of these agencies, introducing new leadership and new policies and rules that could significantly impact the banking sector. The potential impact of the unified Republican government and any additional changes in agency personnel, policies and priorities on the financial services sector, including FirstSun and Sunflower Bank, cannot be fully predicted at this time. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

Political dysfunction and volatility within the federal government, both at the regulatory and Congressional level, creates significant potential for major and abrupt shifts in federal policy regarding bank regulation, taxes, and the economy, any of which could have significant and adverse impacts on our business and financial performance.

Certain of our operations and customers are dependent on the regular operation of the federal or state government or programs they administer. For example, our SBA lending program depends on interaction with the SBA, an independent agency of the federal government. During a lapse in funding, such as has occurred during previous federal government "shutdowns", the SBA may not be able to engage in such interaction. Similarly, loans we make through USDA lending programs may be delayed or adversely affected by lapses in funding for the USDA. In addition, customers who depend directly or indirectly on providing goods and services to federal or state governments or their agencies may reduce their business with us or delay repayment of loans due to lost or delayed revenue from those relationships. If funding for these lending programs or federal spending generally is reduced as part of the appropriations process or by administrative decision, demand for our services may be reduced. Any of these developments could have a material adverse effect on our financial condition, results of operations or liquidity.

Data privacy is a major political concern. The laws governing it are new, and they are likely to evolve and expand.

Many non-regulated, non-banking companies have gathered large amounts of personal details about millions of people, and they have the ability to analyze that data and act on that analysis very quickly. This situation has prompted governmental responses. Two prominent responses are the European Union General Data Protection Regulation and the California Consumer Privacy Act. Neither is a banking industry regulation, but both apply to banks in relation to certain clients. Further general regulation to protect data privacy appears likely, and banking industry regulations might be enlarged as well.

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant assumptions, estimates and judgments that affect the financial statements.

Management must make significant assumptions and estimates and exercise significant judgment in selecting and applying accounting and reporting policies. In some cases, management must select a policy from two or more alternatives, any of which may be reasonable under the circumstances, which may result in reporting materially different results than would have been reported under a different alternative. The estimate that is consistently one of our most critical is the level of the allowance for credit losses. However, other estimates can be highly significant at discrete times or during periods of varying length, for example the valuation (or impairment) of our deferred tax assets. Estimates are made at specific points in time. As actual events unfold, estimates are adjusted accordingly. Due to the inherent nature of these estimates, it is possible that, at some time in the future, we may significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the provided allowance, or we may recognize a significant provision for impairment of assets, or we may make some other adjustment that will differ materially from the estimates that we make today. Moreover, in some cases, especially concerning litigation and other contingency matters where critical information is inadequate, often we are unable to make estimates until fairly late in a lengthy process.

We could be subject to changes in tax laws, regulations and interpretations or challenges to our income tax provision.

We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. Any change in enacted tax laws, rules or regulatory or judicial interpretations, or any change in the pronouncements relating to accounting for income taxes could adversely affect our effective tax rate, tax payments and results of operations. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, changes in enacted tax laws, such as adoption of a lower income tax rate in any of the jurisdictions in which we operate, could impact our ability to obtain the future tax benefits represented by our deferred tax assets. In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. The ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

Our internal controls and procedures may fail or be circumvented.

Maintaining and adapting our internal controls over financial reporting, disclosure controls and procedures and effective corporate governance policies and procedures ("controls and procedures") is expensive and requires significant management attention. Moreover, as we continue to grow, our controls and procedures may become more complex and require additional resources to ensure they remain effective amid dynamic regulatory and other guidance. Failure to implement effective controls and procedures or circumvention of our controls and procedures could harm our business, results of operations and financial condition or cause us to fail to meet our public reporting obligations.

<u>Risks Related to FirstSun Common Stock and Market Risk</u>

The trading volumes in our common stock, may not provide adequate liquidity for investors.

Shares of our common stock are listed on the NASDAQ Global Select Market; however, the average daily trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control and which may be limited. Under such circumstances, you could have difficulty selling your shares of our common stock on short notice. Given the current daily average trading volume of our common stock, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a significant decline in the price of our common stock.

In addition, the total number of our outstanding shares less the shares beneficially owned by our directors, executive officers and greater than 5% stockholders, is quite limited. Accordingly, shareholders should consider the potential illiquid and long-term nature of an investment in FirstSun common stock.

The trading price of our common stock may be subject to continued significant fluctuations and volatility.

The market price of our common stock could be subject to significant fluctuations due to, among other things:

- actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts and investors, including with respect to credit losses on loans or unfunded commitments we may incur;
- announcements regarding significant transactions in which we may engage;
- market assessments regarding such transactions;
- changes or perceived changes in our operations or business prospects;
- legislative or regulatory changes affecting our industry generally or our businesses and operations;
- a weakening of general market and economic conditions, particularly with respect to economic conditions in the markets in which we operate;
- the operating and share price performance of companies that investors consider to be comparable to us;
- future offerings by us of debt, preferred stock or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;
- actions of our current stockholders, including future sales of common stock by existing stockholders and our directors and executive officers; and
- other changes in U.S. or global financial markets, economies and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

FirstSun's Larger Stockholders could exercise significant influence over FirstSun, and their interests in FirstSun may be different than yours.

Certain of the larger stockholders of FirstSun own, in the aggregate, approximately 67.4% of our common stock. As a result, our larger stockholders exercise significant influence over FirstSun through such ownership.

In addition, certain of FirstSun's larger stockholders, are entitled to designate nominees for four of the ten director seats, in each case, so long as certain stock ownership thresholds are maintained. The directors nominated by these larger stockholders will have significant authority to make decisions affecting our business, including, among others, the issuance of additional capital stock, the incurrence of additional indebtedness, mergers and acquisitions, the decision of whether or not to declare dividends and other extraordinary corporate matters.

The interests of FirstSun's larger stockholders may conflict with the interests of our stockholders. For example, some or all of FirstSun's larger stockholders may support certain long-term strategies or objectives for FirstSun that may not be accretive to our stockholders in the short term. The concentration of ownership may also delay, defer or even prevent a change in control of FirstSun, even if such a change in control would benefit our other stockholders, and may make some transactions more difficult or impossible without the support of FirstSun's larger stockholders.

Some provisions of our organizational documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation and bylaws, as well as provisions of the DGCL, could make it more difficult for a third-party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

- establishing a classified board of directors such that not all members of the board are elected at one time, with four of our ten director seats being nominated by certain larger stockholders under agreements with them, so long as certain stock ownership thresholds are maintained;
- providing for a plurality voting standard in the election of directors without cumulative voting;
- providing that our stockholders may remove members of our board of directors only for cause;
- enabling our board of directors to issue additional shares of authorized, but unissued capital stock;
- enabling our board to issue "blank check" preferred stock without further stockholder approval; and
- enabling our board of directors to amend certain provisions of our bylaws without stockholder approval.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, a stockholder may only receive a return on their investment in our common stock if the trading price of our common stock increases.

Also, as a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve and any future payment of dividends will depend on the Bank's ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. The Bank is also subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. In addition, in the future, we may enter into borrowing or other contractual arrangements that restrict our ability to pay dividends. As a consequence of these various limitations and restrictions, we may not be able to pay dividends on our common stock. See "Item 1. Business - Supervision and Regulation - Dividend Payments" for additional information.

An investment in FirstSun common stock is not an insured deposit and is subject to risk of loss.

An investment in FirstSun common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not to "emerging growth companies," including, but not limited to:

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;
- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the first fiscal year following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement; (ii) the first fiscal year after our annual gross revenues are $1.235 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We may issue additional shares of stock or equity derivative securities that may dilute the percentage ownership of existing stockholders and the book value per share of our common stock, which may cause the price of our common stock to decline and adversely affect the terms on which we may obtain additional capital.

Issuances of FirstSun common stock or equity derivative securities, or the perception that these issuances could occur, could cause the market price of FirstSun common stock to decline and make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate. Accordingly, the market price of FirstSun common stock could be adversely affected by actual or anticipated issuances of a significant number of shares of FirstSun common stock in the future.

We are authorized to issue up to 50,000,000 shares of our common stock, and to issue up to 10,000,000 shares of preferred stock, without further stockholder approval. As of March 6, 2024, FirstSun had 27,753,918 shares of common stock outstanding, and no shares of preferred stock outstanding.

We may issue additional shares of our stock or equity derivative securities in the future pursuant to current or future equity compensation plans, in connection with future acquisitions or financings, or to raise additional capital to support our growth or to otherwise strengthen our balance sheet. Any issuance of shares of our stock or derivative equity securities will dilute the percentage ownership of our shareholders, may dilute the book value per share of our common stock, may dilute the economic and voting ownership interest of our existing stockholders, and could have a material negative effect on the value of our common stock.

Sales by FirstSun stockholders of substantial amounts of our common stock, as well as the anticipation of such sales by the public markets, could depress the market price of our common stock.

FirstSun has filed a resale shelf registration statement, which was declared effective by the SEC on November 1, 2023 and remains in effect, with respect to the potential resale of up to approximately 20.47 million shares of our common stock by certain large stockholders. FirstSun also filed with the SEC a resale shelf registration statement with respect to the potential resale of up to approximately 2.46 million shares of our common stock by certain institutional stockholders who purchased such shares from FirstSun in a private placement on January 17, 2024.

Sales by stockholders of FirstSun of significant amounts of our common stock, as well as the anticipation of such sales by the public markets, could cause the market price of our common stock to decline. These sales may also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate to raise funds through future offerings of our common stock or derivative equity securities.

Climate Risks

Natural disasters and weather-related events exacerbated by climate change could have a negative impact on our results of operations and financial condition.

We operate in markets in which natural disasters, including tornadoes, severe storms, fires, floods, droughts, hurricanes and earthquakes have occurred. Such natural disasters could significantly affect the local population and economies, the activities of many of our customers and clients, and our business, and could pose physical risks to our properties. Although our banking offices are geographically dispersed throughout portions of the western, midwestern and southwestern United States and we maintain insurance coverage for such events, a significant natural disaster in or near one or more of our markets could have a material adverse effect on our financial condition, results of operations or liquidity.

The markets in which we operate also are exposed to the adverse impacts of climate change, as well as uncertainties related to the transition to a low-carbon economy. Climate change presents both immediate and long-term risks to us and our customers and clients, with the risks expected to increase over time.

Climate risks can arise from both physical risks (those risks related to the physical effects of climate change) and transition risks (risks related to regulatory, compliance, technological, stakeholder and legal changes from a transition to a low-carbon economy). The physical and transition risks can manifest themselves differently across our risk categories in the short, medium and long terms.

The physical risk from climate change could result from increased frequency and/or severity of adverse weather events. For example, adverse weather events could damage or destroy our properties or our counterparties' properties and other assets and disrupt operations, making it more difficult for counterparties to repay their obligations, whether due to reduced profitability, asset devaluations or otherwise. These events could also increase the volatility in financial markets and increase our counterparty exposures and other financial risks, which may result in lower revenues and higher cost of credit.

Transition risks may arise from changes in regulations or market preferences toward a low-carbon economy, which in turn could have negative impacts on asset values, results of operations or our reputation or that of our customers and clients. For example, our corporate credit exposures include industries that may experience reduced demand for carbon-intensive products due to the transition to a low-carbon economy. Moreover, banking regulators and others are increasingly focusing on the issue of climate risk at financial institutions, both directly and with respect to their clients.

Even as regulators, such as the SEC, begin to propose or mandate additional disclosure of climate-related information by companies across sectors, there may continue to be a lack of information for more robust climate-related risk analyses. Third-party exposures to climate-related risks and other data generally are limited in availability and variable in quality. Modeling capabilities to analyze climate-related risks and interconnections are improving but remain incomplete. Legislative or regulatory uncertainties and changes regarding climate-related risk management and disclosures are likely to result in higher regulatory, compliance, credit, reputational and other risks and costs (for additional information, see the ongoing regulatory and legislative uncertainties and changes risk factor above). In addition, we could face increased regulatory, reputational and legal scrutiny as a result of its climate risk.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Cybersecurity is a critical component of our overall risks given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer ("CISO") is primarily responsible for this cybersecurity component and is a member of the enterprise risk management organization, reporting directly to the Chief Risk Officer and regularly reports on the state of the program to the Information Security Committee and the Risk Committee of the Board of Directors. In addition, the CISO works in conjunction with the Chief Information Officer ("CIO") and Chief Technology Officer ("CTO") to address technology strategy, controls, and processes to ensure the security of the network, data, and services for the Bank. The CIO reports Information Technology activities through the Information Technology Steering Committee and the Bank's Board of Directors.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the Federal Financial Institutions Examination Council ("FFIEC") regulatory guidance, and other industry standards such as the Center for Internet Security ("CIS") and the National Institute of Standards and Technology (NIST) Cybersecurity Framework ("CSF"). In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence to facilitate and promote program effectiveness. Our Chief Information Security Officer, Chief Technology Officer, and our Chief Information Officer regularly collaborate with industry groups to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions.

We leverage people, processes, and technology with an in-depth, layered, defensive strategy as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections as a significant portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe.

Therefore, we will experience risk to potential vulnerabilities now and in the future but have built a program to recognize and respond to these threats and/or vulnerabilities for the purposes of identification and remediation of those threats and/or vulnerabilities and the impact they can have on our business. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks.

Additionally, we maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate management and/or executives. We have created and maintain a Crisis Management Plan as part of our overall Incident Response Plan which provides for the escalation path and management of an incident by the appropriate designated executives. The Incident Response Plan is coordinated through the Chief Information Security Officer and key members of the information technology management team are embedded by design. The Crisis Management Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Further, our risk from cybersecurity threats includes failure in or breach of our operational or security systems or infrastructure managed by third-party vendors and extends to other third parties, which could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and/or cause losses.

While we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected the Company. For further discussion of risks from cybersecurity threats, see the section captioned "A failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses." in Item 1A. Risk Factors.

Governance

Our CISO is accountable for managing our enterprise information security department and delivering our information security program. The responsibilities of this department include cybersecurity risk assessment, threat intelligence, control evaluation and assessment, monitoring and incident response, vulnerability assessment, third-party risk management, change management, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function. The second line of defense function is separated from the first line of defense function through organizational structure and overall cybersecurity management is independently reviewed by a third line through the audit function. The department consists of information security professionals with varying degrees of education and experience. Individuals within the department are generally subject to professional education and certification requirements. In particular, our Chief Information Security Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management.

Various management committees exist including the Information Security Committee, which focuses on technology risk, controls and the information security program. This committee provides oversight and governance of the information security program and technology risks. This committee is chaired by the Chief Information Security Officer and includes other executives across the Bank, including the Chief Information Officer and Chief Technology Officer. This committee meets quarterly to provide oversight of information security projects and services including strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks.

The Chief Information Security Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents, discussed at the meeting and the actions taken to the Risk Committee of the Board of Directors on a quarterly basis (or more frequently as may be required by the Incident Response Plan).

The Risk Committee of the Board of Directors is responsible for overseeing our information security program, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Chief Information Security Officer provides quarterly reports to the Risk Committee of the Board of Directors regarding the information security program, key enterprise cybersecurity initiatives and other matters relating to cybersecurity processes. The Risk Committee of the Board of Directors reviews and approves our information security policies and strategies. The Risk Committee of the Board of Directors provides a report of their activities to the full Board of Directors at each board meeting.

Item 2. Properties

Our principal executive office is located at 1400 16th Street, Suite 250, Denver, Colorado 80202. Sunflower Bank's main office is located at 8117 Preston Road, Suite 220, Dallas, Texas 75225. In addition, we currently operate 23 branches located in Texas, 21 branches located in Kansas, 11 branches located in Colorado, nine branches located in New Mexico, four branches located in Arizona and one branch located in Washington. In February 2025 we received the necessary regulatory approval to open a new branch in each of San Diego and Los Angeles, California. We also operate 14 mortgage offices located in Arizona, Idaho, Michigan, New Mexico, Oregon, Texas and Washington.

We own 43 of our banking branches and lease our other 26 banking branches. In addition, we also lease our executive office. Our mortgage banking offices are typically leased for shorter-terms. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Item 3. Legal Proceedings

FirstSun and its subsidiaries may be involved from time to time in various routine legal proceedings incidental to our respective businesses. Neither we nor any of our subsidiaries are currently engaged in any legal proceedings that are expected to have a material adverse effect on our results of operations or financial position. For further information regarding legal proceedings, see Note 22 - Commitments and Contingencies in our audited consolidated financial statements contained elsewhere in this report.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for FirstSun Common Stock

The Company's common stock is traded on The Nasdaq Global Select Market ("Nasdaq") under the symbol "FSUN". As of December 31, 2024, we had 27,709,679 shares of common stock outstanding and approximately 341 stockholders of record.

Dividends

We have not declared or paid any cash dividends on our common stock since we converted from an S corporation to a C corporation in 2016. For the foreseeable future, we do not intend to declare cash dividends and instead we plan to retain earnings to grow our business.

Although we have no current expectations to pay dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. As a Delaware corporation and a bank holding company, dividend payments are subject to numerous limitations. For additional information, see Item 1. "Business – Supervision and Regulation—Bank Holding Company Regulation—Dividend Payments", and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" and Note 14 - Stockholders' Equity included in our consolidated financial statements included elsewhere in this report.

Stockholder Return Performance

The following graph sets forth the cumulative total stockholder return for the Company's common stock from July 12, 2024 (the date the stock first began trading on the Nasdaq) to December 31, 2024, compared to an overall stock market index (Nasdaq composite) and two of the Company's peer group indexes (Nasdaq Bank Index and KBW Bank Index). The Nasdaq (Bloomberg: CCMP), Nasdaq Bank Index (Bloomberg: CBNK) and KBW Bank Index (Bloomberg: BKX) are based on total returns assuming reinvestment of dividends. The graph assumes an investment of $100 on July 12, 2024. The performance graph represents past performance and should not be considered to be an indication of future performance.



Item 6. [Reserved]

Item 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRSTSUN

In this section, unless the context suggests otherwise, references to "we," "us," and "our" mean the combined business of FirstSun and its wholly-owned subsidiaries, Sunflower Bank, Logia Portfolio Management, LLC, and FEIF Capital Partners, LLC.

The following discussion is an analysis of our consolidated results of operations for the years ended December 31, 2024, 2023 and 2022, and financial condition for the years ended December 31, 2024 and 2023. This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying footnotes filed with this report in "Part II, Item 8. Financial Statements." We have omitted discussion of 2022 results where it would be redundant to the discussion previously included in "Management's Discussion and Analysis of Financial Condition and Results of Operations of FirstSun" section of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 7, 2024. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" beginning on page 4 of this report.

General Overview

FirstSun Capital Bancorp, headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, National Association, which is headquartered in Dallas, Texas and operates as Sunflower Bank, First National 1870 and Guardian Mortgage, which we are in the process of rebranding as Sunflower Bank Mortgage Lending. We conduct a full-service community banking and trust business through our wholly-owned subsidiaries—Sunflower Bank, Logia Portfolio Management, LLC, and FEIF Capital Partners, LLC.

We offer a full range of relationship-focused services to meet our clients' personal, business and wealth management financial objectives throughout Texas, Kansas, Colorado, New Mexico, Arizona, California and Washington and a mortgage lending platform with capabilities in 43 states. Our product line includes commercial and industrial loans, commercial real estate loans, residential mortgage, public finance and other consumer loans, and a variety of commercial and consumer deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. We also offer wealth management and trust products including personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

We operate FirstSun through two operating segments: Banking and Mortgage Operations. We also allocate certain expenses to Corporate, which is not an operating segment. The expenses included in Corporate are not deemed to be allocable to our operating segments. The operating segments have been determined based on the products and services we offer and reflect the manner in which our financial information is evaluated by management. Each of the operating segments is complementary to each other and because of the interrelationship of the segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. For additional information on our segments, see Note 21 - Segment Information included in our consolidated financial statements included elsewhere in this report.

Financial Highlights For 2024

We delivered strong financial results in 2024, which included:

- Net income of $75.6 million, $2.69 per diluted share (adjusted, $87.7 million, $3.13 per diluted share, see the "Non-GAAP Financial Measures and Reconciliations" below)
- Net interest margin of 4.06%
- Return on average total assets of 0.96% (adjusted, 1.12%, see the "Non-GAAP Financial Measures and Reconciliations" below)
- Return on average stockholders' equity of 7.56% (adjusted, 8.77%, see the "Non-GAAP Financial Measures and Reconciliations" below)
- Average deposit growth of 5.8%
- Loan growth of 1.7%
- 23.2% fee revenue to total revenue[1]

Net income totaled $75.6 million, or $2.69 per diluted share, in 2024, compared to $103.5 million, or $4.08 per diluted share, in 2023. Adjusted net income, a non-GAAP financial measure, was $87.7 million, or $3.13 per diluted share, in 2024. The return on average total assets was 0.96% in 2024, compared to 1.38% in 2023, and the return on average stockholders' equity was 7.56% in 2024, compared to 12.50% in 2023. Adjusted return on average total assets and adjusted return on average stockholders' equity, each a non-GAAP financial measure, were 1.12% and 8.77% respectively in 2024.

The following table sets forth certain financial highlights of FirstSun as of and for the years ended December 31,:

($ in thousands, except per share amounts)		2024		2023		2022
Income Statement:						
Net interest income	$	296,910	$	293,431	$	241,632
Provision for credit losses		27,550		18,247		18,050
Noninterest income		89,792		79,092		89,566
Noninterest expense		264,040		222,793		239,126
Income before income taxes		95,112		131,483		74,022
Provision for income taxes		19,484		27,950		14,840
Net income		75,628		103,533		59,182
Adjusted net income[2]		87,744		103,533		76,213
Balance Sheet:						
Total assets	$	8,097,387	$	7,879,724	$	7,430,322
Total loans held-for-sale		61,825		54,212		57,323
Total loans held-for-investment		6,376,357		6,267,096		5,911,832
Total deposits		6,672,260		6,374,103		5,765,062
Total borrowed funds		210,841		464,781		724,120
Total stockholders' equity		1,041,366		877,197		774,536
Per Common Share Data:						
Period end common shares outstanding		27,709,679		24,960,639		24,920,984
Weighted average common shares outstanding, basic		27,433,865		24,938,359		23,245,598
Basic earnings per share	$	2.76	$	4.15	$	2.55
Weighted average common shares outstanding, diluted		28,067,273		25,387,196		23,838,471
Diluted earnings per share	$	2.69	$	4.08	$	2.48
Adjusted diluted earnings per share[2]		3.13		4.08		3.20
Cash dividends	$	—	$	—	$	—
Dividend payout ratio		— %		— %		— %
Book value per share	$	37.58	$	35.14	$	31.08
Tangible book value per share[2]		33.94		30.96		26.69

[1] Total revenue is net interest income plus noninterest income.

[2] See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

($ in thousands, except per share amounts)	2024	2023	2022
Performance Ratios:			
Return on average total assets	0.96 %	1.38 %	0.88 %
Adjusted return on average total assets[2]	1.12 %	1.38 %	1.13 %
Return on average stockholders' equity	7.56 %	12.50 %	8.55 %
Adjusted return on average stockholders' equity[2]	8.77 %	12.50 %	11.01 %
Return on average tangible stockholders' equity[2]	8.74 %	14.88 %	10.45 %
Adjusted return on average tangible stockholders' equity[2]	10.09 %	14.88 %	13.30 %
Net interest margin	4.06 %	4.23 %	3.87 %
Net interest margin (FTE basis)[2]	4.12 %	4.29 %	3.95 %
Efficiency ratio	68.28 %	59.81 %	72.20 %
Adjusted efficiency ratio[2]	64.13 %	59.81 %	66.54 %
Noninterest income to total revenue[1]	23.2 %	21.2 %	27.0 %
Balance Sheet Ratios:			
Loan to deposit ratio	95.6 %	98.3 %	102.5 %
Net charge-offs (recoveries) to average loans outstanding	0.32 %	0.13 %	(0.01)%
Allowance for credit losses to loans	1.38 %	1.28 %	1.12 %
Nonperforming loans to total loans[3]	1.08 %	1.01 %	0.49 %
Capital Ratios:			
Total risk-based capital to risk-weighted assets	15.42 %	13.25 %	11.99 %
Tier 1 risk-based capital to risk-weighted assets	13.18 %	11.10 %	9.94 %
Common Equity Tier 1 (CET 1) to risk-weighted assets	13.18 %	11.10 %	9.94 %
Tier 1 leverage capital to average assets	12.11 %	10.52 %	9.71 %
Average stockholders' equity to average total assets	12.72 %	11.05 %	10.28 %
Tangible stockholders' equity to tangible assets[2]	11.76 %	9.94 %	9.09 %
Tangible stockholders' equity to tangible assets reflecting net unrealized losses on HTM securities, net of tax[2]	11.71 %	9.90 %	9.03 %
Nonfinancial Data:			
Full-time equivalent employees	1,127	1,110	1,149
Banking branches	69	69	72

[1] Total revenue is net interest income plus noninterest income.

[2] See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

[3] Nonperforming loans include nonaccrual loans and accrual loans greater than 90 days past due. On January 1, 2023, we adopted ASU 2022-02, whereby we no longer recognize or account for TDRs. The loans previously classified as accrual TDRs are no longer considered nonperforming. We have adjusted December 31, 2022 to reflect this change in accounting.

Non-GAAP Financial Measures and Reconciliations

The non-GAAP financial measures presented below are used by our management and our board of directors on a regular basis in addition to our GAAP results to facilitate the assessment of our financial performance. Management believes these non-GAAP financial measures enhance an investor's understanding of our financial results by providing a meaningful basis for period-to-period comparisons, assisting in operating results analysis, and predicting future performance. This information supplements our GAAP reported results, and should not be viewed in isolation from, or as a substitute for, our GAAP results. Accordingly, this financial information should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2024, included elsewhere in this report. Non-GAAP financial measures exclude certain items that are included in the financial results presented in accordance with GAAP. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

The following table presents GAAP to non-GAAP reconciliations as of and for the years ended December 31,:

($ in thousands, except share and per share amounts)	2024		2023		2022	
Tangible stockholders' equity to tangible assets:						
Total stockholders' equity (GAAP)	$	1,041,366	$	877,197	$	774,536
Less: Goodwill and other intangible assets						
Goodwill		(93,483)		(93,483)		(93,483)
Other intangible assets		(7,434)		(10,984)		(15,806)
Tangible stockholders' equity (non-GAAP)	$	940,449	$	772,730	$	665,247
Total assets (GAAP)	$	8,097,387	$	7,879,724	$	7,430,322
Less: Goodwill and other intangible assets						
Goodwill		(93,483)		(93,483)		(93,483)
Other intangible assets		(7,434)		(10,984)		(15,806)
Tangible assets (non-GAAP)	$	7,996,470	$	7,775,257	$	7,321,033
Total stockholders' equity to total assets (GAAP)		12.86 %		11.13 %		10.42 %
Less: Impact of goodwill and other intangible assets		(1.10)%		(1.19)%		(1.33)%
Tangible stockholders' equity to tangible assets (non-GAAP)		11.76 %		9.94 %		9.09 %
Tangible stockholders' equity to tangible assets, reflecting net unrealized losses on HTM securities, net of tax:						
Tangible stockholders' equity (non-GAAP)	$	940,449	$	772,730	$	665,247
Less: Net unrealized losses on HTM securities, net of tax		(4,292)		(3,629)		(4,295)
Tangible stockholders' equity less net unrealized losses on HTM securities, net of tax (non-GAAP)	$	936,157	$	769,101	$	660,952
Tangible assets (non-GAAP)	$	7,996,470	$	7,775,257	$	7,321,033
Less: Net unrealized losses on HTM securities, net of tax		(4,292)		(3,629)		(4,295)
Tangible assets less net unrealized losses on HTM securities, net of tax (non-GAAP)	$	7,992,178	$	7,771,628	$	7,316,738
Tangible stockholders' equity to tangible assets (non-GAAP)		11.76 %		9.94 %		9.09 %
Less: Net unrealized losses on HTM securities, net of tax		(0.05)%		(0.04)%		(0.06)%
Tangible stockholders' equity to tangible assets reflecting net unrealized losses on HTM securities, net of tax (non-GAAP)		11.71 %		9.90 %		9.03 %
Tangible book value per share:						
Total stockholders' equity (GAAP)	$	1,041,366	$	877,197	$	774,536
Tangible stockholders' equity (non-GAAP)	$	940,449	$	772,730	$	665,247
Total shares outstanding		27,709,679		24,960,639		24,920,984
Book value per share (GAAP)	$	37.58	$	35.14	$	31.08
Tangible book value per share (non-GAAP)	$	33.94	$	30.96	$	26.69

($ in thousands, except share and per share amounts)		2024		2023		2022
Adjusted net income:						
Net income (GAAP)	$	75,628	$	103,533	$	59,182
Add: Non-recurring adjustments						
Terminated merger / Merger related expenses, net of tax		9,949		—		14,668
Provision for loan loss on acquired loans marked at a premium, net of tax		—		—		2,363
Write-off of Guardian Mortgage trade name, net of tax		625		—		—
Disposal of ATMs, net of tax		1,542		—		—
Total adjustments, net of tax		12,116		—		17,031
Adjusted net income (non-GAAP)	$	87,744	$	103,533	$	76,213
Adjusted diluted earnings per share:						
Diluted earnings per share (GAAP)	$	2.69	$	4.08	$	2.48
Add: Impact of non-recurring adjustments						
Terminated merger / Merger related expenses, net of tax		0.36		—		0.62
Provision for loan loss on acquired loans marked at a premium, net of tax		—		—		0.10
Write-off of Guardian Mortgage trade name, net of tax		0.02		—		—
Disposal of ATMs, net of tax		0.06		—		—
Adjusted diluted earnings per share (non-GAAP)	$	3.13	$	4.08	$	3.20
Adjusted return on average total assets:						
Return on average total assets (ROAA) (GAAP)		0.96 %		1.38 %		0.88 %
Add: Impact of non-recurring adjustments						
Terminated merger / Merger related expenses, net of tax		0.13 %		— %		0.21 %
Provision for loan loss on acquired loans marked at a premium, net of tax		— %		— %		0.04 %
Write-off of Guardian Mortgage trade name		0.01 %		— %		— %
Disposal of ATMs		0.02 %		— %		— %
Adjusted ROAA (non-GAAP)		1.12 %		1.38 %		1.13 %
Adjusted return on average stockholders' equity:						
Return on average stockholders' equity (ROACE) (GAAP)		7.56 %		12.50 %		8.55 %
Add: Impact of non-recurring adjustments						
Terminated merger / Merger related expenses, net of tax		1.00 %		— %		2.12 %
Provision for loan loss on acquired loans marked at a premium, net of tax		— %		— %		0.34 %
Write-off of Guardian Mortgage trade name		0.06 %		— %		— %
Disposal of ATMs		0.15 %		— %		— %
Adjusted ROACE (non-GAAP)		8.77 %		12.50 %		11.01 %
Return on average tangible stockholders' equity						
Return on average stockholders' equity (ROACE)		7.56 %		12.50 %		8.55 %
Add: Impact from goodwill and other intangible assets						
Goodwill		0.87 %		1.85 %		1.34 %
Other intangible assets		0.31 %		0.53 %		0.56 %
Return on average tangible stockholders' equity (ROATCE)		8.74 %		14.88 %		10.45 %
Adjusted return on average tangible stockholders' equity:						
Return on average tangible stockholders' equity (ROATCE)		8.74 %		14.88 %		10.45 %
Add: Impact of non-recurring adjustments						
Terminated merger / Merger related expenses, net of tax		1.11 %		— %		2.45 %
Provision for loan loss on acquired loans marked at a premium, net of tax		— %		— %		0.40 %
Write-off of Guardian Mortgage trade name		0.07 %		— %		— %
Disposal of ATMs		0.17 %		— %		— %
Adjusted ROATCE (non-GAAP)		10.09 %		14.88 %		13.30 %
Adjusted total noninterest expense:						
Total noninterest expense (GAAP)	$	264,040	$	222,793	$	239,126
Less: Non-recurring adjustments						
Terminated merger / Merger related expenses		(13,178)		—		(18,751)
Write-off of Guardian Mortgage trade name		(828)		—		—
Disposal of ATMs		(2,042)		—		—
Total adjustments, net of tax		(16,048)		—		(18,751)
Adjusted total noninterest expense (non-GAAP)	$	247,992	$	222,793	$	220,375

($ in thousands, except share and per share amounts)	2024		2023		2022
Adjusted efficiency ratio:					
Efficiency ratio (GAAP)	68.28 %		59.81 %		72.20 %
Less: Impact of non-recurring adjustments					
Terminated merger related expenses / Merger related expenses	(3.41)%		— %		(5.66)%
Write-off of Guardian Mortgage trade name	(0.21)%		— %		— %
Disposal of ATMs	(0.53)%		— %		— %
Adjusted efficiency ratio (non-GAAP)	64.13 %		59.81 %		66.54 %
Fully tax equivalent ("FTE") net interest income and net interest margin:					
Net interest income (GAAP)	$ 296,910	$	293,431	$	241,632
Gross income effect of tax exempt income	4,767		5,086		5,059
FTE net interest income (non-GAAP)	$ 301,677	$	298,517	$	246,691
Average earning assets	$ 7,320,696	$	6,935,567	$	6,244,221
Net interest margin	4.06 %		4.23 %		3.87 %
Net interest margin on FTE basis (non-GAAP)	4.12 %		4.29 %		3.95 %

Segments

Our operations are conducted through two operating segments: Banking and Mortgage Operations. We also allocate certain expenses to Corporate, which is not an operating segment. The operating segments have been determined based on the products and services we offer and reflect the manner in which our financial information is currently evaluated by management. Each of the operating segments is complementary to each other and because of the interrelationship of the segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. For additional information on our segments, see Note 21 - Segment Information included in our audited consolidated financial statements included elsewhere in this report.

Comparison of fiscal years 2024 and 2023

Banking

Income before income taxes decreased $48.9 million to $98.3 million in 2024, from $147.2 million in 2023. The period over period decrease was primarily driven by a decrease in net interest income, increase in noninterest expenses, and increase in provision for credit losses, partially offset by an increase in noninterest income. Net interest income decreased $9.3 million to $283.2 million in 2024 compared to $292.6 million in 2023. The decrease in net interest income was a result of higher interest expense primarily due to continued intense competition for deposits amidst the elevated interest rate environment and an increase in certificates of deposit balances. Noninterest expense increased $29.3 million to $204.9 million in 2024, compared to $175.7 million in 2023. The increase in noninterest expense was primarily the result of an increase in salary and employee benefits of $15.5 million and an increase of $8.6 million in terminated merger related expenses in 2024. Provision for credit losses increased $12.6 million to $28.4 million in 2024 compared to $15.8 million in 2023. The increase in the provision for credit losses was primarily due to a $13.6 million provision for credit loss on a specific customer in our commercial and industrial (C&I) loan portfolio in 2024. Identifiable assets for our Banking segment decreased by $0.1 billion to $6.8 billion at December 31, 2024 from $6.9 billion at December 31, 2023.

Mortgage Operations

Income before income taxes increased to $9.7 million in 2024, compared to a loss of $6.5 million in 2023, primarily due to a $12.7 million increase in net interest income and a $8.4 million increase in mortgage banking services revenue, net, partially offset by a $6.3 million increase in salary and employee benefits. Net interest income increased primarily due to a higher average balance and higher average yield on residential real estate loans and the impact of internal funds transfer pricing. Mortgage banking services revenue, net increased primarily due to higher net sale gains and fees from mortgage loan originations and to a lesser extent, an increase in mortgage servicing income, and MSR capitalization and changes in fair value, net of derivative activity. Total mortgage loan originations for sale were $1.1 billion in 2024, an increase of $0.3 billion from $0.8 billion in 2023. The unpaid principal balance of mortgage loans serviced for others were $5.8 billion in 2024, an increase of $0.4 billion from $5.4 billion in 2023. Salary and employee benefits increased due to higher levels of variable compensation associated with an increase in mortgage loan originations.

Critical Accounting Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Our accounting and reporting estimates are in accordance with generally accepted accounting principles, or "U.S. GAAP," and conform to general practices within the banking industry. Estimates that are susceptible to significant changes include accounting for the allowance for credit losses and fair value measurements, both of which require significant judgments by management. Actual results could result in material changes to our consolidated financial condition or consolidated results of operations.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for credit losses and fair value measurements to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, we consider these policies to be critical accounting estimates and discuss them directly with the Audit Committee of our board of directors.

These critical accounting estimates and their application are reviewed at least annually by our audit committee. The following is a description of our critical accounting estimates and an explanation of the methods and assumptions underlying their application.

Allowance for Credit Losses - Management maintains an ACL for loans based upon management's estimate of the lifetime expected credit losses in the loan portfolio, as of the balance sheet date, excluding loans held for sale. Additionally, management maintains an ACL for held-to-maturity or available-for-sale debt securities, and other off-balance sheet credit exposures (e.g., unfunded loan commitments). For loans and unfunded loan commitments, the estimate of lifetime credit losses includes the use of quantitative models that incorporate forward-looking macroeconomic scenarios that are applied over the contractual lives of the portfolios, adjusted, as appropriate, for prepayments and permitted extension options using historical experience. For purposes of the ACL for lending commitments, such allowance is determined using the same methodology as the ACL for loans, while also taking into consideration the probability of drawdowns or funding, and whether such commitments are cancellable by us. The ACL for held-to-maturity and available-for-sale debt securities is measured using a risk-adjusted discounted cash flow approach that also considers relevant current and forward-looking economic variables and the ACL is limited to the difference between the fair value of the security and its amortized cost. Judgment is specifically applied in the determination of economic assumptions, length of the initial loss forecast period, the reversion of losses beyond the initial forecast period, usage of macroeconomic scenarios, probabilities of default, losses given default, amortization and prepayment rates, and qualitative factors, which may not be adequately captured in the loss model, as further discussed below.

The macroeconomic scenarios utilized by management include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, housing and commercial real estate prices, gross domestic product levels, corporate bond spreads and changes in equity market prices. Management derives the economic forecasts it uses in its ACL model from Moody's Analytics. The latter has a large team of economics, database managers and operational engineers with a history of producing monthly economic forecasts for over 25 years.

Management has currently set an initial forecast period ("reasonable and supportable period") of four years and a reversion period of one year, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on changes in key historical economic variables during representative historical expansionary and recessionary periods. Changes in economic forecasts impact the probability of default ("PD"), loss-given default ("LGD"), and exposure at default ("EAD") for each instrument, and therefore influence the amount of future cash flows for each instrument that management does not expect to collect.

Further, management periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature, and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The qualitative factors applied on

December 31, 2024, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. The evaluation of qualitative factors is inherently imprecise and requires significant management judgement.

The ACL can also be impacted by factors outside of management's control, which include unanticipated changes in asset quality of the portfolio, such as deterioration in borrower delinquencies, or credit scores in our residential real estate and consumer portfolio. Further, the current fair value of collateral is utilized to assess the expected credit losses when a financial asset is considered to be collateral dependent.

Our process for determining ACL is further discussed in "Note 1- Basis of Presentation, Description of Business and Summary of Significant Accounting Policies" included in Item 8 of this Form 10-K.

Additionally, as an "emerging growth company" under Section 107 of the JOBS Act, we adopted ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) (CECL)* on January 1, 2023. As such, our allowance for credit losses for years prior to 2023 may not be comparable to other public financial institutions that adopted CECL in an earlier year.

Fair Value Measurement of MSRs **-** Our residential mortgage servicing rights are measured at fair value on a recurring basis. We estimate the fair value of our MSRs using a process that utilizes a discounted cash flow model and analysis of current market data to arrive at the estimate. The cash flow assumptions used in the model are based on numerous factors, with the key assumptions being mortgage prepayment speeds, discount rates and cost to service that management believes are consistent with the assumptions that other similar market participants use in valuing MSRs. The change of any of these key assumptions due to market conditions or other factors could materially affect the fair value of our MSRs. We also utilize a third-party consulting firm to assist us with the valuation. Because of the nature of the valuation inputs, we classify the valuation of our MSRs as Level 3 in the fair value hierarchy. See Note 4 - Mortgage Servicing Rights included in our audited consolidated financial statements included elsewhere in this report for our assumptions used in valuing the MSRs. For information concerning the hypothetical sensitivity of the key assumptions under adverse changes on our MSRs, see the table under "Noninterest Income" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations in this report.

Results of Operations

Comparison of fiscal years 2024 and 2023

The follow table sets forth our results of operations as of and for the year ended December 31,:

($ in thousands, except per share amounts)		2024		2023		2022
Net interest income	$	296,910	$	293,431	$	241,632
Provision for credit losses		27,550		18,247		18,050
Noninterest income		89,792		79,092		89,566
Noninterest expense		264,040		222,793		239,126
Income before income taxes		95,112		131,483		74,022
Provision for income taxes		19,484		27,950		14,840
Net income		75,628		103,533		59,182
Diluted earnings per share	$	2.69	$	4.08	$	2.48
Return on average total assets		0.96 %		1.38 %		0.88 %
Return on average stockholders' equity		7.56 %		12.50 %		8.55 %
Net interest margin		4.06 %		4.23 %		3.87 %
Net interest margin (FTE basis)[1]		4.12 %		4.29 %		3.95 %
Efficiency ratio		68.28 %		59.81 %		72.20 %
Noninterest income to total revenue[2]		23.2 %		21.2 %		27.0 %

[1] See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.
[2] Total revenue is net interest income plus noninterest income.

General

Our results of operations depend significantly on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of interest income on loans and investment securities and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent on our generation of noninterest income, consisting primarily of income from mortgage banking services, service charges on deposit accounts, trust and investment advisory fees and credit and debit card fees. Other factors contributing to our results of operations include our provisions for credit losses, income taxes, and noninterest expenses, such as salaries and employee benefits, occupancy and equipment, amortization of intangible assets and other operating costs.

Net Interest Income

Net interest income, representing interest income less interest expense, is a significant contributor to our revenues and earnings. We generate interest income from interest and dividends on interest-earning assets, which are principally comprised of loans and investment securities. We incur interest expense from interest owed or paid on interest-bearing liabilities, including interest-bearing deposits, FHLB advances and other borrowings. Net interest income and margin are shaped by the characteristics of the underlying products, including volume, term and structure of each product. We measure and monitor yields on our loans and other interest-earning assets, the costs of our deposits and other funding sources, our net interest spread and our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets.

Interest earned on our loan portfolio is the largest component of our interest income. Our loan portfolios are presented at the principal amount outstanding net of deferred origination fees and unamortized discounts and premiums. Interest income is recognized based on the principal balance outstanding and the stated rate of the loan. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. Non-PCD loans acquired are initially recorded at fair value and the resulting discount or premium are recognized as an adjustment of the yield on the related loans.

Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of non-earning assets including nonperforming loans and OREO, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction.

Our net interest income was $296.9 million in 2024, an increase of $3.5 million, or 1.2%, compared to 2023. Interest income on loans increased by $36.3 million in 2024, compared to 2023. Interest income on investment securities increased by $1.4 million in 2024, compared to 2023. Interest expense from total interest-bearing liabilities increased by $42.4 million in 2024, compared to 2023.

Our net interest margin decreased 17 basis points to 4.06% in 2024, compared to 2023. Results in 2024, compared to the prior year, were driven by an increase of 66 basis points in the cost of interest-bearing liabilities, partially offset by an increase of 32 basis points in yield on earning assets.

Total average loans, including loans held-for-sale, grew to $6.4 billion in 2024, an increase of $0.2 billion, or 3.8%, compared to 2023, primarily due to organic growth in our loan portfolios. Yield on loans increased 34 basis points in 2024, compared to 2023, primarily due to higher yields on new originations as compared to amortizing and maturing balances.

Average interest-bearing liabilities grew to $5.2 billion in 2024, an increase of $0.3 billion, or 6.8%, compared to 2023, primarily to support the growth in our loan portfolio. Average interest-bearing deposits increased $0.5 billion, or 11.0%, in 2024, compared to 2023. Total cost of deposits increased by 76 basis points to 3.03% in 2024, compared to 2023, primarily due to continued intense competition for deposits amidst the elevated interest rate environment and an increase in certificates of deposit balances. Average FHLB borrowings decreased $144.8 million in 2024, compared to 2023. The cost of FHLB borrowings increased by 43 basis points to 5.48% in 2024, compared to 2023.

The following tables set forth information related to our average balance sheet, average yields on assets, and average costs of liabilities for the periods presented. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

As of and for the year ended December 31,:

(In thousands)	2024 Average Balance	2024 Interest	2024 Average Yield/Rate	2023 Average Balance	2023 Interest	2023 Average Yield/Rate	2022 Average Balance	2022 Interest	2022 Average Yield/Rate
Interest Earning Assets									
Loans[1]	$ 6,410,520	$ 421,959	6.58 %	$ 6,178,414	$ 385,637	6.24 %	$ 5,216,212	$ 247,988	4.75 %
Investment securities	529,209	18,468	3.49 %	554,433	17,032	3.07 %	605,119	13,185	2.18 %
Interest-bearing cash and other assets	380,967	19,113	5.02 %	202,720	11,015	5.43 %	422,890	5,644	1.33 %
Total earning assets	7,320,696	459,540	6.28 %	6,935,567	413,684	5.96 %	6,244,221	266,817	4.27 %
Other assets	543,650			556,083			494,065		
Total assets	$ 7,864,346			$ 7,491,650			$ 6,738,286		
Interest-bearing liabilities									
Demand and NOW deposits	$ 633,123	$ 23,013	3.63 %	$ 385,424	$ 11,574	3.00 %	$ 214,516	$ 1,775	0.83 %
Savings deposits	412,941	2,834	0.69 %	453,654	2,676	0.59 %	496,131	799	0.16 %
Money market deposits	2,161,618	45,643	2.11 %	2,122,410	28,301	1.33 %	2,528,308	6,770	0.27 %
Certificates of deposits	1,756,755	79,161	4.51 %	1,512,638	58,804	3.89 %	536,325	3,810	0.71 %
Total deposits	4,964,437	150,651	3.03 %	4,474,126	101,355	2.27 %	3,775,280	13,154	0.35 %
Repurchase agreements	15,557	188	1.21 %	28,316	225	0.80 %	54,335	119	0.22 %
Total deposits and repurchase agreements	4,979,994	150,839	3.03 %	4,502,442	101,580	2.26 %	3,829,615	13,273	0.35 %
FHLB borrowings	124,833	6,836	5.48 %	269,613	13,621	5.05 %	215,166	6,221	2.89 %
Other long-term borrowings	75,586	4,955	6.55 %	78,654	5,052	6.42 %	82,111	5,691	6.93 %
Total interest-bearing liabilities	5,180,413	162,630	3.14 %	4,850,709	120,253	2.48 %	4,126,892	25,185	0.61 %
Noninterest-bearing deposits	1,542,808			1,678,240			1,835,578		
Other liabilities	140,529			134,599			83,292		
Stockholders' equity	1,000,596			828,102			692,524		
Total liabilities and stockholders' equity	$ 7,864,346			$ 7,491,650			$ 6,738,286		
Net interest income		$ 296,910			$ 293,431			$ 241,632	
Net interest spread		3.14 %			3.48 %			3.66 %	
Net interest margin		4.06 %			4.23 %			3.87 %	
Net interest margin (on a FTE basis)[2]		4.12 %			4.29 %			3.95 %	

[1] Includes loans held-for-investment, including nonaccrual loans, and loans held-for-sale.

[2] See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

Rate-Volume Analysis

The tables below present the effect of volume and rate changes on interest income and expense. Changes in volume are changes in the average balance multiplied by the previous period's average rate. Changes in rate are changes in the average rate multiplied by the average balance from the current period. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

	For the year ended December 31,			For the year ended December 31,		
	2024 Versus 2023 Increase (Decrease) Due to:			2023 Versus 2022 Increase (Decrease) Due to:		
(In thousands)	Rate	Volume	Total	Rate	Volume	Total
Interest Earning Assets						
Loans[1]	$ 21,512	$ 14,810	$ 36,322	$ 86,596	$ 51,053	$ 137,649
Investment securities	2,158	(722)	1,436	4,835	(988)	3,847
Interest-bearing cash	(773)	8,871	8,098	6,788	(1,417)	5,371
Total earning assets	22,897	22,959	45,856	98,219	48,648	146,867
Interest-bearing liabilities						
Demand and NOW deposits	2,822	8,617	11,439	7,520	2,279	9,799
Savings deposits	350	(192)	158	1,939	(62)	1,877
Money market deposits	16,810	532	17,342	22,436	(905)	21,531
Certificates of deposits	10,107	10,250	20,357	39,086	15,908	54,994
Total deposits	30,089	19,207	49,296	70,981	17,220	88,201
Repurchase agreements	(280)	243	(37)	130	(24)	106
Total deposits and repurchase agreements	29,809	19,450	49,259	71,111	17,196	88,307
FHLB borrowings	1,257	(8,042)	(6,785)	5,528	1,872	7,400
Other long-term borrowings	109	(206)	(97)	(406)	(233)	(639)
Total interest-bearing liabilities	31,175	11,202	42,377	76,233	18,835	95,068
Net interest income	$ (8,278)	$ 11,757	$ 3,479	$ 21,986	$ 29,813	$ 51,799

[1] Includes loans held-for-investment, including nonaccrual loans, and loans held-for-sale.

Provision for Credit Losses

We established an allowance for credit losses through a provision for credit losses charged as an expense in our consolidated statements of income. The provision for credit losses is the amount of expense that, based on our judgment, is required to maintain the allowance for credit losses at an adequate level to absorb expected losses in the loan portfolio at the balance sheet date and that, in management's judgment, is appropriate under GAAP. Our determination of the amount of the allowance for credit losses and corresponding provision for credit losses considers ongoing evaluations of the credit quality and level of credit risk inherent in our loan portfolio, levels of nonperforming loans and charge-offs, statistical trends and economic and other relevant factors. The allowance for credit losses is increased by the provision for credit losses and is decreased by charge-offs, net of recoveries on prior loan charge-offs.

The provision for credit losses totaled $27.6 million in 2024, an increase of $9.3 million compared to 2023, primarily due to a $13.6 million provision for credit loss on a specific customer in our commercial and industrial (C&I) loan portfolio in 2024.

Net charge-offs in 2024 were $20.4 million, or a ratio of net charge-offs to average loans of 0.32%, compared to net charge-offs of $7.8 million, or a ratio of net charge-offs to average loans of 0.13%, in 2023. The increase in net charge-offs in 2024 is primarily due to a $16.7 million net charge-off on a specific customer in our C&I loan portfolio.

The allowance for credit losses as a percentage of total loans was 1.38% at December 31, 2024, compared to 1.28% at December 31, 2023. The ratio of nonperforming assets to total assets was 0.92% at December 31, 2024, compared to 0.85% at December 31, 2023.

For a further discussion of the allowance for credit losses, refer to the "Allowance for Credit Losses" section of this financial review.

Noninterest Income

The following table presents noninterest income for the year ended December 31,:

(In thousands)	2024	2023	2022
Service charges on deposit accounts	$ 9,495	$ 9,940	$ 9,857
Treasury management service fees	14,829	11,724	8,827
Credit and debit card fees	11,153	11,681	11,038
Trust and investment advisory fees	5,787	5,693	6,806
Income from mortgage banking services, net	39,014	31,384	46,285
Other	9,514	8,670	6,753
Total noninterest income	$ 89,792	$ 79,092	$ 89,566

Noninterest income totaled $89.8 million in 2024, an increase of $10.7 million from 2023, primarily due to increases in treasury management service fees and income from mortgage banking services, net.

Service charges on deposit accounts includes overdraft and non-sufficient funds charges, and other maintenance fees on deposit accounts. Service charges on deposit accounts decreased $0.4 million for the year ended December 31, 2024 compared to 2023, primarily due to a decrease in insufficient funds and overdraft fees.

Treasury management service fees include financial information management, accounts receivable management, accounts payable services, fraud mitigation services, and cash flow management. Treasury management service fees increased $3.1 million, primarily due to an overall increase in our business customer base as well as an increase in products and services provided to our existing customer base.

Credit and debit card fees represent interchange income from credit and debit card activity and referral fees earned from processing fees on card transactions by our business customers. Credit and debit card fees decreased $0.5 million for the year ended December 31, 2024 compared to 2023, primarily due to a decrease in card transaction volumes.

Trust and investment advisory fees represent fees we receive in connection with our investment advisory and custodial management services of investment accounts. Trust and investment advisory fees increased $0.1 million for the year ended December 31, 2024 compared to 2023, primarily due to higher average assets under management.

The components of income from mortgage banking services, net, were as follows for the year ended December 31,:

(In thousands)	2024	2023	2022
Net sale gains and fees from mortgage loan originations, including loans held-for-sale changes in fair value and hedging	$ 18,855	$ 14,275	$ 18,924
Mortgage servicing income	16,973	15,674	15,088
MSR capitalization and changes in fair value, net of derivative activity	3,186	1,435	12,273
Income from mortgage banking services, net	$ 39,014	$ 31,384	$ 46,285

Income from mortgage banking services increased $7.6 million in 2024, compared to 2023. We experienced an increase of $4.6 million in 2024, compared to 2023, in revenue related to net sale gains and fees from mortgage loan originations, including fair value changes in the held-for-sale portfolio and hedging activity. Total loan originations for sale were $1.1 billion in 2024, an increase of $0.3 billion from $0.8 billion in 2023. We retain servicing rights on the majority of mortgage loans that we sell, which drove the increase in servicing income of $1.3 million to $17.0 million in 2024, from $15.7 million in 2023. MSR capitalization and changes in fair value, net of derivative activity, increased $1.8 million in 2024, compared to 2023. Revenue was higher in 2024, compared to 2023 due to an increase in MSR capitalization of $3.0 million partially offset by a decrease in MSR fair value, net of derivative activity of $1.2 million. We recognize fair value adjustments to our MSR asset, which includes changes in assumptions to the valuation model and pay-offs and pay-downs of the MSR portfolio. See the impact of changes to our key MSR valuation assumptions in the table below.

The following table shows the hypothetical effect on the fair value of our MSRs when applying certain unfavorable variations of key assumptions to these assets as of December 31, 2024.

(In thousands)		10%		20%
Discount rate	$	(3,656)	$	(6,709)
Total prepayment speeds		(3,091)		(5,623)
Cost of servicing each loan		(1,330)		(2,215)

These hypothetical sensitivities should be evaluated with care. The effect on fair value of an adverse change in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.

We also maintain a hedging strategy to manage a portion of the risk associated with changes in the fair value of our MSR portfolio. Changes in fair value of the derivative instruments used to economically hedge the MSRs are also included as a component of income from mortgage banking services.

Other noninterest income increased $0.8 million for the year ended December 31, 2024 compared to 2023, primarily due to an increase in the cash surrender value of BOLI.

Noninterest Expense

The following table presents noninterest expense for the year ended December 31,:

(In thousands)		2024		2023		2022
Salary and employee benefits	$	154,985	$	133,231	$	134,359
Occupancy and equipment		36,282		33,426		31,344
Amortization of intangible assets		3,549		4,822		4,215
Terminated merger related expenses		13,178		—		—
Merger related expenses		—		—		18,751
Other (Note 16 - Other noninterest expenses)		56,046		51,314		50,457
Total noninterest expenses	$	264,040	$	222,793	$	239,126

Noninterest expenses totaled $264.0 million in 2024, an increase of $41.2 million from 2023, primarily due to an increase in salaries and benefits of $21.8 million as a result of increased head count of C&I bankers and higher levels of variable compensation associated with an increase in mortgage loan originations.

Noninterest expense in 2024 included terminated merger related expenses of $13.2 million. Additional non-recurring expenses include $2.0 million of costs to dispose of a majority of our ATMs and amend our associated service contract as we move to participating in a national ATM network, and a $0.8 million write-off of the Guardian Mortgage trade name as we are in the process of rebranding our residential mortgage business as Sunflower Bank Mortgage Lending. Adjusted noninterest expense, a non-GAAP financial measure, totaled $248.0 million in 2024, an increase of $25.2 million from 2023.

The efficiency ratio for 2024 was 68.28% compared to 59.81% in 2023. The adjusted efficiency ratio, a non-GAAP financial measure, in 2024 was 64.13% compared to 59.81% in 2023.

Income Taxes

We had income tax expense in 2024 of $19.5 million, compared to $28.0 million in 2023. The decrease in income tax expense was primarily due to our decreased income during 2024. Our effective tax rate was 20.5% in 2024, compared to 21.3% in 2023. For additional information on our income taxes, see Note 15 - Income Taxes included in our audited consolidated financial statements included elsewhere in this report.

Financial Condition

Balance Sheet

Our total assets were $8.1 billion at December 31, 2024, compared to $7.9 billion at December 31, 2023. Our total loans held-for-investment, net of deferred fees, costs, premiums and discounts were $6.4 billion at December 31, 2024, an increase of $0.1 billion from 2023, which was due to organic growth.

Investment Securities

Our securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to written investment policies approved by our board of directors. Investment in our securities portfolio may change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and other available sources of funds, and are maintained at levels that we believe are appropriate to provide the necessary flexibility to meet our anticipated funding requirements.

Our investment securities portfolio consists of securities classified as available-for-sale and held-to-maturity. There were no trading securities in our investment portfolio as of December 31, 2024 and 2023. All available-for sale securities are carried at fair value and may be used for liquidity purposes should management consider it to be in our best interest.

Our securities available-for-sale decreased by $47.7 million to $469.1 million at December 31, 2024, compared to December 31, 2023. The decrease was primarily due to amortization of the portfolio. Securities held-to-maturity decreased $1.7 million to $35.2 million at December 31, 2024, compared to December 31, 2023, due to amortization of the portfolio.

The following table is a summary of our investment portfolio as of December 31,:

(In thousands)	2024 Carrying Amount	% of Portfolio	2023 Carrying Amount	% of Portfolio
Available-for-sale:				
U.S. treasury	$ 31,730	6.8 %	$ 54,234	10.5 %
U.S. agency	656	0.2 %	1,839	0.4 %
Obligations of states and political subdivisions	25,699	5.5 %	25,970	5.0 %
Mortgage backed - residential	96,279	20.5 %	106,433	20.6 %
Collateralized mortgage obligations	164,347	35.0 %	181,533	35.1 %
Mortgage backed - commercial	134,827	28.7 %	131,192	25.4 %
Other debt	15,538	3.3 %	15,556	3.0 %
Total available-for-sale	$ 469,076	100 %	$ 516,757	100 %
Held-to-maturity:				
Obligations of states and political subdivisions	$ 25,713	73.0 %	$ 25,542	69.1 %
Mortgage backed - residential	6,373	18.0 %	7,548	20.4 %
Collateralized mortgage obligations	3,156	9.0 %	3,893	10.5 %
Total held-to-maturity	$ 35,242	100 %	$ 36,983	100 %

The following tables show the weighted average yield to average life of each category of investment securities as of December 31, 2024:

(In thousands)	One year or less		One to five years		Five to ten years		After ten years	
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Available-for-sale:								
U.S. treasury	$ —	— %	$ 31,730	1.28 %	$ —	— %	$ —	— %
U.S. agency	—	— %	145	6.11 %	511	6.06 %	—	— %
Obligations of states and political subdivisions	—	— %	—	— %	20,414	3.19 %	5,285	2.60 %
Mortgage backed - residential	1,314	2.38 %	33,825	2.47 %	31,688	2.43 %	29,452	2.63 %
Collateralized mortgage obligations	646	2.52 %	34,829	4.03 %	108,117	3.40 %	20,755	1.83 %
Mortgage backed - commercial	5,291	2.05 %	70,280	3.55 %	59,256	2.60 %	—	— %
Other debt	—	— %	3,923	3.71 %	9,811	2.52 %	1,804	3.75 %
Total available-for-sale	$ 7,251	2.15 %	$ 174,732	3.03 %	$ 229,797	3.01 %	$ 57,296	2.38 %
Held-to-maturity:								
Obligations of states and political subdivisions	$ —	— %	$ 1,000	2.06 %	$ —	— %	$ 24,713	3.52 %
Mortgage backed - residential	414	(0.25)%	4,404	2.59 %	19	5.92 %	1,536	3.26 %
Collateralized mortgage obligations	—	— %	3,156	2.81 %	—	— %	—	— %
Total held-to-maturity	$ 414	(0.25)%	$ 8,560	2.61 %	$ 19	5.92 %	$ 26,249	3.51 %

We had no securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Loans

Our loan portfolio represents a broad range of borrowers primarily in our markets in Texas, Kansas, Colorado, New Mexico, Arizona and California primarily comprised of commercial and industrial, commercial real estate, residential real estate, public finance and consumer financing loans. We have a diversified portfolio across a variety of industries, and the portfolio is generally centered in the states in which we have branch offices. Our lending focus continues to be on operating companies, including commercial and industrial loans and lines-of-credit, as well as owner occupied commercial real estate loans.

Total loans, net of deferred fees, costs, premiums and discounts, as of December 31, 2024 and 2023 were $6.4 billion and $6.3 billion, respectively.

The following table sets forth the composition of our loan portfolio, as of December 31,:

| (In thousands) | 2024 | | 2023 | |
	Amount	% of total loans	Amount	% of total loans
Commercial and industrial	$ 2,497,772	39.2 %	$ 2,467,688	39.4 %
Commercial real estate:				
Non-owner occupied	752,861	11.8 %	812,235	13.0 %
Owner occupied	702,773	11.0 %	635,365	10.2 %
Construction and land	362,677	5.7 %	345,430	5.5 %
Multifamily	94,355	1.5 %	103,066	1.6 %
Total commercial real estate	1,912,666	30.0 %	1,896,096	30.3 %
Residential real estate	1,180,610	18.5 %	1,110,610	17.7 %
Public finance	554,784	8.7 %	602,913	9.6 %
Consumer	41,345	0.6 %	36,371	0.6 %
Other	189,180	3.0 %	153,418	2.4 %
Total loans	$ 6,376,357	100.0 %	$ 6,267,096	100.0 %

Commercial and industrial loans include loans to commercial customers for use in normal business operations to finance working capital needs, equipment and inventory purchases, and other expansion projects. These loans are made primarily in our market areas and are underwritten on the basis of the borrower's ability to service the debt from revenue, and are generally extended under our normal credit standards, controls and monitoring systems.

Commercial real estate ("CRE") loans include owner occupied and non-owner occupied commercial real estate mortgage loans to operating commercial and agricultural businesses, and include both loans for long-term financing of land and buildings and loans made for the initial development or construction of a commercial real estate project. Non-owner occupied CRE loans were 66.7% of the Company's risk-based capital, or 11.8% of total loans as of December 31, 2024. Non-owner occupied CRE loans associated with office space were $88.8 million, or 1.4% of total loans as of December 31, 2024. Owner occupied CRE loans associated with office space were $186.3 million, or 2.9% of total loans as of December 31, 2024.

Residential real estate loans represent loans to consumers collateralized by a mortgage on a residence and include purchase money, refinancing, secondary mortgages, and home equity loans and lines of credit.

Public finance loans include loans to our charter school and municipal based customers.

Consumer loans include direct consumer installment loans, credit card accounts, overdrafts and other revolving loans.

Other loans consist of loans to nondepository financial institutions, lease financing receivables and loans for agricultural production.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of December 31, 2024:

(In thousands)	One year or less	After one through five years	After five through 15 years	After 15 years	Total
Commercial and industrial	$ 404,142	$ 1,781,854	$ 288,662	$ 23,114	$ 2,497,772
Commercial real estate	308,933	1,137,367	410,388	55,978	1,912,666
Residential real estate	111,379	35,410	59,475	974,346	1,180,610
Public finance	28,317	146,651	284,789	95,027	554,784
Consumer	15,467	10,386	15,298	194	41,345
Other	57,013	110,319	18,238	3,610	189,180
Total loans	$ 925,251	$ 3,221,987	$ 1,076,850	$ 1,152,269	$ 6,376,357

(In thousands)	One year or less	After one through five years	After five through 15 years	After 15 years	Total	Total Loans Maturing After 1 Year
Loans maturing with:						
Fixed interest rates						
Commercial and industrial	$ 22,157	$ 262,652	$ 188,639	$ 530	$ 473,978	$ 451,821
Commercial real estate	154,122	571,047	69,059	1,282	795,510	641,388
Residential real estate	83,156	27,672	42,972	310,085	463,885	380,729
Public finance	25,676	146,651	281,455	95,027	548,809	523,133
Consumer	6,592	8,668	15,135	—	30,395	23,803
Other	10,770	25,749	17,450	3,610	57,579	46,809
Total fixed interest rate loans	$ 302,473	$ 1,042,439	$ 614,710	$ 410,534	$ 2,370,156	$ 2,067,683
Floating or adjustable interest rates						
Commercial and industrial	$ 381,985	$ 1,519,202	$ 100,023	$ 22,584	$ 2,023,794	$ 1,641,809
Commercial real estate	154,811	566,320	341,329	54,696	1,117,156	962,345
Residential real estate	28,223	7,738	16,503	664,261	716,725	688,502
Public finance	2,641	—	3,334	—	5,975	3,334
Consumer	8,875	1,718	163	194	10,950	2,075
Other	46,243	84,570	788	—	131,601	85,358
Total floating or adjustable interest rate loans	$ 622,778	$ 2,179,548	$ 462,140	$ 741,735	$ 4,006,201	$ 3,383,423
Total loans	$ 925,251	$ 3,221,987	$ 1,076,850	$ 1,152,269	$ 6,376,357	$ 5,451,106

Allowance for Credit Losses

We maintain the allowance for credit losses at a level we believe is sufficient to absorb expected losses in our loan portfolio given the conditions at the time and our estimates of future economic conditions. Events that are not within our control, such as changes in economic factors, could change subsequent to the reporting date and could cause increases or decreases to the allowance. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for credit losses charged to earnings, which increases the allowance.

In determining the provision for credit losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change.

The following table presents, by loan type, the changes in the allowance for credit losses for the years ended December 31,:

(In thousands)	2024		2023		2022	
Balance, beginning of period	$	80,398	$	65,917	$	47,547
Impact of adopting ASC 326		—		5,256		—
Adjusted beginning balance	$	80,398	$	71,173	$	47,547
Loan charge-offs:						
Commercial and industrial		(20,743)		(9,242)		(2,321)
Commercial real estate		(475)		(83)		—
Residential real estate		(38)		(13)		(122)
Public finance		—		—		—
Consumer		(438)		(334)		(144)
Other		—		—		—
Total loan charge-offs		(21,694)		(9,672)		(2,587)
Recoveries of loans previously charged-off:						
Commercial and industrial		1,181		1,118		2,236
Commercial real estate		9		12		388
Residential real estate		8		682		221
Public finance		—		—		—
Consumer		119		50		62
Other		—		—		—
Total loan recoveries		1,317		1,862		2,907
Net (charge-offs) recoveries		(20,377)		(7,810)		320
Provision for credit losses[1]		28,200		17,035		18,050
Balance, end of period	$	88,221	$	80,398	$	65,917
Allowance for credit losses to total loans		1.38 %		1.28 %		1.12 %
Ratio of net charge-offs to average loans outstanding		0.32 %		0.13 %		(0.01)%

[1] For the years ended December 31, 2024, 2023 and 2022 we recorded a provision for credit losses on unfunded commitments of $(650), $1,212 and $525, respectively. For further information, see Note 3 - Loans.

The following table presents net charge-offs (recoveries) to average loans outstanding by loan category for the years ended December 31,:

(In thousands)	2024	2023	2022
Commercial and industrial	0.69 %	0.30 %	— %
Commercial real estate	0.03 %	— %	(0.03)%
Residential real estate	— %	(0.07)%	(0.01)%
Public finance	— %	— %	— %
Consumer	0.79 %	0.70 %	0.21 %
Other	— %	— %	— %

Allocation of Allowance for Credit Losses

The following table presents the allocation of the allowance for credit losses by category and the percentage of the allocation of the allowance for credit losses by category to total loans listed as of December 31,:

| (In thousands) | 2024 | | 2023 | |
	Allowance Amount	% of loans in each category to total loans	Allowance Amount	% of loans in each category to total loans
Commercial and industrial	$ 37,912	39.2 %	$ 29,523	39.4 %
Commercial real estate	28,323	30.0 %	27,546	30.3 %
Residential real estate	15,450	18.5 %	16,345	17.7 %
Public finance	4,750	8.7 %	5,337	9.6 %
Consumer	750	0.6 %	717	0.6 %
Other	1,036	3.0 %	930	2.4 %
Total	$ 88,221	100.0 %	$ 80,398	100.0 %

Nonperforming Assets

We have established policies and procedures to guide us in originating, monitoring and maintaining the credit quality of our loan portfolio. These policies and procedures are expected to be followed by our bankers and underwriters and exceptions to these policies require elevated levels of approval and are reported to our board of directors.

Nonperforming assets include all loans categorized as nonaccrual, accrual loans greater than 90 days past due, and other real estate owned and other repossessed assets. The accrual of interest on loans is discontinued, or the loan is placed on nonaccrual, when the full collection of principal and interest is in doubt. We do not generally accrue interest on loans that are 90 days or more past due. When a loan is placed on nonaccrual, previously accrued but unpaid interest is reversed and charged against interest income and future accruals of interest are discontinued. Payments by borrowers for loans on nonaccrual are applied to loan principal. Loans are returned to accrual status when, in our judgment, the borrower's ability to satisfy principal and interest obligations under the loan agreement has improved sufficiently to reasonably assure recovery of principal and the borrower has demonstrated a sustained period of repayment performance. In general, we require a minimum of six consecutive months of timely payments in accordance with the contractual terms before returning a loan to accrual status.

The following table sets forth our nonperforming assets as of December 31,:

(In thousands)	2024	2023
Nonaccrual loans:		
Commercial and industrial	$ 28,314	$ 8,004
Commercial real estate	9,302	4,063
Residential real estate	20,220	22,413
Public finance	7,226	—
Consumer	64	10
Other	2,391	2,837
Total nonaccrual loans	67,517	37,327
Accrual loans greater than 90 days past due	1,533	25,816
Total nonperforming loans	69,050	63,143
Other real estate owned and foreclosed assets, net	5,138	4,100
Total nonperforming assets	$ 74,188	$ 67,243
Nonaccrual loans to total loans	1.06 %	0.60 %
Nonperforming loans to total loans	1.08 %	1.01 %
Nonperforming assets to total assets	0.92 %	0.85 %
Allowance for credit losses to nonaccrual loans	130.66 %	215.39 %

Deposits

Deposits represent our primary source of funds. Total deposits increased by $0.3 billion to $6.7 billion at December 31, 2024, compared to December 31, 2023.

We are focused on growing our core deposits through relationship-based banking with our business and consumer clients. The following table presents our deposits by customer type as of December 31,:

($ in thousands)		2024		2023
Consumer				
Noninterest bearing deposit accounts	$	410,303	$	360,168
Interest-bearing deposit accounts:				
Demand and NOW deposits		61,987		36,162
Savings deposits		326,916		343,291
Money market deposits		1,516,577		1,196,645
Certificates of deposits		1,069,704		1,437,537
Total interest-bearing deposit accounts		2,975,184		3,013,635
Total consumer deposits	$	3,385,487	$	3,373,803
Business				
Noninterest bearing deposit accounts	$	1,130,855	$	1,170,338
Interest-bearing deposit accounts:				
Demand and NOW deposits		669,417		555,197
Savings deposits		75,422		80,802
Money market deposits		915,208		825,811
Certificates of deposits		51,131		87,407
Total interest-bearing deposit accounts		1,711,178		1,549,217
Total business deposits	$	2,842,033	$	2,719,555
Wholesale deposits[1]	$	444,740	$	280,745
Total deposits	$	6,672,260	$	6,374,103

[1] Wholesale deposits consist of brokered deposits included in our consolidated balance sheets within interest-bearing accounts and in Note 9 - Deposits within certificates of deposits and savings and money market accounts.

	2024		2023	
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposit accounts	$ 1,542,808	— %	$ 1,678,240	— %
Interest-bearing deposit accounts:				
Interest-bearing demand accounts	592,381	3.79 %	344,242	3.26 %
Savings accounts and money market accounts	2,574,559	1.88 %	2,576,064	1.20 %
NOW accounts	40,742	1.34 %	41,182	0.82 %
Certificate of deposit accounts	1,756,755	4.51 %	1,512,638	3.89 %
Total interest-bearing deposit accounts	4,964,437	3.03 %	4,474,126	2.27 %
Total deposits	$ 6,507,245	2.32 %	$ 6,152,366	1.65 %

As of December 31, 2024 and December 31, 2023, approximately $2.3 billion or 34.8% and $2.0 billion or 31.2%, respectively, of our deposit portfolio was uninsured. As of December 31, 2024 and December 31, 2023, approximately $1.7 billion or 25.2% and $1.6 billion or 25.1%, respectively, of our deposit portfolio was uninsured and uncollateralized. The uninsured and uninsured and uncollateralized amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

We actively participate in the IntraFi Cash Service ("ICS") / Certificate of Deposit Account Registry Service ("CDARS") program which provides FDIC insurance coverage for clients that maintain larger deposit balances. Deposits in the ICS / CDARS program totaled $0.7 billion, or 11.1% of all deposits as of December 31, 2024, and $0.6 billion, or 9.2% of all deposits as of December 31, 2023.

The following table sets forth the portion of the Bank's certificates of deposit, by account, that are in excess of the FDIC insurance limit, by remaining time until maturity, as of December 31, 2024:

(In thousands)		
Three months or less	$	51,948
Over three months through six months		122,659
Over six through twelve months		51,536
Over twelve months through three years		7,609
Over three years		1,307
Total	$	235,059

Liquidity

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations, support asset growth, maintain reserve requirements and meet present and future obligations of deposit withdrawals, lending obligations and other contractual obligations.

FirstSun (Parent Company)

FirstSun has routine funding requirements consisting primarily of operating expenses, debt service, and funds used for acquisitions. FirstSun can obtain funding to meet its obligations from dividends collected from its subsidiaries, primarily the Bank, and through the issuance of FirstSun common stock and varying forms of debt. At December 31, 2024, FirstSun had available cash and cash equivalents of $109.0 million and debt outstanding of $78.9 million. Management believes FirstSun has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The Bank may declare dividends without prior regulatory approval that do not exceed the total of retained net income for the current year combined with its retained net income for the preceding two years, subject to maintenance of minimum capital requirements. Prior regulatory approval to pay dividends was not required in 2023 or 2024 and is not currently required. At December 31, 2024, the Bank could pay dividends to FirstSun of approximately $226.6 million without prior regulatory approval. During the year ended December 31, 2024, the Bank did not pay a dividend to FirstSun. During the year ended December 31, 2024, Logia paid dividends totaling $0.7 million to FirstSun.

Bank

The Bank's liquidity management policy and our asset and liability management policy, or ALM policy, provides the framework that we use to seek to maintain adequate liquidity and sources of available liquidity at levels that will enable us to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. Our Asset and Liability Management Committee, or ALCO, is responsible for oversight of our liquidity risk management activities in accordance with the provisions of our ALM Policy and applicable bank regulatory capital and liquidity laws and regulations. Our liquidity risk management process includes (i) ongoing analysis and monitoring of our funding requirements under various economic and interest rate scenarios, (ii) review and monitoring of lenders, depositors, brokers and other liability holders to ensure appropriate diversification of funding sources and (iii) liquidity contingency planning to address liquidity needs in the event of unforeseen market disruption, including appropriate allocation of funds to a liquid portfolio of marketable securities and investments. We continuously monitor our liquidity position in order for our assets and liabilities to be managed in a manner that we believe will meet our immediate and long-term funding requirements. We seek to manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our stockholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of our securities and loan portfolios and deposits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control when we make investment decisions. Net deposit inflows and outflows, however, are far less predictable and are not subject to the same degree of certainty.

Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers and capital expenditures. These liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash, interest-bearing deposits in third-party banks, securities available for sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are available to us include the sale of loans we hold for investment, the ability to acquire additional national market non-core deposits, borrowings through the Federal Reserve's discount window and the issuance of debt or equity securities.

At December 31, 2024, our liquid assets, which consist of cash and amounts due from banks and interest-bearing deposits in other financial institutions, amounted to $607.6 million, or 7.5% of total assets, compared to $473.0 million, or 6.0% of total assets, at December 31, 2023. At December 31, 2024, approximately 91% of the investment securities portfolio was pledged as collateral to secure public deposits and repurchase agreements. Our unencumbered available-for-sale securities at December 31, 2024 were $34.5 million, or 0.4% of total assets, compared to $81.5 million, or 1.0% of total assets, at December 31, 2023.

The liability portion of our balance sheet serves as a primary source of liquidity. We plan to meet our future cash needs primarily through the generation of deposits. Customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. At December 31, 2024, loans as a percentage of customer deposits were 95.6%, compared with 98.3% at December 31, 2023. For additional information related to our deposits, see Deposits section above. We are also a member of the FHLB and FRB, from which we can borrow for leverage or liquidity purposes. The FHLB and FRB requires that securities and qualifying loans be pledged to secure any advances. Liquidity sources available to us for immediate funding at December 31, 2024, are as follows:

FHLB borrowings available	$	1,385,345
Fed Funds lines		1,973,407
Unused lines with other financial institutions		160,000
Immediate funding availability	$	3,518,752

Management believes the Bank has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Capital

Stockholders' equity at December 31, 2024 was $1,041.4 million, compared to $877.2 million at 2023, an increase of $164.2 million, or 18.7%. The increase in stockholders' equity relates primarily to net income for the year ended December 31, 2024 and issuance of FirstSun common stock in January 2024. We did not pay a dividend to our common shareholders during the years ended December 31, 2024 or 2023.

Capital Adequacy

We are subject to various regulatory capital requirements administered by the federal banking agencies. Management routinely analyzes our capital to seek to ensure an optimized capital structure. For further information on capital adequacy see Note 17 - Regulatory Capital Matters to the consolidated financial statements.

Material Contractual Obligations, Commitments, and Contingent Liabilities

We have entered into contractual obligations in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk.

The following table summarizes our material contractual obligations as of December 31, 2024. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

(In thousands)	Note Reference	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Deposits:						
Deposits without a stated maturity	9	$ 5,106,685	$ 5,106,685	$ —	$ —	$ —
Certificates of deposit	9	1,565,575	1,501,442	56,508	5,377	2,248
Securities sold under agreements to repurchase	10	14,699	14,699	—	—	—
Short-term debt:						
FHLB term advances	11	135,000	135,000	—	—	—
Long-term debt:						
Subordinated debt	11	78,919	—	—	—	78,919
Operating leases	23	26,112	7,339	9,035	5,899	3,839

We are party to various derivative contracts as a means to manage the balance sheet and our related exposure to changes in interest rates, to manage our residential real estate loan origination and sale activity, and to provide derivative contracts to our clients. Since the derivative liabilities recorded on the balance sheet change frequently and do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 7 - Derivative Financial Instruments to the consolidated financial statements.

In the normal course of business, various legal actions and proceedings are pending against us and our affiliates which are incidental to the business in which they are engaged. Further discussion of contingent liabilities is included in Note 22 - Commitments and Contingencies to the consolidated financial statements.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. Further discussion of contingent liabilities is included in Note 22 - Commitments and Contingencies to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of reduced earnings and/or declines in the net market value of the balance sheet due to changes in market rates. Our primary market risk is interest rate risk which impacts our net interest income, fee income related to interest sensitive activities such as mortgage origination and servicing income and loan and deposit demand.

We are subject to interest rate risk due to:
- the maturity or repricing of assets and liabilities at different times or for different amounts;
- differences in short-term and long-term market interest rate changes; and
- the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change.

Our Asset Liability Committee, or ALCO, which is composed of our executive officers and certain other members of management, monitors interest rate risk on an ongoing basis in accordance with policies approved by our board of directors. The ALCO reviews interest rate positions and considers the impact projected interest rate scenarios have on earnings, liquidity, business strategies and other factors. However, management has the latitude to change interest rate positions within certain limits if, in management's judgment, the change will enhance profitability or minimize risk.

To assess and manage interest rate risk, sensitivity analysis is used to determine the impact on earnings and the net market value of the balance sheet across various interest rate scenarios, balance sheet trends, and strategies.

Management uses a simulation model to analyze the sensitivity of net interest income to changes in interest rates across various interest rate scenarios, which seeks to demonstrate the level of interest rate risk inherent in the existing balance sheet. The analysis holds the current balance sheet values constant and does not take into account management intervention.

Additionally our simulation model incorporates various key assumptions which we believe are reasonable but may have an impact on the results such as: (1) we assume certain correlation rates, often referred to as "deposit beta," for interest-bearing deposits, wherein the rates paid to customers change relative to changes in benchmark interest rates, (2) cash flows and maturities of interest sensitive assets and liabilities, (3) re-pricing characteristics for market rate sensitive instruments, (4) prepayment rates and product mix of assets and liabilities, and (5) simulations do not contemplate any actions management may undertake in response to changes in interest rates. Because of limitations in any approach used to measure interest rate risk, simulation results are not intended to forecast actual results driven by the effect of a change in market rates but to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.

The primary impact of inflation on operations is reflected in increasing operating costs and non-interest expense. Our interest-bearing assets and liabilities are monetary in nature and changes in interest rates will impact our performance on net interest margin more than changes in the general rate of inflation.

The effect on net interest income over a 12-month time horizon due to hypothetical changes in market interest rates is presented in the table below. In this interest rate shock simulation, as of the periods presented, interest rates have been adjusted by instantaneous parallel changes rather than in a ramp simulation, which applies interest rate changes over time. All rates, short-term and long-term, are changed by the same amount (e.g., plus or minus 100 basis points) resulting in the shape of the yield curve remaining unchanged.

Changes in Interest Rate (Basis Points)	% Change in Net Interest Income As of December 31,		% Change in Economic Value of Equity As of December 31,	
	2024	2023	2024	2023
+300	5.4 %	4.3 %	(8.9)%	(13.2)%
+200	3.6 %	2.9 %	(5.8)%	(8.9)%
+100	1.6 %	1.3 %	(2.7)%	(4.7)%
Base	— %	— %	— %	— %
-100	1.2 %	0.3 %	2.8 %	3.5 %
-200	1.0 %	0.7 %	3.4 %	6.4 %
-300	(0.7)%	(0.9)%	2.0 %	8.0 %

Item 8. Financial Statements

Index to Consolidated Financial Statements

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
FirstSun Capital Bancorp and Subsidiaries
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FirstSun Capital Bancorp and Subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326). The Company adopted the new credit loss standard using the modified retrospective method such that amounts in periods prior to January 1, 2023 are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
March 7, 2025

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Balance Sheets
As of December 31,

(In thousands, except par and share amounts)		2024		2023
Assets				
Cash and cash equivalents	$	615,917	$	479,362
Securities available-for-sale, at fair value		469,076		516,757
Securities held-to-maturity, fair value of $29,563 and $32,181, respectively		35,242		36,983
Loans held-for-sale, at fair value		61,825		54,212
Loans, net of allowance for credit losses of $88,221 and $80,398, respectively		6,288,136		6,186,698
Mortgage servicing rights, at fair value		84,258		76,701
Premises and equipment, net		82,483		84,842
Other real estate owned and foreclosed assets, net		5,138		4,100
Bank-owned life insurance		81,115		79,851
Restricted equity securities		28,917		38,072
Goodwill		93,483		93,483
Core deposits and other intangible assets, net		7,434		10,984
Accrued interest receivable		32,102		37,099
Deferred tax assets, net		41,195		46,259
Prepaid expenses and other assets		171,066		134,321
Total assets	$	8,097,387	$	7,879,724
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits:				
Noninterest-bearing accounts	$	1,541,158	$	1,530,506
Interest-bearing accounts		5,131,102		4,843,597
Total deposits		6,672,260		6,374,103
Securities sold under agreements to repurchase		14,699		24,693
Federal Home Loan Bank advances		135,000		389,468
Subordinated debt, net		75,841		75,313
Accrued interest payable		8,705		13,580
Accrued expenses and other liabilities		149,516		125,370
Total liabilities		7,056,021		7,002,527
Commitments and contingencies (Note 22)				
Stockholders' equity:				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, none issued or outstanding, respectively		—		—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 27,709,679 and 24,960,639 shares issued; 27,709,679 and 24,960,639 shares outstanding, respectively		3		2
Additional paid-in capital		547,325		462,680
Retained earnings		533,150		457,522
Accumulated other comprehensive loss, net		(39,112)		(43,007)
Total stockholders' equity		1,041,366		877,197
Total liabilities and stockholders' equity	$	8,097,387	$	7,879,724

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31,

(In thousands, except per share amounts)		2024		2023		2022
Interest income:						
Interest and fee income on loans:						
Taxable	$	404,040	$	366,523	$	228,967
Tax exempt		17,919		19,114		19,021
Interest and dividend income on securities:						
Taxable		18,454		17,014		13,176
Tax exempt		14		18		9
Other interest income		19,113		11,015		5,644
Total interest income		459,540		413,684		266,817
Interest expense:						
Interest expense on deposits		150,651		101,355		13,154
Interest expense on securities sold under agreements to repurchase		188		225		119
Interest expense on other borrowed funds		11,791		18,673		11,912
Total interest expense		162,630		120,253		25,185
Net interest income		296,910		293,431		241,632
Provision for credit losses		27,550		18,247		18,050
Net interest income after credit loss expense		269,360		275,184		223,582
Noninterest income:						
Service charges on deposit accounts		9,495		9,940		9,857
Treasury management service fees		14,829		11,724		8,827
Credit and debit card fees		11,153		11,681		11,038
Trust and investment advisory fees		5,787		5,693		6,806
Income from mortgage banking services, net		39,014		31,384		46,285
(Loss) gain on other real estate owned and foreclosed assets activity, net		(28)		(106)		164
Other noninterest income		9,542		8,776		6,589
Total noninterest income		89,792		79,092		89,566
Noninterest expense:						
Salary and employee benefits		154,985		133,231		134,359
Occupancy and equipment		36,282		33,426		31,344
Amortization and impairment of intangible assets		3,549		4,822		4,215
Terminated merger related expenses		13,178		—		—
Merger related expenses		—		—		18,751
Other noninterest expenses		56,046		51,314		50,457
Total noninterest expense		264,040		222,793		239,126
Income before income taxes		95,112		131,483		74,022
Provision for income taxes		19,484		27,950		14,840
Net income	$	75,628	$	103,533	$	59,182
Other comprehensive income (loss):						
Net unrealized gain (loss) on securities available-for-sale		3,895		976		(45,647)
Other comprehensive income (loss)		3,895		976		(45,647)
Comprehensive income	$	79,523	$	104,509	$	13,535
Earnings per share:						
Net income available to common stockholders	$	75,628	$	103,533	$	59,182
Basic	$	2.76	$	4.15	$	2.55
Diluted	$	2.69	$	4.08	$	2.48

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For the years ended December 31,

(in thousands, except share amounts)	Issued shares of common stock	Common stock		Additional paid-in capital		Treasury stock		Retained earnings		Accumulated other comprehensive income (loss)		Total stockholders' equity	
Balance as of January 1, 2022	19,903,342	$	2	$	261,905	$	(38,148)	$	298,615	$	1,664	$	524,038
Merger with Pioneer Bancshares, Inc. (Issuance of treasury stock 1,557,054 shares)	4,910,412		—		197,946		38,148		—		—		236,094
Issuance of common stock on restricted stock grants (See Note 14 - Stockholders' Equity)	11,344		—		270		—		—		—		270
Stock option exercises	95,886		—		(579)		—		—		—		(579)
Share-based compensation, net of forfeitures	—		—		1,178		—		—		—		1,178
Net income	—		—		—		—		59,182		—		59,182
Other comprehensive loss	—		—		—		—		—		(45,647)		(45,647)
Balance as of December 31, 2022	24,920,984	$	2	$	460,720	$	—	$	357,797	$	(43,983)	$	774,536
Cumulative effect of accounting change	—		—		—		—		(3,808)		—		(3,808)
Adjusted beginning balance	24,920,984		2		460,720		—		353,989		(43,983)		770,728
Issuance of common stock on restricted stock grants (See Note 14 - Stockholders' Equity)	15,007		—		371		—		—		—		371
Stock option exercises	24,648		—		(167)		—		—		—		(167)
Share-based compensation, net of forfeitures	—		—		1,756		—		—		—		1,756
Net income	—		—		—		—		103,533		—		103,533
Other comprehensive income	—		—		—		—		—		976		976
Balance as of December 31, 2023	24,960,639	$	2	$	462,680	$	—	$	457,522	$	(43,007)	$	877,197
Issuance of common stock, net of issuance costs	2,461,538		1		79,433		—		—		—		79,434
Issuance of common stock on restricted stock grants, net of forfeiture (See Note 14 - Stockholders' Equity)	10,998		—		464		—		—		—		464
Stock option exercises	276,504		—		2,837		—		—		—		2,837
Share-based compensation, net of forfeitures	—		—		1,911		—		—		—		1,911
Net income	—		—		—		—		75,628		—		75,628
Other comprehensive income	—		—		—		—		—		3,895		3,895
Balance as of December 31, 2024	27,709,679	$	3	$	547,325	$	—	$	533,150	$	(39,112)	$	1,041,366

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Cash Flows
For the year ended December 31,

(In thousands)	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 75,628	$ 103,533	$ 59,182
Adjustments to reconcile income to net cash provided by operating activities:			
Provision for credit losses	27,550	18,247	18,050
Depreciation and amortization on premises and equipment	7,375	7,420	7,953
Deferred tax expense	3,347	3,012	9,203
Amortization of net premium on securities	729	1,004	2,076
Accretion of net discount on acquired loans	(2,530)	(3,204)	(1,308)
Net change in deferred loan origination fees and costs	(132)	(1,178)	1,182
Amortization of core deposits and other intangible assets	2,769	4,822	4,215
Amortization of premium on acquired deposits	(340)	(966)	(1,052)
Accretion of discount on subordinated debt	383	286	254
Amortization of issuance costs on subordinated debt	147	147	145
Accretion of discount on convertible notes payable	—	101	1,131
Accretion of discount on Federal Home Loan Bank advances	—	—	76
Increase in cash surrender value of bank-owned life insurance	(1,989)	(1,928)	(1,682)
Impairment of premises and equipment	—	—	720
Impairment of other real estate owned and foreclosed assets	133	286	94
Impairment of other intangible assets	780	—	—
Federal Home Loan Bank stock dividends	(789)	(1,560)	(712)
Share-based compensation expense	2,375	2,127	1,448
Decrease (increase) in fair value of mortgage servicing rights	4,714	6,649	(12,418)
Net loss on disposal of premises and equipment	397	120	86
Net loss (gain) on other real estate owned and foreclosed assets activity	28	106	(164)
Net gain on sales of loans held-for-sale	(6,959)	(3,491)	(11,782)
Origination of loans held-for-sale	(1,088,457)	(791,017)	(1,090,759)
Proceeds from sales of loans held-for-sale	1,075,747	788,367	1,137,793
Changes in operating assets and liabilities:			
Lease right-of-use assets	(304)	(660)	3,282
Accrued interest receivable	4,997	(8,556)	(9,835)
Prepaid expenses and other assets	(16,086)	(11,397)	(22,992)
Accrued interest payable	(4,875)	7,782	3,022
Accrued expenses and other liabilities	16,482	5,124	(293)
Net cash provided by operating activities	$ 101,120	$ 125,176	$ 96,915

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Cash Flows (continued)
For the years ended December 31,

(In thousands)	2024	2023	2022
Cash flows from operating activities: (previous page)	$ 101,120	$ 125,176	$ 96,915
Cash flows from investing activities:			
Cash acquired in excess of cash paid in connection with Pioneer Merger	—	—	444,542
Purchases of held-to-maturity securities	—	—	(335)
Proceeds from maturities of held-to-maturity securities	1,849	2,007	3,626
Purchases of available-for-sale securities	(9,425)	(21,555)	(66,606)
Proceeds from sales or maturities of available-for-sale securities	60,309	41,669	170,410
Loan originations, net of repayments	(129,465)	(362,778)	(1,064,293)
Purchases of premises and equipment	(5,412)	(4,268)	(2,196)
Proceeds from sales of premises and equipment	—	—	2
Proceeds from sales of other real estate owned and foreclosed assets	1,077	5,952	867
Proceeds from bank-owned life insurance	725	—	—
Purchases of restricted equity securities	(44,721)	(51,076)	(39,785)
Proceeds from the sale or redemption of restricted equity securities	54,665	64,779	15,842
Purchase of other investments	(11,769)	(2,677)	(939)
Proceeds from the sale or redemption of other investments	1,296	668	745
Net cash used in investing activities	(80,871)	(327,279)	(538,120)
Cash flows from financing activities:			
Net change in deposits	298,497	610,007	(280,914)
Net change in securities sold under agreements to repurchase	(9,994)	(12,028)	(55,372)
Proceeds from Federal Home Loan Bank advances	5,460,410	2,041,468	760,885
Repayments of Federal Home Loan Bank advances	(5,714,878)	(2,295,885)	(317,000)
Proceeds from subordinated debt, net	—	—	24,466
Proceeds from issuance of common stock, net of issuance costs	82,271	(167)	(579)
Repayments of convertible notes payable	—	(5,456)	(15,217)
Net cash provided by financing activities	116,306	337,939	116,269
Net increase (decrease) in cash and cash equivalents	136,555	135,836	(324,936)
Cash and cash equivalents, beginning of period	479,362	343,526	668,462
Cash and cash equivalents, end of period	$ 615,917	$ 479,362	$ 343,526
Supplemental disclosures of cash flow information:			
Interest paid on deposits	$ 155,027	$ 92,085	$ 12,040
Interest paid on borrowed funds	$ 12,099	$ 20,459	$ 14,118
Cash paid for income taxes, net	$ 14,940	$ 28,459	$ 6,183
Non-cash investing and financing activities:			
Assets acquired from merger with Pioneer Bancshares, Inc.	$ —	$ —	$ 1,085,506
Liabilities assumed from merger with Pioneer Bancshares, Inc.	$ —	$ —	$ 1,354,387
Right-of-use lease assets obtained in exchange for lessee operating lease liabilities	$ 4,960	$ 2,696	$ 35,212
Net change in unrealized gain (loss) on available-for-sale securities	$ 5,156	$ 1,291	$ (45,647)
Loan charge-offs	$ 21,694	$ 9,672	$ 2,587
Premises and equipment transferred to other real estate owned and foreclosed assets	$ —	$ —	$ 338
Loans transferred to other real estate owned and foreclosed assets	$ 2,275	$ 4,086	$ 1,331
Mortgage servicing rights resulting from sale or securitization of mortgage loans	$ 12,271	$ 9,253	$ 14,287

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - Basis of Presentation, Description of Business and Summary of Significant Accounting Policies

a. *Principles of Consolidation* - The consolidated financial statements include the accounts of FirstSun Capital Bancorp ("FirstSun" or "Parent Company") and its wholly-owned subsidiaries, Sunflower Bank, N.A. (the "Bank"), Logia Portfolio Management, LLC, and FEIF Capital Partners, LLC, and have been prepared using U.S. generally accepted accounting principles ("U.S. GAAP") and prevailing practices in the banking industry. All significant intercompany balances and transactions have been eliminated. These entities are collectively referred to as "our", "us", "we", or "the Company".

b. *Nature of Operations* - The Bank's headquarters are located in Dallas, Texas. The Bank primarily operates throughout Texas, Kansas, Colorado, New Mexico, Arizona and California providing a full range of commercial and consumer banking and financial services to small and medium-sized companies. Its primary deposit products are checking, savings and term certificate accounts. Its primary wealth management and trust products are private banking, personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts. Its primary lending products are residential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial and industrial loans are generally expected to be repaid from the borrower's cash flow from operations.

c. *Terminated Merger with HomeStreet* - On November 18, 2024, FirstSun, Dynamis Subsidiary, Inc. and HomeStreet, Inc. agreed to terminate their previously announced merger agreement, originally announced on January 16, 2024, and amended on April 30, 2024, pursuant to a mutual termination agreement.

d. *Subsequent Events* - We evaluate events occurring subsequent to the balance sheet date to determine whether the events required recognition or disclosure in the financial statements. If conditions of a subsequent event existed as of the balance sheet date, depending on materiality, the effects may be required to be recognized and disclosed in the financial statements. If conditions of a subsequent event arose after the balance sheet date, the effects are not required to be recognized in the financial statements, but depending on materiality, may need to be disclosed in the financial statements.

    The Company has evaluated subsequent events for potential recognition and disclosure through the filing date of this Form 10-K.

e. *Use of Estimates* - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    These estimates are based on historical experience and on various assumptions about the future that are believed to be reasonable based on all available information. Our reported financial position or results of operations may be materially different under changed conditions or when using different estimates and assumptions, particularly with respect to critical accounting policies. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

f. *Concentration of Credit Risk* - We have a significant concentration in commercial and industrial loans and residential real estate within Texas, Kansas, Colorado, New Mexico and Arizona. When necessary, we perform credit evaluations on our customers' financial condition and often request additional guarantees and forms of collateral from our customers. These financial evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payment patterns, cash flow needs and deposit balances (particularly in light of recent developments in the banking industry) and bad debt write-off experience. Declines in the local or statewide economies could have an adverse impact on our borrowers' financial condition. Specifically, inflation and higher interest rates, along with monetary events, can cause some of our business customers who have greater operating cash needs to draw on their deposits with us to meet expenses. Adverse developments affecting real estate values in one or more of our markets could increase our credit risk associated with our loan portfolio. Additionally, if loans are not repaid according to their terms, the collateral securing the loans, in those cases where real estate serves as the primary collateral, may not have value equal to the amounts owed under the loan. We did not exceed regulatory concentration monitoring levels as of December 31, 2024 or 2023.

g. *Reclassifications* - Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior years net income or stockholders' equity.

h. *Adoption of New Accounting Standards and Change in Accounting Principle* - As an "emerging growth company" under Section 107 of the JOBS Act, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, we can delay the adoption of certain accounting standards until those standards would otherwise apply to non-public business entities. We intend to take advantage of the benefits of this extended transition period for an "emerging growth company" for as long as it is available to us. For standards that we have delayed adoption, we may lack comparability to other companies who have adopted such standards.

In June of 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*, which significantly changes the way that entities are required to measure credit losses. The new standard requires that the estimated credit loss be based upon an "expected credit loss" approach rather than the "incurred loss" approach previously required. The new approach requires entities to measure all expected credit losses for financial assets over their expected lives based on historical experience, current conditions, and reasonable and supportable forecasts of collectability. The expected credit loss model requires earlier recognition of credit losses than the incurred loss approach. We expect ongoing changes in the allowance for credit losses will be driven primarily by the growth of our loan portfolio, credit quality, and the economic environment and related projections at that time. In addition, the ASU developed a new accounting treatment for purchased financial assets with credit deterioration.

The ASU also modifies the other-than-temporary impairment model for available-for-sale debt securities and held-to-maturity debt securities by requiring companies to record an allowance for credit impairment rather than write-downs of such assets.

Management has reviewed this update and other ASUs that were subsequently issued to further clarify the implementation guidance outlined in ASU 2016-13. We adopted the amendments of these ASUs as of January 1, 2023.

Upon adoption, we recorded an increase to the allowance for credit losses on loans held-for-investment of $5.3 million, a reduction in the allowance for credit losses on unfunded commitments of $0.2 million, an increase to deferred tax assets of $1.2 million, and a corresponding one-time cumulative reduction to retained earnings, net of tax, of $3.8 million in the consolidated balance sheet as of January 1, 2023.

The adoption of this ASU, as it relates to available-for-sale debt securities and held-to-maturity debt securities, did not have a material impact on the consolidated financial statements as of January 1, 2023.

In March of 2022, the FASB issued ASU 2022-02, *Financial Instruments - Credit Losses: Troubled Debt Restructurings and Vintage Disclosures*, which we adopted the amendments in this ASU as of January 1, 2023 prospectively.

In November of 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. We adopted the amendments in this ASU on January 1, 2024. A description of each business and the methodologies used to measure financial performance is described in Note 21 - Segment Information.

i. *Fair Value Measurement* - Fair value is determined in accordance with Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. ASC Topic 820 establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 describes three levels of inputs that may be used to measure fair value:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

> Level 3: Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own beliefs about the assumptions that market participants would use in pricing the assets or liabilities.

j. *Cash and Cash Equivalents* - Cash and cash equivalents include cash, cash items in process of collection, deposits with other financial institutions and federal funds sold. For purposes of the consolidated statements of cash flows, we consider all federal funds sold and interest-bearing deposits at other financial institutions to be cash and cash equivalents, all with original maturities of less than 90 days. Cash held at depository institutions at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Cash deposits are with financial institutions that we believe to be reputable and we do not anticipate realizing any losses from these cash deposits. As of December 31, 2024 and 2023, we have complied with all regulatory cash reserve and clearing requirements. Cash and cash equivalents were as follows as of December 31,:

	2024	2023
Federal Reserve Bank	$ 560,142	$ 437,855
Federal Home Loan Bank	2,470	1,173
Other	13,120	10,870
Total cash due from depository institutions	575,732	449,898
Cash on hand and noninterest-bearing accounts	40,185	29,464
Total cash and cash equivalents	$ 615,917	$ 479,362

k. *Securities* - The Bank classifies debt securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity. All other debt securities are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity (accumulated other comprehensive income/loss) until realized. Realized gains and losses on securities classified as available-for-sale are included in earnings and recorded on trade date. The specific identification method is used to determine the cost of the securities sold.

Purchased premiums and discounts on debt securities are amortized or accreted into interest income using the yield-to-maturity method based upon the remaining contractual maturity of the asset, adjusted for any expected prepayments or call features for securities purchased at a premium.

For available-for-sale debt securities in an unrealized loss position, management first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value. Any previously recognized allowance for credit losses ("ACL") should be written off and the write-down in excess of such ACL would be recorded through a charge to the provision for credit losses. For available-for-sale debt securities that do not meet the aforementioned criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the cash position of the issuer and its cash and capital generation capacity, which could increase or diminish the issuer's ability to repay its bond obligations, the extent to which the fair value is less than the amortized cost basis, any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information about the financial condition of the issuer, credit ratings, the failure of the issuer to make scheduled principal or interest payments, recent legislation and government actions affecting the issuer's industry, and actions taken by the issuer to deal with the economic climate. Management also takes into consideration changes in the near-term prospects of the underlying collateral of a security, if any, such as changes in default rates, loss severity given default, and significant changes in prepayment assumptions and the level of cash flow generated from the underlying collateral, if any, supporting the principal and interest payments on the debt securities. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and management records an ACL for the credit loss, limited to the amount by which the fair value is less than the amortized cost basis. Management recognizes in accumulated other comprehensive income/loss ("AOCI") any impairment that has not been recorded through an ACL, net of tax. Non-credit-related impairments result from other factors, including changes in interest rates.

Management records changes in the ACL as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Management has elected not to measure an ACL on accrued interest related to available-for-sale debt securities, as uncollectible accrued interest receivables are written off on a timely manner.

The ACL on held-to-maturity debt securities is based on an expected loss methodology referred to as current expected credit loss ("CECL") methodology by major security type. Any expected credit loss is provided through the ACL on held-to-maturity debt securities and is deducted from the amortized cost basis of the security so the statement of financial condition reflects the net amount management expects to collect. For the ACL of held-to-maturity securities, management considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Management has elected not to measure an ACL on accrued interest related to held-to-maturity debt securities, as uncollectible accrued interest receivables are written off on a timely manner.

Equity securities are carried at fair value, with changes in fair values reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Equity securities are included as a component of "prepaid expenses and other assets" in our consolidated balance sheets.

l. *Loans Held-for-Sale* - Mortgage loans originated and intended for sale in the secondary market are classified as loans held-for-sale and recorded at fair value. Most of these loans are sold with servicing rights retained. The changes in fair value of loans held-for-sale are measured and recorded in income from mortgage banking services. Loan origination fees are recorded in the period of origination.

m. *Loans Receivable* - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, fair value hedge accounting adjustments, and an allowance for credit losses.

Interest on loans receivable is accrued and credited to income based upon the principal amount outstanding using primarily a simple interest calculation. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized and recognized in interest income over the life of the loan using the interest method without anticipating prepayments. The accrual of interest income on loans is discontinued when, in management's judgment, the interest is uncollectible in the normal course of business, and a loan is moved to nonaccrual status in accordance with the Bank's policy, typically after 90 or 120 days of non-payment, as follows: interest income on consumer, commercial real estate and commercial and industrial loans is typically discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection; interest income on residential real estate loans is typically discontinued at the time the loan is 120 days delinquent unless the loan is well-secured and in the process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest in full is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

When discontinued, all unpaid interest is reversed. Interest is included in income after the date the loan is placed on nonaccrual status only after all principal has been paid or when the loan is returned to accrual status. The loan is returned to accrual status only when the borrower has brought all past-due principal and interest payments current and, in the opinion of management, has demonstrated the ability to make future payments of principal and interest as scheduled.

Acquired Loans – Loans acquired through a purchase or a business combination are recorded at their fair value as of the acquisition date. Management performs an assessment of acquired loans to first determine if such loans have experienced a more than insignificant deterioration in credit quality since their origination and thus should be classified and accounted for as purchased credit deteriorated ("PCD") loans. For loans that have not experienced a more than insignificant deterioration in credit quality since origination, referred to as non-PCD loans, management records such loans at fair value, with any resulting discount or premium accreted or amortized into interest income over the remaining life of the loan using the interest method. Additionally, upon the purchase or acquisition of non-PCD loans, management measures and records an ACL based on the Bank's methodology for determining the ACL. The ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans are purchased or acquired.

Acquired loans that are classified as PCD are recognized at fair value, which includes any premiums or discounts resulting from the difference between the initial amortized cost basis and the par value. Premiums and non-credit loss related discounts are amortized or accreted into interest income over the remaining life of the loan using the interest method. Unlike non-PCD loans, the initial ACL for PCD loans is established through an adjustment to the acquired loan balance and not through a charge to the provision for credit losses in the period in which the loans are acquired. At acquisition, the ACL for PCD loans, which represents the fair value credit discount, is determined using a discounted cash flow method that considers the probability of default and loss-given default used in the Bank's ACL methodology. Characteristics of PCD loans include the following: delinquency, payment history since origination, credit scores migration and/or other factors the Bank may become aware of through its initial analysis of acquired loans that may indicate there has been a more than insignificant deterioration in credit quality since a loan's origination.

Subsequent to acquisition, the ACL for both non-PCD and PCD loans is determined pursuant to the Bank ACL methodology in the same manner as all other loans.

n. *Allowance for Credit Losses* - The ACL for loans held for investment is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on loans. Loans are charged-off against the allowance when management confirms the loan balance is uncollectible.

Management estimates the allowance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Internal and industry historical credit loss experience is a significant input for the estimation of expected credit losses. Additionally, management's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in economic growth levels, unemployment rates, property values, and other relevant factors, to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Expected credit losses are generally estimated over the contractual term of the loans, adjusted by prepayments when appropriate.

Management estimates the ACL primarily based on a probability of default ("PD"), loss-given default ("LGD"), and exposure at default ("EAD") modeled approach, or individually for collateral dependent loans. Management evaluates the need for changes to the ACL by portfolio segments and classes of loans within certain of those portfolio segments. Factors such as the credit risk inherent in a portfolio and how management monitors the related quality, as well as the estimation approach to estimate credit losses, are considered in the determination of such portfolio segments and classes. The Bank believes it has a diversified portfolio across a variety of industries, and the portfolio is generally centered in the states in which the Bank has offices. Management has identified the following portfolio segments:

Commercial and industrial loans include commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment and inventory purchases, and other expansion projects. These loans are made primarily in the Bank's market areas, are underwritten on the basis of the borrower's ability to service the debt from revenue, and extended under the Bank's normal credit standards, controls, and monitoring systems. Collateral is often represented by liens on accounts receivable, inventory, equipment, and other forms of general non-real estate business assets. The Bank often obtains some form of credit enhancement through a personal guaranty of the borrower, principals and/or others. The global cash flow capability of commercial and industrial loan customers is generally evaluated both at underwriting and during the life of the loan. Commercial and industrial loans may involve increased risk due to the expectation that repayments for such loans generally come from the operation of the business activity and those operations may be unsuccessful. A disruption in the operating cash flows from a business, sometimes influenced by events not under the control of the borrower such as changing business environment, changes in regulations and political climate, rising interest rates, unexpected natural events, or competition could also impact the borrower's capacity to repay the loan. Assets collateralizing commercial and industrial loans may also decline in value more quickly than anticipated. Commercial and industrial loans require increased underwriting and monitoring to offset these risks, for which the Bank's systems have been designed to provide.

Commercial real estate loans include owner occupied and non-owner occupied commercial real estate mortgage loans to operating commercial and agricultural businesses, and include both loans for long-term financing of land and buildings and loans made for the initial development or construction of a commercial real estate project.

Residential real estate loans represent loans to consumers collateralized by a mortgage on a residence and include purchase money, refinancing, secondary mortgages, and home equity loans and lines of credit.

Public finance loans include loans to our charter school and municipal based customers.

Consumer loans include direct consumer installment loans, credit card accounts, overdrafts and other revolving loans.

Other loans consist of loans to nondepository financial institutions, lease financing receivables and loans for agricultural production.

The ACL is measured using a PD/LGD with EAD model that is calculated based on the product of a cumulative PD and LGD. PD and LGD estimates are assigned based upon the periodic completion of credit risk scorecards. Remaining EAD is derived based on inherent loan characteristics and like-kind loan prepayment trends. Under this approach, management calculates losses for each loan for all future periods using the PD and LGD rates derived from the term structure curves applied to the estimated remaining balance of the loans.

For the ACL determination of all portfolios, the expectations for relevant macroeconomic variables consider an initial reasonable and supportable period of four years and a reversion period of one year, utilizing a straight-line approach and reverting back to the historical loss rates.

Management periodically considers the need to make qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, less selling costs. For loans for which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral, management has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of the collateral, with selling costs considered in the event sale of the collateral is expected.

Management has elected not to measure an ACL on accrued interest related to held for investment loans, as uncollectible accrued interest receivables are written off in a timely manner.

Loan credit quality and the adequacy of the allowance are also subject to periodic examination by regulatory agencies. Such agencies may require adjustments to the allowance based upon their judgements about information available at the time of their examination.

Management estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit unless the obligation is unconditionally cancellable by the Bank. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes the consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

o. *Mortgage Servicing Rights (MSRs)* - MSRs arise from contractual agreements between us and investors in mortgage loans. Pursuant to ASC Topic 860-50, *Servicing Assets and Liabilities*, we record MSR assets when we sell loans on a servicing-retained basis, at the time of a securitization that qualifies and meets requirements for sale accounting or through the acquisition or assumption of the right to service a financial asset. Under these contracts, we perform loan servicing functions in exchange for fees and other remuneration.

Our MSRs are initially recorded and subsequently measured at fair value. The fair value of the MSRs is based upon the present value of the expected future net cash flows related to servicing these loans. We receive a base servicing fee, generally ranging from 0.25% to 0.50% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from investors. We determine the fair value of the MSRs by the use of a discounted cash flow model that incorporates prepayment speeds, delinquencies, discount rate, ancillary revenues and other assumptions (including costs to service) that management believes are consistent with the assumptions other market participants use in valuing MSRs. The nature of the loans underlying the MSRs affects the assumptions used in the cash flow models. We obtain third-party valuations quarterly to assess the reasonableness of the fair value calculated by the cash flow model. Changes in the fair value of MSRs are charged or credited to income from mortgage banking services, net.

As a part of our mortgage servicing responsibilities, we advance funds when the borrower fails to meet contractual payments (e.g. principal, interest, property taxes, and insurance). We also advance funds to maintain, report, and market foreclosed real estate properties on behalf of investors. These advances are collectively known as servicer related advances. Such advances are recovered from borrowers for reinstated and performing loans and from investors for foreclosed loans. We record an ACL on outstanding servicer advances when we determine that based on all available information, that a credit loss is expected, and that all contractual amounts due will not be recovered. There was no ACL on outstanding servicer advances as of December 31, 2024 and 2023, respectively.

p. *Premises and Equipment* - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line or declining balance method depending upon the type of asset with useful lives ranging from one to 39 years. Depreciation and amortization expense has been included in occupancy and equipment expense in the accompanying consolidated statements of income and comprehensive income.

Maintenance and repair costs are charged to expense as incurred. Major betterments are considered individually and are capitalized or expensed depending on facts and circumstances.

q. *Other Real Estate Owned and Foreclosed Assets* - Assets acquired through, or in lieu of, foreclosure or repossession or otherwise are being held for disposal or to be sold are adjusted upon transfer to fair value less estimated costs to sell, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Subsequent to foreclosure/repossession, management periodically performs valuations, and an allowance for losses is established by a charge against earnings if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operation and changes in the valuation allowance are included in other noninterest expense on the consolidated statements of income and comprehensive income.

r. *Bank-owned Life Insurance (BOLI)* - We have purchased life insurance policies on certain key current and former executives as a method to offset the cost of employee benefit plans. We record BOLI at the estimated contractual amount that would be realized if the life insurance policy is surrendered prior to maturity or death of the insured, which is the cash surrender value adjusted for other charges and amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are recorded in noninterest income and are not subject to income taxes.

s. *Restricted Equity Securities* - Restricted equity securities consist of capital stock of the Federal Home Loan Bank of Dallas (FHLB) and the Federal Reserve Bank of Dallas (FRB). Such stock is not readily marketable, and accordingly, is carried at cost. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors. As a national banking association, the Bank is required to own stock of its regional FRB. FRB and FHLB stock are periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Restricted equity securities consisted of the following:

	2024	2023
Federal Home Loan Bank stock	$ 11,739	$ 20,945
Federal Reserve Bank stock	17,178	17,127
Total restricted equity securities	$ 28,917	$ 38,072

t. *Goodwill* - The excess purchase price of acquired businesses over the fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill is evaluated for impairment on an annual basis, or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Our evaluation may consist of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. Factors considered in the qualitative assessment include general economic conditions, conditions of the industry and markets in which we operate, regulatory developments, cost factors, and our overall financial performance. We performed our most recent annual goodwill impairment test as of December 31, 2024 and concluded that no impairment existed. No impairment losses have been recognized during the years ended December 31, 2024, 2023 and 2022.

u. *Core Deposits and Other Intangible Assets* - Core deposits related to the depositor relationship of customers acquired from our business combinations are recognized in the value of core deposits. Our core deposits were valued based on the expected future benefit or earnings capacity attributable to the acquired deposits. These assets have been assigned 10 year lives from the date of acquisition. Other intangible assets include the trade names of *First National 1870* and *Guardian Mortgage*. These trade names provide a source of market recognition to attract potential clients/relationships and retain existing customers. Management has indicated that portions of the business will utilize the First National 1870 trade name into perpetuity; therefore, this trade name has been classified as an indefinite-lived asset. In December 2024, a decision was made to discontinue the use of the Guardian Mortgage tradename (see Note 6 - Core Deposits and Other Intangible Assets). Further, we have acquired certain customer relationships relating to wealth management. These customer relationships have been assigned amortization periods of 10 to 16 years.

v. *Impairment of Long-lived Assets* - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances indicate an asset may not be recoverable, we estimate the future cash flows expected to result from the use of the asset. If impairment is indicated, an adjustment is made to reduce the carrying amount based on the difference between the future cash flows expected and the carrying amount of the asset. During the years ended December 31, 2024 and 2023 there was no impairment of long-lived assets, respectively. During the year ended December 31, 2022 we recorded impairment of $720 of long-lived assets.

w. *Transfers of Financial Assets* - Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

x. *Loan Commitments and Related Financial Instruments* - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, commercial letters of credit, and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

y. *Derivative Instruments and Hedging Activities* - *Derivatives and Hedging* (ASC Topic 815), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain our objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC Topic 815, we record all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we do not elect to apply hedge accounting. We do not have any cash flow or foreign currency hedges.

In accordance with the fair value measurement guidance in ASU Topic 2011-04, *Fair Value Measurement (Topic 820),* we made an accounting policy election to measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

The FASB has issued standards associated with the cessation of LIBOR, including ASU 2022-06 that further defers the sunset date of ASU 2020-04 and ASU 2021-01 *Reference Rate Reform* (Topic 848) from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. We have elected to apply the contract modification guidance included within Topic 848. Since December 31, 2021, we have not issued debt indexed to USD-LIBOR and as of December 31, 2024, we have fully transitioned from the use of LIBOR on all contracts.

Risk Management Objective of Using Derivatives

Banking Activities - We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our assets and liabilities and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our loan portfolio. The initial and subsequent changes in value, as well as the offsetting gain or loss of banking derivative financial instruments that qualify as fair value hedges, and any fees income generated are recorded as a component of interest and fee income on loans in our consolidated statements of income and comprehensive income.

Mortgage Banking Activities - Our mortgage bankers enter into interest rate lock commitments (IRLC) with prospective borrowers. An IRLC represents an agreement to purchase loans from a third-party originator or an agreement to extend credit to a mortgage applicant, whereby the interest rate is set prior to funding. The loan commitment binds us (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. Outstanding interest rate lock commitments are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The borrower is not obligated to obtain the loan; thus, we are subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLC. Our interest rate exposure on these derivative loan commitments is hedged with forward sales of mortgage-based securities as described below. Our IRLCs are carried at fair value in accordance with ASC Topic 815, and recorded at fair value in prepaid expenses and other assets on our consolidated balance sheets. ASC Topic 815 clarifies that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The estimated fair values of IRLCs are based on the fair value of the related mortgage loans which is based upon observable market data. The initial and subsequent changes in value of IRLCs are recorded as a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We actively manage the risk profiles of our IRLCs and mortgage loans held-for-sale on a daily basis. To manage the price risk associated with IRLCs, we enter into forward sales of mortgage-backed securities (MBS) in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held-for-sale, we enter into forward sales of MBS to deliver mortgage loans to third-party investors. The estimated fair values of forward sales of MBS and forward sales commitments are based on exchange prices or the dealer market price. The initial and subsequent changes in value on forward sales of MBS and forward sales commitments are a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We also occasionally enter into contracts with other mortgage bankers to purchase residential mortgage loans at a future date, which we refer to as Loan Purchase Commitments (LPCs). LPCs are accounted for as derivatives under ASC Topic 815 and recorded at fair value in prepaid expenses and other assets on our consolidated balance sheets. Subsequent changes in LPCs are recorded as a charge or credit to income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We utilize derivative instruments to help manage the fair value changes in our MSRs. These derivative instruments are intended to economically hedge certain risks related to our MSRs. As such, these derivative instruments are not designated as accounting hedges. These derivatives may include To Be Announced (TBA) MBS, interest rate swaps, and options contracts and are valued based on quoted prices for similar assets in an active market with inputs that are observable. These derivative products are accounted for and recorded at fair value in prepaid expenses and other assets or accrued expenses and other liabilities on our consolidated balance sheets. Subsequent changes are recorded to income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

z. *Lease Commitments* - We determine if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right of use ("ROU") assets and lease liabilities on our consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and are included in prepaid expenses and other assets in our consolidated balance sheets. Lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis, and are included in accrued expenses and other liabilities in our consolidated balance sheets. We determine lease classification as operating or finance at the lease commencement date. We combine lease and non-lease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities for our office buildings.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. We use the implicit rate when readily determinable, however, as most of the leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date, which is based on our collateralized borrowing capabilities over a similar term as the related lease payments.

The lease term may include options to extend or to terminate the lease that we are reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

We have elected not to record leases with an initial term of 12 months or less on our consolidated balance sheets. Lease expense on such leases is recognized on a straight-line basis over the lease term. Further information is presented in Note 23 - Lease Commitments.

aa. *Revenue Recognition* - Noninterest income within the scope of ASC Topic 606, *Revenue From Contracts With Customers* is recognized by us when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for the providing of services. The majority of our applicable noninterest income continues to be recognized at the time when services are provided to our customers. Further information is presented in Note 24 - Revenue from Contracts with Customers.

ab. *Advertising* - Advertising costs are expensed as incurred and recorded within other noninterest expense.

ac. *Earnings Per Share* - Basic and diluted earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period.

ad. *Share-Based Compensation* - Compensation cost is recognized for stock options, non-vested restricted stock awards/stock units, and performance share units issued to employees and directors, based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of stock options. The fair value of non-vested stock awards/stock units and performance share units is generally the market price of our stock on the date of grant.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. We recognize forfeitures as they occur.

ae. *Retirement Plan* - We have an employee savings plan and trust (the Plan) which qualifies under Section 401(k) of the Internal Revenue Service Code. The Bank's Trust and Wealth Management department is the Trustee. Substantially all of our full-time employees are eligible to participate in the Plan. Eligible employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. Additional contributions are allowed per the Internal Revenue Service Code for participants who have attained age 50 before the end of the Plan year. We make a matching contribution for each eligible participant equal to 100% of the participant's elective deferrals which does not exceed 6% of the participant's compensation. Participants are immediately vested in the matching contribution. Matching contributions to the Plan charged to salary and employee benefits amounted to $6.0 million, $5.3 million and $5.2 million in 2024, 2023 and 2022, respectively.

af. *Income Taxes* - The Company files a consolidated federal income tax return. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities for subsequent changes in tax rates are recognized in income in the period that includes the tax rate changes.

We recognize the financial effects of a tax position only when we believe it can "more likely than not" support the position upon a tax examination by the relevant taxing authority, with a tax examination being presumed to occur. We are no longer subject to examination by taxing authorities for years before 2021. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

ag. *Comprehensive income* - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, which are recognized as a separate component of equity.

ah. *Loss Contingencies* - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on these consolidated financial statements.

In addition, we generally sell loans to investors without recourse; therefore, the investors have assumed the risk of loss or default by the borrower. However, we are usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation, and collateral. To the extent that we do not comply with such representations, or there are early payment defaults, we may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay off within a specified time frame, we may be required to refund a portion of the sales proceeds to the investors. We have established reserves for potential losses related to these representations and warranties which is recorded within accrued expenses and other liabilities. In assessing the adequacy of the reserve, we evaluate various factors including actual write-offs during the period, historical loss experience, known delinquent and other problem loans, and economic trends and conditions in the industry. Further information is presented in Note 22 - Commitments and Contingencies.

ai. *Equity* - Treasury stock, if any, is carried at cost.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Parent Company or by the Parent Company to stockholders.

aj. *Recent Accounting Pronouncements Not Yet Adopted* - *ASU No. 2023-02, "Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* ASU 2023-02 is intended to improve the accounting and disclosures for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. ASU 2023-02 will be effective for us on January 1, 2025 and its adoption is not expected to have a significant effect on our financial statements.

ASU 2023-06, "Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." ASU 2023-06 amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. ASU 2023-06 is not expected to have a significant impact on our financial statements.

ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for us on January 1, 2026, though early adoption is permitted. ASU 2023-09 is not expected to have a significant impact on our financial statements.

NOTE 2 - Securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity debt securities by type follows as of December 31,:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
2024							
Available-for-sale:							
U.S. treasury	$	35,224	$	—	$	(3,494)	$ 31,730
U.S. agency		665		—		(9)	656
Obligations of states and political subdivisions		27,709		31		(2,041)	25,699
Mortgage backed - residential		111,038		128		(14,887)	96,279
Collateralized mortgage obligations		183,718		3		(19,374)	164,347
Mortgage backed - commercial		147,374		357		(12,904)	134,827
Other debt		15,122		416		—	15,538
Total available-for-sale	$	520,850	$	935	$	(52,709)	$ 469,076
Held-to-maturity:							
Obligations of states and political subdivisions	$	25,713	$	—	$	(4,899)	$ 20,814
Mortgage backed - residential		6,373		1		(576)	5,798
Collateralized mortgage obligations		3,156		—		(205)	2,951
Total held-to-maturity	$	35,242	$	1	$	(5,680)	$ 29,563
2023							
Available-for-sale:							
U.S. treasury	$	58,468	$	—	$	(4,234)	$ 54,234
U.S. agency		1,872		—		(33)	1,839
Obligations of states and political subdivisions		29,979		—		(4,009)	25,970
Mortgage backed - residential		121,288		119		(14,974)	106,433
Collateralized mortgage obligations		203,394		—		(21,861)	181,533
Mortgage backed - commercial		145,062		497		(14,367)	131,192
Other debt		16,792		—		(1,236)	15,556
Total available-for-sale	$	576,855	$	616	$	(60,714)	$ 516,757
Held-to-maturity:							
Obligations of states and political subdivisions	$	25,542	$	3	$	(3,987)	$ 21,558
Mortgage backed - residential		7,548		2		(560)	6,990
Collateralized mortgage obligations		3,893		—		(260)	3,633
Total held-to-maturity	$	36,983	$	5	$	(4,807)	$ 32,181

There was no allowance for credit losses related to our investment securities as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Fair value and unrealized losses on debt securities by type and length of time in a continuous unrealized loss position without an allowance for credit losses were as follows as of December 31,:

| | Less than 12 months | | 12 months or longer | | Total | | |
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Number of Securities
2024							
Available-for-sale:							
U.S. treasury	$ —	$ —	$ 31,730	$ (3,494)	$ 31,730	$ (3,494)	4
U.S. agency	—	—	656	(9)	656	(9)	7
Obligations of states and political subdivisions	—	—	22,253	(2,041)	22,253	(2,041)	17
Mortgage backed - residential	3,788	(49)	86,626	(14,838)	90,414	(14,887)	81
Collateralized mortgage obligations	10,785	(12)	146,740	(19,362)	157,525	(19,374)	62
Mortgage backed - commercial	1,705	(51)	112,801	(12,853)	114,506	(12,904)	23
Total available-for-sale	$ 16,278	$ (112)	$ 400,806	$ (52,597)	$ 417,084	$ (52,709)	194
Held-to-maturity:							
Obligations of states and political subdivisions	$ 329	$ —	$ 20,485	$ (4,899)	$ 20,814	$ (4,899)	9
Mortgage backed - residential	—	—	5,703	(576)	5,703	(576)	10
Collateralized mortgage obligations	—	—	2,951	(205)	2,951	(205)	5
Total held-to-maturity	$ 329	$ —	$ 29,139	$ (5,680)	$ 29,468	$ (5,680)	24

	Less than 12 months		12 months or longer		Total		
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Number of Securities
2023							
Available-for-sale:							
U.S. treasury	$ —	$ —	$ 54,234	$ (4,234)	$ 54,234	$ (4,234)	9
U.S. agency	—	—	1,839	(33)	1,839	(33)	7
Obligations of states and political subdivisions	—	—	25,970	(4,009)	25,970	(4,009)	19
Mortgage backed - residential	—	—	100,571	(14,974)	100,571	(14,974)	83
Collateralized mortgage obligations	—	—	181,533	(21,861)	181,533	(21,861)	65
Mortgage backed - commercial	4,721	(27)	114,625	(14,340)	119,346	(14,367)	24
Other debt	—	—	15,556	(1,236)	15,556	(1,236)	9
Total available-for-sale	$ 4,721	$ (27)	$ 494,328	$ (60,687)	$ 499,049	$ (60,714)	216
Held-to-maturity:							
Obligations of states and political subdivisions	$ —	$ —	$ 21,223	$ (3,987)	$ 21,223	$ (3,987)	8
Mortgage backed - residential	—	—	6,845	(560)	6,845	(560)	10
Collateralized mortgage obligations	—	—	3,633	(260)	3,633	(260)	5
Total held-to-maturity	$ —	$ —	$ 31,701	$ (4,807)	$ 31,701	$ (4,807)	23

We do not consider the unrealized losses to be credit-related, as these unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. We do not have plans to sell any of the available-for-sale debt securities with unrealized losses as of December 31, 2024, and we believe it is more likely than not that we would not be required to sell such available-for-sale debt securities before recovery of their amortized cost.

We continue to monitor unrealized loss positions for potential credit impairments. During the years ended December 31, 2024, 2023 and 2022, there were no credit impairments related to our investment securities.

The amortized cost and fair value of our debt securities by contractual maturity as of December 31, 2024 are summarized in the following table. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or earlier redemptions that may occur.

	Amortized Cost	Estimated Fair Value
Available-for-sale:		
Due within 1 year	$ 4,534	$ 4,519
Due after 1 year through 5 years	103,680	97,530
Due after 5 years through 10 years	118,109	107,535
Due after 10 years	294,527	259,492
Total available-for-sale	$ 520,850	$ 469,076
Held-to-maturity:		
Due after 1 year through 5 years	$ 846	$ 828
Due after 5 years through 10 years	1,098	1,060
Due after 10 years	33,298	27,675
Total held-to-maturity	$ 35,242	$ 29,563

Securities with a carrying value of $460,387 and $468,679 were pledged to secure public deposits, securities sold under agreements to repurchase and borrowed funds at December 31, 2024 and 2023, respectively.

There were no proceeds from sales and calls of securities for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024, 2023 and 2022 there were no gross investment gains or losses resulting from the sale of securities.

NOTE 3 - Loans

Loans held-for-investment by portfolio type consist of the following as of December 31,:

	2024	2023
Commercial and industrial	$ 2,497,772	$ 2,467,688
Commercial real estate:		
Non-owner occupied	752,861	812,235
Owner occupied	702,773	635,365
Construction and land	362,677	345,430
Multifamily	94,355	103,066
Total commercial real estate	1,912,666	1,896,096
Residential real estate	1,180,610	1,110,610
Public finance	554,784	602,913
Consumer	41,345	36,371
Other	189,180	153,418
Total loans	$ 6,376,357	$ 6,267,096
Allowance for credit losses	(88,221)	(80,398)
Loans, net of allowance for credit losses	$ 6,288,136	$ 6,186,698

As of December 31, 2024 and 2023, we had net deferred fees, costs, premiums and discounts of $10,222 and $12,859, respectively, on our loan portfolio.

Accrued interest receivable on loans totaled $29,971 and $34,879 at December 31, 2024 and 2023, respectively, and is included in accrued interest receivable in the accompanying consolidated balance sheets.

The following table presents the activity in the allowance for credit losses by portfolio type for the years ended December 31,:

	Commercial and Industrial	Commercial Real Estate	Residential Real Estate	Public Finance	Consumer	Other	Total
2024							
Allowance for credit losses:							
Balance, beginning of period	$ 29,523	$ 27,546	$ 16,345	$ 5,337	$ 717	$ 930	$ 80,398
Provision for (benefit from) credit losses	27,951	1,243	(865)	(587)	352	106	28,200
Loans charged-off	(20,743)	(475)	(38)	—	(438)	—	(21,694)
Recoveries	1,181	9	8	—	119	—	1,317
Balance, end of period	$ 37,912	$ 28,323	$ 15,450	$ 4,750	$ 750	$ 1,036	$ 88,221
2023							
Allowance for credit losses:							
Balance, beginning of period	$ 40,785	$ 19,754	$ 2,963	$ 1,664	$ 352	$ 399	$ 65,917
Impact of adopting ASC 326	(13,583)	3,867	10,256	3,890	249	577	5,256
Provision for (benefit from) credit losses	10,445	3,996	2,457	(217)	400	(46)	17,035
Loans charged-off	(9,242)	(83)	(13)	—	(334)	—	(9,672)
Recoveries	1,118	12	682	—	50	—	1,862
Balance, end of period	$ 29,523	$ 27,546	$ 16,345	$ 5,337	$ 717	$ 930	$ 80,398
2022							
Allowance for credit losses:							
Balance, beginning of period	$ 31,622	$ 13,198	$ 836	$ 1,544	$ 235	$ 112	$ 47,547
Provision for credit losses	9,248	6,168	2,028	120	199	287	18,050
Loans charged-off	(2,321)	—	(122)	—	(144)	—	(2,587)
Recoveries	2,236	388	221	—	62	—	2,907
Balance, end of period	$ 40,785	$ 19,754	$ 2,963	$ 1,664	$ 352	$ 399	$ 65,917

We determine the allowance for credit losses estimate on at least a quarterly basis.

As of December 31, 2024 and 2023, we had an allowance for credit losses on unfunded commitments of $1,659 and $2,309, respectively. For the years ended December 31, 2024, 2023 and 2022, we recorded a provision (benefit) for credit losses on unfunded commitments of $(650), $1,212 and $525, respectively.

The following table presents our loan portfolio aging analysis as of December 31,:

	Loans Not Past Due	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans Greater than 90 Days Past Due, Still Accruing	Nonaccrual	Total
2024						
Commercial and industrial	$ 2,462,455	$ 6,331	$ 672	$ —	$ 28,314	$ 2,497,772
Commercial real estate:						
Non-owner occupied	748,237	274	—	—	4,350	752,861
Owner occupied	697,639	1,856	—	—	3,278	702,773
Construction and land	362,677	—	—	—	—	362,677
Multifamily	92,681	—	—	—	1,674	94,355
Total commercial real estate	1,901,234	2,130	—	—	9,302	1,912,666
Residential real estate	1,140,193	17,065	3,117	15	20,220	1,180,610
Public Finance	547,558	—	—	—	7,226	554,784
Consumer	41,245	36	—	—	64	41,345
Other	177,727	7,156	388	1,518	2,391	189,180
Total loans	$ 6,270,412	$ 32,718	$ 4,177	$ 1,533	$ 67,517	$ 6,376,357
2023						
Commercial and industrial	$ 2,420,775	$ 10,117	$ 3,782	$ 25,010	$ 8,004	$ 2,467,688
Commercial real estate:						
Non-owner occupied	796,477	1,063	10,851	—	3,844	812,235
Owner occupied	626,424	8,269	—	638	34	635,365
Construction and land	345,245	—	—	—	185	345,430
Multifamily	103,066	—	—	—	—	103,066
Total commercial real estate	1,871,212	9,332	10,851	638	4,063	1,896,096
Residential real estate	1,065,438	19,261	3,330	168	22,413	1,110,610
Public Finance	602,913	—	—	—	—	602,913
Consumer	36,357	4	—	—	10	36,371
Other	141,794	8,787	—	—	2,837	153,418
Total loans	$ 6,138,489	$ 47,501	$ 17,963	$ 25,816	$ 37,327	$ 6,267,096

Interest income recorded on nonperforming loans was not material for the years ended December 31, 2024, 2023 and 2022.

Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio. We segment loans into risk categories based on relevant borrower risk profile information, including the ability to service their debt based on current financial information, historical payment experience, credit documentation, public information and current economic trends among other factors. The risk rating system is used as a tool to analyze and monitor movements in loan portfolio quality.

Risk ratings meeting an internally specified exposure threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. We use the following definitions for risk ratings:

Pass – Loans classified as Pass have a well-defined primary source of repayment, an acceptable financial position profile (including capitalization), profitability and minimal operating risk.

Pass/Watch – Pass/Watch loans require close attention by bank management and enhanced monitoring due to quantitative or qualitative concerns linked to adverse trends or near-term uncertainty. A covenant default or other type of requirement shortfall may have arisen subsequent to a loan's booking or borrower now shows signs of weakness in the overall base of confirmable financial resources available to repay the loan. However, overall financial capacity & performance are considered sufficient to support an expectation of continued payment performance and / or mitigating factors exist that are expected to limit the risk of near term default and loss.

Special Mention – Special Mention loans have identified potential weaknesses that are of sufficient materiality to require management's (persistent) close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the bank's credit position under normal business operations. Special Mention loans contain greater than acceptable risk to warrant increases in credit exposure and are thus considered "criticized", non-pass rated credits. They may contain weaknesses (that have arisen due to deteriorating conditions since origination) and / or underwriting exceptions that are not currently offset by mitigating factors. However, these weaknesses, while sufficient to constitute significantly elevated credit risk, are not sufficient to support a conclusion that the liquidation of the debt is in significant jeopardy.

Substandard - Accruing – Substandard - Accruing loans are inadequately protected by the current sound net worth and paying capacity of the obligor(s). Loans classified as Substandard - Accruing possess one or more well-defined weaknesses that are expected to jeopardize their liquidation but the weaknesses have not progressed to a point where recent late payments on the loan have become more than 90 days past due. These loans are characterized by the distinct possibility that the bank may sustain up to a moderate but not significant level of loss if such weaknesses are not corrected. Losses for Substandard - Accruing loans are moderated by the lower likelihood of ultimate default and the existence of relatively favorable secondary repayment protection.

Substandard - Nonaccrual – Substandard - Nonaccrual loans are inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. Loans classified as Substandard - Nonaccrual possess material, well-defined weaknesses that are expected to jeopardize their liquidation and have progressed to a point where consistently late payments on the loan have become more than 90 or more days past due. These loans are characterized by the distinct possibility that the bank may sustain a material level of loss if such weaknesses are not corrected. Losses for Substandard - Nonaccrual loans are prone to being elevated based on the strong likelihood of the loan remaining in payment default and an undesirable level of secondary repayment protection. These loans are considered "nonperforming".

Doubtful – Loans classified as Doubtful possess all of the weaknesses inherent in loans classified as Substandard - Nonaccrual with the added characteristic that the weaknesses make collection or liquidation in full highly questionable or improbable based on currently existing facts, conditions and values. A high probability of substantial loss or possible total loss exists. Loans rated as doubtful are not rated as loss because certain events may occur that could salvage at least a portion of the debt. These events include injections of capital, additions of pledged collateral or possible mezzanine debt refinancing options. However, without the occurrence of such events, total loss may be possible. No definite repayment schedule exists for these loans. The Doubtful grade is a temporary grade. If a near term recovery of a portion of the loan balance is indeterminable or unlikely to occur, the remaining balance of the loan should be written off and possible future recoveries may partially offset the full write-off of the loan. These loans are considered "nonperforming".

Loss – Loans classified as Loss are defaulted loans with limited or immaterial recovery prospects. No loan that has not yet defaulted should be classified at this grade level. This rating level tends to be very short lived as the full balance of the loan tends to be fully written off nearly immediately after a change to this rating level. These loans are considered "nonperforming".

The following table presents the amortized costs by segment of loans by risk category and origination date as of December 31, 2024 and gross charge-offs by origination date for the year ended December 31, 2024:

	2024	2023	2022	2021	2020	Prior	Revolving Loans Converted to Term	Revolving	Total
Commercial and industrial:									
Pass	$ 490,655	$ 257,005	$ 255,402	$ 221,739	$ 67,636	$ 48,713	$ 76,821	$ 822,815	$ 2,240,786
Pass/Watch	1,469	17,131	29,927	19,200	4,373	2,343	322	19,994	94,759
Special Mention	277	13,796	22,630	3,740	345	664	1,901	3,772	47,125
Substandard - Accruing	928	6,359	27,244	22,543	2,862	3,236	6,339	17,277	86,788
Substandard - Nonaccrual	—	2,235	12,689	4,100	2,895	2,459	1,584	1,707	27,669
Doubtful	—	—	—	—	415	—	230	—	645
Total commercial and industrial	$ 493,329	$ 296,526	$ 347,892	$ 271,322	$ 78,526	$ 57,415	$ 87,197	$ 865,565	$ 2,497,772
Gross charge-offs	$ —	$ —	$ —	$ 19,720	$ 269	$ 2	$ 630	$ 122	$ 20,743
Commercial real estate:									
Non-owner occupied:									
Pass	$ 40,289	$ 62,077	$ 101,213	$ 126,215	$ 137,151	$ 190,618	$ 7,919	$ 20,030	$ 685,512
Pass/Watch	—	—	1,305	23,343	851	6,016	—	17,386	48,901
Special Mention	—	—	—	5,953	—	—	—	—	5,953
Substandard - Accruing	—	2,711	—	—	542	3,399	1,493	—	8,145
Substandard - Nonaccrual	—	—	—	—	—	4,350	—	—	4,350
Total non-owner occupied	$ 40,289	$ 64,788	$ 102,518	$ 155,511	$ 138,544	$ 204,383	$ 9,412	$ 37,416	$ 752,861
Gross charge-offs	$ —	$ —	$ —	$ —	$ 270	$ 11	$ —	$ —	$ 281
Owner occupied:									
Pass	$ 102,994	$ 78,583	$ 64,881	$ 88,399	$ 90,033	$ 177,733	$ 21,049	$ 5,273	$ 628,945
Pass/Watch	—	13,933	875	5,515	19,266	3,773	—	—	43,362
Special Mention	—	—	2,268	406	1,870	6,836	—	—	11,380
Substandard - Accruing	—	577	446	—	2,516	12,269	—	—	15,808
Substandard - Nonaccrual	—	—	—	1,167	—	2,111	—	—	3,278
Total owner occupied	$ 102,994	$ 93,093	$ 68,470	$ 95,487	$ 113,685	$ 202,722	$ 21,049	$ 5,273	$ 702,773
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 194	$ —	$ —	$ 194
Construction & land:									
Pass	$ 15,602	$ 54,903	$ 199,050	$ 6,749	$ 3,745	$ 4,414	$ 3,436	$ 29,998	$ 317,897
Pass/Watch	—	—	3,351	—	—	15	—	—	3,366
Special Mention	—	—	41,414	—	—	—	—	—	41,414
Total construction & land	$ 15,602	$ 54,903	$ 243,815	$ 6,749	$ 3,745	$ 4,429	$ 3,436	$ 29,998	$ 362,677
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily:									
Pass	$ 4,408	$ 1,338	$ 36,156	$ 32,878	$ 4,866	$ 7,502	$ 5,533	$ —	$ 92,681
Substandard - Nonaccrual	—	—	1,674	—	—	—	—	—	1,674
Total multifamily	$ 4,408	$ 1,338	$ 37,830	$ 32,878	$ 4,866	$ 7,502	$ 5,533	$ —	$ 94,355
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial real estate:									
Pass	$ 163,293	$ 196,901	$ 401,300	$ 254,241	$ 235,795	$ 380,267	$ 37,937	$ 55,301	$ 1,725,035
Pass/Watch	—	13,933	5,531	28,858	20,117	9,804	—	17,386	95,629
Special Mention	—	—	43,682	6,359	1,870	6,836	—	—	58,747
Substandard - Accruing	—	3,288	446	—	3,058	15,668	1,493	—	23,953
Substandard - Nonaccrual	—	—	1,674	1,167	—	6,461	—	—	9,302
Total commercial real estate:	$ 163,293	$ 214,122	$ 452,633	$ 290,625	$ 260,840	$ 419,036	$ 39,430	$ 72,687	$ 1,912,666
Gross charge-offs	$ —	$ —	$ —	$ —	$ 270	$ 205	$ —	$ —	$ 475

	2024	2023	2022	2021	2020	Prior	Revolving Loans Converted to Term	Revolving	Total
Residential real estate:									
Pass	$ 141,409	$ 138,915	$ 549,022	$ 108,084	$ 35,720	$ 151,015	$ 2,405	$ 15,201	$ 1,141,771
Pass/Watch	—	1,405	4,731	4,148	90	6,151	62	994	17,581
Special Mention	—	—	351	—	—	601	—	—	952
Substandard - Accruing	—	—	—	—	—	86	—	—	86
Substandard - Nonaccrual	210	—	10,667	727	2,244	6,284	59	29	20,220
Total residential real estate	$ 141,619	$ 140,320	$ 564,771	$ 112,959	$ 38,054	$ 164,137	$ 2,526	$ 16,224	$ 1,180,610
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 38	$ —	$ —	$ 38
Public Finance:									
Pass	$ 29,860	$ 19,986	$ —	$ 42,558	$ 130,447	$ 322,066	$ —	$ 2,641	$ 547,558
Substandard - Nonaccrual	—	—	—	—	—	7,226	—	—	7,226
Total public finance	$ 29,860	$ 19,986	$ —	$ 42,558	$ 130,447	$ 329,292	$ —	$ 2,641	$ 554,784
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer:									
Pass	$ 3,949	$ 1,610	$ 1,333	$ 3,793	$ 7,464	$ 4,695	$ 60	$ 17,665	$ 40,569
Pass/Watch	—	6	37	104	182	331	1	46	707
Special Mention	—	—	—	1	—	—	—	—	1
Substandard - Accruing	—	—	—	—	—	—	4	—	4
Substandard - Nonaccrual	—	—	—	58	4	2	—	—	64
Total consumer	$ 3,949	$ 1,616	$ 1,370	$ 3,956	$ 7,650	$ 5,028	$ 65	$ 17,711	$ 41,345
Gross charge-offs	$ 3	$ 10	$ 6	$ 3	$ 147	$ 46	$ 15	$ 208	$ 438
Other:									
Pass	$ 26,745	$ 18,892	$ 7,664	$ 10,621	$ 148	$ 8,339	$ 129	$ 110,891	$ 183,429
Pass/Watch	—	—	—	3,360	—	—	—	—	3,360
Substandard - Nonaccrual	—	—	—	—	—	2,391	—	—	2,391
Total other	$ 26,745	$ 18,892	$ 7,664	$ 13,981	$ 148	$ 10,730	$ 129	$ 110,891	$ 189,180
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total loans:									
Pass	$ 855,911	$ 633,309	$ 1,214,721	$ 641,036	$ 477,210	$ 915,095	$ 117,352	$ 1,024,514	$ 5,879,148
Pass/Watch	1,469	32,475	40,226	55,670	24,762	18,629	385	38,420	212,036
Special Mention	277	13,796	66,663	10,100	2,215	8,101	1,901	3,772	106,825
Substandard - Accruing	928	9,647	27,690	22,543	5,920	18,990	7,836	17,277	110,831
Substandard - Nonaccrual	210	2,235	25,030	6,052	5,143	24,823	1,643	1,736	66,872
Doubtful	—	—	—	—	415	—	230	—	645
Total loans	$ 858,795	$ 691,462	$ 1,374,330	$ 735,401	$ 515,665	$ 985,638	$ 129,347	$ 1,085,719	$ 6,376,357
Gross charge-offs	$ 3	$ 10	$ 6	$ 19,723	$ 686	$ 291	$ 645	$ 330	$ 21,694

The following table presents the amortized cost by segment of loans by risk category and origination date as of December 31, 2023 and gross charge-offs by origination date for the year ended December 31, 2023:

	2023	2022	2021	2020	2019	Prior	Revolving Loans Converted to Term	Revolving	Total
Commercial and industrial:									
Pass	$ 384,720	$ 432,903	$ 342,394	$ 143,636	$ 41,667	$ 39,972	$ 39,098	$ 786,059	$ 2,210,449
Pass/Watch	4,052	2,543	18,832	4,595	1,603	2,441	1,273	93,951	129,290
Special Mention	3,759	47,071	2,253	2,281	659	731	3,334	6,729	66,817
Substandard - Accruing	2,992	362	33,625	4,316	1,338	3,542	3,044	3,909	53,128
Substandard - Nonaccrual	—	—	690	4,122	1,110	364	96	248	6,630
Doubtful	—	—	—	490	547	33	304	—	1,374
Total commercial and industrial	$ 395,523	$ 482,879	$ 397,794	$ 159,440	$ 46,924	$ 47,083	$ 47,149	$ 890,896	$ 2,467,688
Gross charge-offs	$ —	$ —	$ 2,786	$ 3,096	$ —	$ 368	$ 2,992	$ —	$ 9,242
Commercial real estate:									
Non-owner occupied:									
Pass	$ 55,581	$ 117,162	$ 136,361	$ 116,402	$ 60,535	$ 176,308	$ 19,256	$ 71,322	$ 752,927
Pass/Watch	—	—	—	3,791	6,342	24,620	1,277	—	36,030
Special Mention	2,717	—	—	—	—	—	1,582	—	4,299
Substandard - Accruing	—	3,561	—	1,880	—	9,694	—	—	15,135
Substandard - Nonaccrual	—	—	—	—	—	3,844	—	—	3,844
Total non-owner occupied	$ 58,298	$ 120,723	$ 136,361	$ 122,073	$ 66,877	$ 214,466	$ 22,115	$ 71,322	$ 812,235
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Owner occupied:									
Pass	$ 87,167	$ 83,308	$ 105,935	$ 102,885	$ 64,134	$ 123,199	$ 2,961	$ 6,103	$ 575,692
Pass/Watch	600	902	—	15,541	2,896	2,520	—	1,615	24,074
Special Mention	—	493	5,745	306	1,092	2,834	—	—	10,470
Substandard - Accruing	2,295	460	1,204	3,027	2,259	15,850	—	—	25,095
Substandard - Nonaccrual	—	—	—	—	—	34	—	—	34
Total owner occupied	$ 90,062	$ 85,163	$ 112,884	$ 121,759	$ 70,381	$ 144,437	$ 2,961	$ 7,718	$ 635,365
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 83	$ —	$ —	$ 83
Construction & land:									
Pass	$ 44,496	$ 171,411	$ 32,176	$ 28,221	$ 13,459	$ 8,718	$ 21,600	$ 1,913	$ 321,994
Pass/Watch	—	—	13,036	6,541	—	15	—	—	19,592
Special Mention	—	—	1,381	2,278	—	—	—	—	3,659
Substandard - Nonaccrual	—	—	—	185	—	—	—	—	185
Total construction & land	$ 44,496	$ 171,411	$ 46,593	$ 37,225	$ 13,459	$ 8,733	$ 21,600	$ 1,913	$ 345,430
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily:									
Pass	$ 1,359	$ 36,852	$ 36,537	$ 12,838	$ 2,716	$ 5,885	$ —	$ 5,574	$ 101,761
Special Mention	—	—	—	—	1,305	—	—	—	1,305
Total multifamily	$ 1,359	$ 36,852	$ 36,537	$ 12,838	$ 4,021	$ 5,885	$ —	$ 5,574	$ 103,066
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

	2023	2022	2021	2020	2019	Prior	Revolving Loans Converted to Term	Revolving	Total
Total commercial real estate:									
Pass	$ 188,603	$ 408,733	$ 311,009	$ 260,346	$ 140,844	$ 314,110	$ 43,817	$ 84,912	**$ 1,752,374**
Pass/Watch	600	902	13,036	25,873	9,238	27,155	1,277	1,615	**79,696**
Special Mention	2,717	493	7,126	2,584	2,397	2,834	1,582	—	**19,733**
Substandard - Accruing	2,295	4,021	1,204	4,907	2,259	25,544	—	—	**40,230**
Substandard - Nonaccrual	—	—	—	185	—	3,878	—	—	**4,063**
Total commercial real estate:	$ 194,215	$ 414,149	$ 332,375	$ 293,895	$ 154,738	$ 373,521	$ 46,676	$ 86,527	**$ 1,896,096**
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 83	$ —	$ —	**$ 83**
Residential real estate:									
Pass	$ 153,327	$ 573,624	$ 116,695	$ 38,309	$ 38,121	$ 141,216	$ 1,857	$ 13,540	**$ 1,076,689**
Pass/Watch	155	1,181	28	—	269	4,667	176	—	**6,476**
Special Mention	—	—	—	—	254	1,465	—	—	**1,719**
Substandard - Accruing	—	3,199	—	—	—	114	—	—	**3,313**
Substandard - Nonaccrual	—	6,704	3,169	2,214	4,009	6,267	16	34	**22,413**
Total residential real estate	$ 153,482	$ 584,708	$ 119,892	$ 40,523	$ 42,653	$ 153,729	$ 2,049	$ 13,574	**$ 1,110,610**
Gross charge-offs	$ —	$ —	$ —	$ 13	$ —	$ —	$ —	$ —	**$ 13**
Public Finance:									
Pass	$ 37,074	$ —	$ 43,512	$ 174,907	$ 201,575	$ 135,326	$ —	$ 3,051	**$ 595,445**
Substandard - Accruing	—	—	—	—	7,468	—	—	—	**7,468**
Total public finance	$ 37,074	$ —	$ 43,512	$ 174,907	$ 209,043	$ 135,326	$ —	$ 3,051	**$ 602,913**
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Consumer:									
Pass	$ 3,232	$ 2,183	$ 5,347	$ 9,414	$ 3,482	$ 2,555	$ 2	$ 9,491	**$ 35,706**
Pass/Watch	—	53	108	99	145	153	1	46	**605**
Special Mention	—	—	13	7	—	—	—	—	**20**
Substandard - Accruing	—	—	—	—	—	—	30	—	**30**
Substandard - Nonaccrual	—	4	6	—	—	—	—	—	**10**
Total consumer	$ 3,232	$ 2,240	$ 5,474	$ 9,520	$ 3,627	$ 2,708	$ 33	$ 9,537	**$ 36,371**
Gross charge-offs	$ —	$ —	$ 11	$ 8	$ 111	$ 32	$ 3	$ 169	**$ 334**
Other:									
Pass	$ 5,890	$ 7,802	$ 13,198	$ 806	$ 282	$ 10,227	$ 4,859	$ 100,183	**$ 143,247**
Pass/Watch	—	—	7,334	—	—	—	—	—	**7,334**
Substandard - Nonaccrual	—	—	—	—	2,391	—	446	—	**2,837**
Total other	$ 5,890	$ 7,802	$ 20,532	$ 806	$ 2,673	$ 10,227	$ 5,305	$ 100,183	**$ 153,418**
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Total loans:									
Pass	$ 772,846	$ 1,425,245	$ 832,155	$ 627,418	$ 425,971	$ 643,406	$ 89,633	$ 997,236	**$ 5,813,910**
Pass/Watch	4,807	4,679	39,338	30,567	11,255	34,416	2,727	95,612	**223,401**
Special Mention	6,476	47,564	9,392	4,872	3,310	5,030	4,916	6,729	**88,289**
Substandard - Accruing	5,287	7,582	34,829	9,223	11,065	29,200	3,074	3,909	**104,169**
Substandard - Nonaccrual	—	6,708	3,865	6,521	7,510	10,509	558	282	**35,953**
Doubtful	—	—	—	490	547	33	304	—	**1,374**
Total loans	$ 789,416	$ 1,491,778	$ 919,579	$ 679,091	$ 459,658	$ 722,594	$ 101,212	$ 1,103,768	**$ 6,267,096**
Gross charge-offs	$ —	$ —	$ 2,797	$ 3,117	$ 111	$ 483	$ 2,995	$ 169	**$ 9,672**

The following table presents information about collateral dependent loans that were individually evaluated for purposes of determining the ACL as of December 31,:

	Collateral Dependent Loans With Allowance		Collateral Dependent Loans With No Related Allowance	Total Collateral Dependent Loans	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
2024					
Commercial & industrial	$ 20,890	$ 8,460	$ 7,424	$ 28,314	$ 8,460
Commercial real estate:					
Non-owner occupied	—	—	4,350	4,350	—
Owner occupied	—	—	3,278	3,278	—
Multifamily	—	—	1,674	1,674	—
Total commercial real estate	—	—	9,302	9,302	—
Residential real estate	1,409	154	18,811	20,220	154
Public Finance	7,226	1,460	—	7,226	1,460
Consumer	64	64	—	64	64
Other	2,391	159	—	2,391	159
Total loans	$ 31,980	$ 10,297	$ 35,537	$ 67,517	$ 10,297
2023					
Commercial & industrial	$ 5,084	$ 2,328	$ 2,920	$ 8,004	$ 2,328
Commercial real estate:					
Non-owner occupied	—	—	3,844	3,844	—
Owner occupied	—	—	34	34	—
Construction and land	—	—	185	185	—
Total commercial real estate	—	—	4,063	4,063	—
Residential real estate	1,551	103	20,862	22,413	103
Consumer	10	10	—	10	10
Other	2,391	102	446	2,837	102
Total loans	$ 9,036	$ 2,543	$ 28,291	$ 37,327	$ 2,543

The allowance related to collateral dependent loans reported in the tables above includes qualitative adjustments applied to the loan portfolio that consider possible changes in circumstances that could ultimately impact credit losses and might not be reflected in historical data or forecasted data incorporated in the quantitative models.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty:

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon origination. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a PD/ LGD model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made at the time of a modification. The loan modifications in the table below did not significantly impact our determination of the allowance for credit losses on loans during 2024.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness that is deemed to be uncollectible; therefore, that portion of the loan is written-off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses. Additionally, the Company may allow a loan to go interest only for a specified period of time.

The following tables present loan modifications for borrowers experiencing financial difficulty for the years ended December 31, 2024 and 2023, segregated by modification type, regardless of whether such modifications resulted in a new loan.

For the years ended December 31,:

	Principal Forgiveness	Payment Delay / Deferral	Term Extension	Interest Rate Reduction	Combination Principal Forgiveness and Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	Combination Payment Delay / Deferral, Interest Rate Reduction, and Interest Only Period	% of Total Class of Loans
2024								
Commercial and industrial	$ 952	$ 15,661	$ 365	$ —	$ 525	$ —	$ 190	0.7 %
Commercial real estate:								
Non-owner occupied	—	—	—	—	—	1,936	—	0.3 %
Owner occupied	—	3,748	—	2,737	—	—	—	0.9 %
Total commercial real estate	—	3,748	—	2,737	—	1,936	—	0.4 %
Residential real estate	—	—	519	—	287	—	—	0.1 %
Total loans	$ 952	$ 19,409	$ 884	$ 2,737	$ 812	$ 1,936	$ 190	0.4 %
2023								
Commercial and industrial	$ —	$ 270	$ —	$ —	$ —	$ —	$ —	— %
Commercial real estate:								
Owner occupied	—	—	—	1,124	—	—	—	0.2 %
Residential real estate	—	—	215	—	—	—	—	— %
Total loans	$ —	$ 270	$ 215	$ 1,124	$ —	$ —	$ —	— %

Modifications made to the loans presented in the tables above to borrowers experiencing financial difficulty for the years ended December 31, 2024 and 2023 were short-term in nature.

There were no commitments to lend additional funds to these borrowers at December 31, 2024.

The financial effects of our loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2024 and 2023 were not significant.

We closely monitor the performance of loan modifications made to borrowers experiencing financial difficulty to understand the effectiveness of the modification efforts. The following table depicts the performance of loan modifications made to borrowers experiencing financial difficulty that have been modified in the last 12 months:

	Loans Not Past Due		Loans 30-59 Days Past Due		Loans 60-89 Days Past Due		Loans Greater than 90 Days Past Due, Still Accruing		Nonaccrual		Total	
December 31, 2024												
Commercial and industrial	$	1,630	$	—	$	—	$	—	$	16,063	$	17,693
Commercial real estate:												
Non-owner occupied		1,936		—		—		—		—		1,936
Owner occupied		5,819		—		—		—		666		6,485
Construction and land		—		—		—		—		—		—
Multifamily		—		—		—		—		—		—
Total commercial real estate		7,755		—		—		—		666		8,421
Residential real estate		119		—		—		—		687		806
Public Finance		—		—		—		—		—		—
Consumer		—		—		—		—		—		—
Other		—		—		—		—		—		—
Total loans	$	9,504	$	—	$	—	$	—	$	17,416	$	26,920

NOTE 4 - Mortgage Servicing Rights

The unpaid principal loan balance of our servicing portfolio is presented in the following table as of December 31,:

	2024	2023
Federal National Mortgage Association	$ 2,578,587	$ 2,478,732
Federal Home Loan Mortgage Corporation	1,876,095	1,736,329
Government National Mortgage Association	1,259,513	1,094,438
Federal Home Loan Bank	98,582	105,702
Other	1,169	1,258
Total	$ 5,813,946	$ 5,416,459

The activity of MSRs carried at fair value is as follows for the years ended December 31,:

	2024	2023	2022
Balance, beginning of period	$ 76,701	$ 74,097	$ 47,392
Additions:			
Servicing resulting from transfers of financial assets	12,271	9,253	14,287
Changes in fair value:			
Due to changes in valuation inputs or assumptions used in the valuation model	3,707	30	20,350
Changes in fair value due to pay-offs, pay-downs, and runoff	(8,421)	(6,679)	(7,932)
Balance, end of period	$ 84,258	$ 76,701	$ 74,097

The following represents the weighted-average key assumptions used to estimate the fair value of MSRs as of December 31,:

	2024	2023	2022
Discount rate	10.09 %	10.06 %	9.85 %
Total prepayment speeds	7.90 %	7.79 %	7.40 %
Cost of servicing each loan	$92/per loan	$90/per loan	$88/per loan

Total servicing and ancillary fees earned from the mortgage servicing portfolio is presented in the following table for the years ended December 31,:

	2024	2023	2022
Servicing fees	$ 16,074	$ 14,913	$ 14,675
Late and ancillary fees	899	761	413
Total	$ 16,973	$ 15,674	$ 15,088

NOTE 5 - Premises and Equipment

A summary of premises and equipment is as follows:

	Estimated Useful Lives		2024		2023
Land	N/A	$	18,903	$	18,903
Buildings and improvements	5 - 39 years		81,958		80,948
Equipment	3 - 10 years		27,220		27,080
Automobiles	5 years		212		223
Software	1 - 7 years		10,678		9,092
Construction in progress	N/A		1,747		1,207
Premises and equipment			140,718		137,453
Less: Accumulated depreciation and amortization			(58,235)		(52,611)
Premises and equipment, net		$	82,483	$	84,842

We had depreciation and amortization expense as follows for the years ended December 31,:

		2024		2023		2022
Depreciation expense	$	6,057	$	6,553	$	7,118
Software amortization expense	$	1,318	$	867	$	835
Total depreciation and amortization expense	$	7,375	$	7,420	$	7,953

NOTE 6 - Core Deposits and Other Intangible Assets

Activity in our core deposits and other intangible assets was as follows as of and for the years ended December 31,:

| | Indefinite-Lived Assets | Finite Lived Assets | | | |
	Tradenames	Core Deposits Intangibles	Customer Relationships	Non-compete Agreements	Total
2024					
Balance, beginning of year	$ 1,800	$ 8,621	$ 563	$ —	$ 10,984
Impairment	(780)	—	—	—	(780)
Amortization	—	(2,595)	(175)	—	(2,770)
Balance, end of year	$ 1,020	$ 6,026	$ 388	$ —	$ 7,434
2023					
Balance, beginning of year	$ 1,800	$ 13,159	$ 748	$ 99	$ 15,806
Additions	—	—	—	—	—
Amortization	—	(4,538)	(185)	(99)	(4,822)
Balance, end of year	$ 1,800	$ 8,621	$ 563	$ —	$ 10,984
2022					
Balance, beginning of year	$ 1,800	$ 4,999	$ 1,451	$ —	$ 8,250
Additions	—	11,327	—	444	11,771
Amortization	—	(3,167)	(703)	(345)	(4,215)
Balance, end of year	$ 1,800	$ 13,159	$ 748	$ 99	$ 15,806

During the year ended December 31, 2024 we impaired the tradename for Guardian Mortgage as we are in the process of rebranding our mortgage lending division as Sunflower Bank Mortgage Lending. During the years ended December 31, 2024, 2023 and 2022, there was no indication of impairment of our core deposits and other intangible assets.

Future amortization expense of our core deposits and other intangible assets is as follows:

2025	$	2,312
2026		2,006
2027		1,142
2028		895
2029		20
Thereafter		39
Total future amortization	$	6,414

NOTE 7 - Derivative Financial Instruments

Banking Derivative Financial Instruments:
We are exposed to changes in the fair value of certain of our fixed-rate assets due to changes in benchmark interest rates. We use interest rate swaps to manage our exposure to changes in fair value on these instruments attributable to changes a designated benchmark interest rate, such as SOFR. Interest rate swaps designated as fair value hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. The carrying amount of hedged loans receivable and available-for-sale securities as of December 31, 2024 and 2023 was $170,166 and $184,829, respectively. The cumulative amount of fair value hedge accounting adjustments included in the carrying amount of the hedged loans receivable as of December 31, 2024 and 2023 was $(9,169) and $(9,567), respectively. The cumulative amount of fair value hedge accounting adjustments included in the carrying amount of the hedged available-for-sale securities as of December 31, 2024 and 2023 was $(4,285) and $(3,168), respectively. The hedges were determined to be effective during all periods presented and we expect the hedges to remain effective during their remaining terms.

Derivatives not designated as hedges are not speculative and result from a service we provide to certain customers. We execute interest rate swaps with banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that we execute with a third-party, such that we minimize our net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings. These instruments are a component of prepaid expenses and other assets and accrued expenses and other liabilities.

The components of our banking derivative financial instruments consisted of the following as of December 31,:

	Number of Transactions	Expiration Dates	Outstanding Notional		Estimated Fair Value	
2024						
Derivative financial instruments designated as hedging instruments:						
Assets:						
Interest Rate Products	36	2029 - 2034	$	175,967	$	13,452
Derivative financial instruments not designated as hedging instruments:						
Assets:						
Interest Rate Products	57	2025 - 2037	$	502,080	$	22,062
Other	1	2025	$	7,759	$	—
Liabilities:						
Interest Rate Products	57	2025 - 2037	$	502,080	$	21,830
Other	5	2027 - 2028	$	38,756	$	31
2023						
Derivative financial instruments designated as hedging instruments:						
Assets:						
Interest Rate Products	32	2028 - 2036	$	195,935	$	12,737
Derivative financial instruments not designated as hedging instruments:						
Assets:						
Interest Rate Products	49	2024 - 2037	$	396,111	$	19,931
Other	1	2025	$	14,638	$	7
Liabilities:						
Interest Rate Products	49	2024 - 2037	$	396,111	$	19,869
Other	2	2028	$	6,168	$	30

We recorded gains and losses on banking derivatives assets as follows for the years ended December 31,:

	2024	2023	2022
Recorded gain on banking derivative assets	$ 10,118	$ 4,482	$ 28,783
Recorded loss on banking derivative liabilities	$ (9,962)	$ (4,820)	$ (27,973)

For the years ended December 31, 2024, 2023 and 2022 our banking derivative financial instruments not designated as hedging instruments generated fee income of $704, $1,451 and $2,152, respectively.

Credit-risk-related Contingent Features:

We have agreements with each of our derivative counterparties that contain a provision where if we either default or are capable of being declared in default on any of our indebtedness, then we could also be declared in default on our derivative obligations.

We also have agreements with our derivative counterparties that contain a provision where if we fail to maintain our status as a well-capitalized institution, then our derivative counterparties have the right, but not the obligation to terminate existing swaps. As of December 31, 2024 and 2023, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $22,391 and $20,508, respectively. As of December 31, 2024 and 2023, we have minimum collateral posting thresholds with our derivative counterparties and have posted collateral of $5,890 and $9,040, respectively. If we had breached any of these provisions at December 31, 2024, we could have been required to settle our obligations under the agreements at their termination value of $22,391.

Mortgage Banking Derivative Financial Instruments:

The components of our mortgage banking derivative financial instruments consisted of the following as of December 31,:

	Expiration Dates	Outstanding Notional	Estimated Fair Value
2024			
Derivative financial instruments			
Assets:			
Forward MBS trades	2025	$ 86,000	$ 464
Interest rate lock commitments (IRLC)	2025	$ 44,701	$ 110
Liabilities:			
Futures	2025	$ 44,900	$ 1,002
2023			
Derivative financial instruments			
Assets:			
Futures	2024	$ 28,700	$ 2,153
Forward MBS trades	2024	$ 41,404	$ 252
Liabilities:			
Forward MBS trades	2024	$ 77,000	$ 606

We recorded gains and losses on mortgage banking derivatives assets as follows for the years ended December 31,:

	2024	2023	2022
Recorded gain (loss) on mortgage banking derivative assets	$ 928	$ (857)	$ 233
Recorded loss on mortgage banking derivative liabilities	$ (4,370)	$ (642)	$ (15,863)

NOTE 8 - Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets consisted of the following as of December 31,:

	2024	2023
Loans subject to unilateral repurchase rights - Ginnie Mae	$ 36,600	$ 23,430
Derivative financial instruments	36,088	35,080
Right-of-use asset on leased property	22,476	24,227
CRA investments	25,219	4,370
Prepaid expenses	10,377	7,617
Fiserv ATM compensating balance	10,107	11,308
Federal and state tax receivables, net	2,061	3,640
Artwork	944	944
SBA servicing rights	107	163
Other	27,087	23,542
Total prepaid expenses and other assets	$ 171,066	$ 134,321

For additional information regarding our right-of-use asset on leased property, see Note 23 - Lease Commitments.

NOTE 9 - Deposits

The composition of our deposits is as follows as of December 31,:

	2024	2023
Noninterest-bearing demand deposit accounts	$ 1,541,158	$ 1,530,506
Interest-bearing deposit accounts:		
Interest-bearing demand accounts	685,865	534,540
Savings accounts and money market accounts	2,834,123	2,446,632
NOW accounts	45,539	56,819
Certificate of deposit accounts:		
Less than $100	781,109	714,171
$100 through $250	388,571	569,696
Greater than $250	395,895	521,739
Total interest-bearing deposit accounts	5,131,102	4,843,597
Total deposits	$ 6,672,260	$ 6,374,103

The following table summarizes the interest expense incurred on our deposits for the years ended December 31,:

	2024	2023	2022
Interest-bearing deposit accounts:			
Interest-bearing demand accounts	$ 22,468	$ 11,235	$ 1,637
Savings accounts and money market accounts	48,477	30,977	7,569
NOW accounts	545	339	138
Certificate of deposit accounts	79,161	58,804	3,810
Total interest-bearing deposit accounts	$ 150,651	$ 101,355	$ 13,154

The remaining maturity on certificate of deposit accounts is as follows as of December 31, 2024:

2025	$ 1,502,107
2026	49,675
2027	6,167
2028	2,447
2029	2,931
Thereafter	2,248
Total certificate of deposit accounts	$ 1,565,575

NOTE 10 - Securities Sold Under Agreements to Repurchase

Information concerning securities sold under agreements to repurchase is as follows as of and for years ended December 31,:

	2024	2023
Amount outstanding at period-end	$ 14,699	$ 24,693
Average daily balance during the period	$ 15,557	$ 28,316
Average interest rate during the period	1.21 %	0.84 %
Maximum month-end balance during the period	$ 24,240	$ 40,432
Weighted average interest rate at period-end	1.05 %	0.91 %

At December 31, 2024 and 2023, such agreements were secured by investment and mortgage-related securities with an approximate carrying amount of $20,818 and $30,810, respectively. Pledged securities are maintained by safekeeping agents at the direction of the Bank. Our agreements to repurchase generally mature daily, and are considered to be in an overnight and continuous position.

NOTE 11 - Debt

FHLB advances:
The following is a breakdown of our FHLB advances and other borrowings outstanding as of December 31,:

	2024		2023	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Variable rate line-of-credit advance	$ —	N/A	$ 389,468	5.55%
Fixed rate term advance	$ 135,000	4.60%	$ —	N/A
	$ 135,000		$ 389,468	

Our FHLB advances are typically considered short-term borrowings with maturities less than one year and are used to manage liquidity as needed. Maturing advances are replaced by drawing on available cash, making additional borrowings or through increased customer deposits. The advances were collateralized by $2,733,150 and $1,674,096 of loans pledged to the FHLB as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the Bank had total borrowing capacity with the FHLB that is based on qualified collateral lending values of $1,669,888 and $1,192,022, respectively. Our additional borrowing availability with the FHLB at December 31, 2024 was $1,385,345. These borrowings can be in the form of additional term advances or a line-of-credit.

FRB advances:
We also had a $1,973,407 line-of-credit with the FRB. The agreement bears interest at the Fed Funds target rate and is secured by municipal, agency, mortgage-related and corporate securities. The entire line was available at December 31, 2024.

Other borrowings:

We have lines-of-credit with certain other financial institutions totaling $160,000 as of December 31, 2024. No amounts were drawn on these lines-of-credit in 2024.

Convertible Notes Payable:

On August 31, 2023, the convertible notes of $5,456 matured and were repaid in full. The conversion feature was not exercised at maturity. Accretion expense for the years ended December 31, 2023 and 2022 was $101 and $1,131, respectively.

Subordinated Debt:

Subordinated Notes - 2020:

In June and August 2020, we issued a total of $40,000 subordinated notes. The notes pay interest at a fixed rate of 6.00% through June 30, 2025 and subsequently, until maturity, pay interest at a floating rate of three month term SOFR plus 5.89% reset quarterly. Interest is payable on July 1 and January 1 of each year. Such notes are due on July 1, 2030. The notes are not redeemable within the first five years of issuance, except under certain very limited conditions. After five years, we may redeem the notes at our discretion.

We incurred and capitalized $933 of costs related to the issuance of the subordinated notes. As of and for the years ended December 31, 2024, 2023 and 2022, the amortization associated with the debt issuance costs totaled $94, $93 and $94, respectively. Future amortization of the debt issuance costs is expected as follows:

2025	$	93
2026		93
2027		93
2028		93
2029		93
Thereafter		49
Total future amortization	$	514

Subordinated Note - 2022:

On January 13, 2022, we issued a subordinated note totaling $25,000. The note pays interest at a fixed rate of 3.375% through January 15, 2027 and subsequently, until maturity, pay interest at a floating rate of three month term SOFR plus 2.03% reset quarterly. Interest is payable on July 15 and January 15 of each year. Such note is due on January 15, 2032. The note is not redeemable within the first five years of issuance, except under certain very limited conditions. After five years, we may redeem the note at our discretion.

We incurred and capitalized $534 of costs related to the issuance of the subordinated note. As of and for the years ended December 31, 2024, 2023 2022, the amortization associated with the debt issuance costs totaled $53, $54 and $51, respectively. Future amortization of the debt issuance costs is expected as follows:

2025	$	53
2026		53
2027		53
2028		53
2029		53
Thereafter		111
Total future amortization	$	376

<u>Trust preferred securities</u>:

We have issued $9,279 in trust preferred securities through a special-purpose trust, New Mexico Banquest Capital Trust I ("NMBCT I"). In addition, we have issued $4,640 in trust preferred securities through a special purpose trust, New Mexico Banquest Capital Trust II ("NMBCT II", and together with NMBCT I, collectively referred to as "NMBCT Trusts"). Interest is payable quarterly at a rate of three-month LIBOR (which was amended to three-month term SOFR as of June 30, 2023) plus 3.35% (7.94% and 8.51% as of December 31, 2024 and 2023, respectively) for the trust preferred securities issued through NMBCT I and at a rate of three-month LIBOR (which was amended to three-month term SOFR as of June 30, 2023) plus 2.00% (6.78% and 7.39% as of December 31, 2024 and 2023, respectively) for the trust preferred securities issued through NMBCT II.

This subordinated debt of $13,919 was originally recorded at a discount of $4,293. As of and for the years ended December 31, 2024, 2023 and 2022, accretion associated with the fair value discount totaled $383, $286 and $254, respectively. Future accretion of the valuation discount is expected as follows:

2025	$	271
2026		241
2027		246
2028		241
2029		241
Thereafter		948
Total future accretion	$	2,188

The Parent Company fully and unconditionally guarantees the obligations of the NMBCT Trusts on a subordinated basis. The trust preferred securities issued through the NMBCT Trusts are mandatorily redeemable upon the maturity of the debentures on December 19, 2032 and November 23, 2034, respectively, and are optionally redeemable, in part or in whole, by the Parent Company at each quarterly interest payment date. The Parent Company owns all of the outstanding common securities of the NMBCT Trusts, which have an aggregate liquidation valuation amount of $419 and is recorded in prepaid expenses and other assets on the consolidated balance sheet. The NMBCT Trusts are considered variable interest entities. Since the Parent Company is not the primary beneficiary of the NMBCT Trusts, the financial statements of the NMBCT Trusts are not included in our consolidated financial statements.

NOTE 12 - Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities consisted of the following as of December 31,:

	2024	2023
Loans subject to unilateral repurchase rights - Ginnie Mae	$ 36,600	$ 23,430
Salary and employee benefits	35,391	30,549
Lease liability	24,376	26,431
Derivative financial instruments	22,863	20,505
LIHTC delayed equity contribution	10,366	—
FRB courtesy inclearings	5,541	6,139
Professional fees	1,904	1,607
Property taxes payable	1,259	1,260
MPF servicing principal and interest payable	963	522
Other	10,253	14,927
Total accrued expenses and other liabilities	$ 149,516	$ 125,370

For additional information regarding our lease liability, see Note 23 - Lease Commitments.

For certain loans that we have sold to Ginnie Mae, we as the issuer have the unilateral right to repurchase without Ginnie Mae's prior authorization any individual loan in a Ginnie Mae securitization pool if that loan meets certain criteria, including being delinquent greater than 90 days. Once we have the unilateral right to repurchase a delinquent loan, we have effectively regained control over the loan, and under U.S. GAAP, must re-recognize the loan on our consolidated balance sheet and establish a corresponding repurchase liability regardless of our intention to repurchase the loan.

NOTE 13 - Earnings Per Share

Basic earnings per share, excluding dilution, is computed by dividing earnings available to common stockholders' by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that could then share in our earnings.

The following table sets forth the computation of basic and diluted earnings per share of common stock as of and for the years ended December 31,:

	2024	2023	2022
Net income applicable to common stockholders	$ 75,628	$ 103,533	$ 59,182
Weighted Average Shares			
Weighted average common shares outstanding	27,433,865	24,938,359	23,245,598
Effect of dilutive securities			
Stock-based awards	633,408	448,837	592,873
Weighted average diluted common shares	28,067,273	25,387,196	23,838,471
Earnings per common share			
Basic earnings per common share	$ 2.76	$ 4.15	$ 2.55
Effect of dilutive securities			
Stock-based awards	(0.07)	(0.07)	(0.07)
Diluted earnings per common share	$ 2.69	$ 4.08	$ 2.48

There were no antidilutive securities for the years ended December 31, 2024 and 2023. Convertible notes payable for 85,500 shares of common stock and stock-based awards for 1,699 were not considered in computing diluted earnings per share for the year ended December 31, 2022 because they were antidilutive.

NOTE 14 - Stockholders' Equity

As of December 31, 2024 and 2023, the Company has 10,000,000 shares of preferred stock authorized, $0.0001 par value, of which none were issued or outstanding, respectively.

As of December 31, 2024 and 2023, the Company has 50,000,000 shares of common stock authorized, $0.0001 par value, of which 27,709,679 and 24,960,639 shares were issued and outstanding, respectively.

Dividends:

Dividends paid by the Company, if any, are substantially provided from Bank dividends. The Bank may declare dividends without prior regulatory approval that do not exceed the total of retained net income for the current year combined with its retained net income for the preceding two years, subject to maintenance of minimum capital requirements. During 2024 the Bank did not pay a dividend. During 2023 and 2022, the Bank paid dividends totaling $26,000 and $8,000, respectively, to the Parent Company. During 2024, 2023 and 2022, Logia paid dividends totaling $720, $595 and $700, respectively, to the Parent Company. The Parent Company did not declare or pay any dividend in 2024, 2023 or 2022.

Equity Incentive Plans:

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan (the "2017 Plan") provides for the grant of stock options, stock appreciation rights, restricted stock and other stock awards to its employees, directors and consultants for up to 1,977,292 shares of FirstSun common stock in the aggregate.

Option awards are generally granted with an exercise price of not less than the fair value of a share of the Company's common stock at the date of grant, they vest 25% on the first, second, third and fourth anniversaries following the date of grant and have 10 year contractual terms. The fair value of each stock option award is estimated on the date of grant utilizing the Black-Scholes option pricing model. Expected volatility was determined based on the median historical volatility of 25 to 30 comparable companies that were publicly traded for a period commensurate with the expected term of the options. The expected term of the options was estimated to be the average of the contractual vesting term and time to contractual expiration. The risk-free rate for the expected term of the stock options was based on the U.S. Treasury yield curve in effect at the date of grant.

The following table presents stock options outstanding as of and for the years ended December 31,:

	Shares	Weighted-Average Exercise Price, per Share	Weighted-Average Remaining Contractual Term (years)
2024			
Outstanding, beginning of year	1,245,000	$ 20.25	
Exercised	(362,430)	19.92	
Granted	—	—	
Forfeited	—	—	
Outstanding, end of year	882,570	$ 20.39	3.37
Options vested or expected to vest	882,570	$ 20.39	
Options exercisable, end of year	876,095	$ 20.30	3.34
2023			
Outstanding, beginning of year	1,307,915	$ 20.23	
Exercised	(62,915)	19.72	
Outstanding, end of year	1,245,000	$ 20.25	4.29
Options vested or expected to vest	1,245,000	$ 20.25	
Options exercisable, end of year	1,198,624	$ 20.13	4.21

At December 31, 2024, there was $27 of total unrecognized compensation cost related to non-vested stock options. The unrecognized compensation cost at December 31, 2024 is expected to be recognized over the following five months. At December 31, 2024 and 2023, the intrinsic value of the stock options was $17,439 and $16,392, respectively.

2021 Equity Incentive Plan

The FirstSun Capital Bancorp 2021 Equity Incentive Plan (the "2021 Plan") provides for the grant of stock options, stock appreciation rights, restricted stock and other stock awards to its employees, directors and consultants for up to 2,476,571 shares of FirstSun common stock in the aggregate. Additionally, we established the FirstSun Capital Bancorp Long-Term Incentive Plan ("LTIP"), which became effective April 1, 2022. The LTIP is intended to qualify as a "top-hat" plan under ERISA that is unfunded and provides benefits only to a select group of management or highly compensated employees of FirstSun or the Bank.

In March 2024, we issued 11,739 shares of restricted stock that will fully vest in March 2025. In May 2023, we issued 15,007 shares of restricted stock, 741 shares were forfeited during 2024 prior to vesting, the remaining 14,266 were fully vested in May 2024. In May 2022, we issued 11,344 shares of restricted stock that were fully vested in May 2023. At December 31, 2024, there was $105 of total unrecognized compensation cost related to the non-vested restricted stock.

In April 2024, we issued performance-based restricted stock under the LTIP that, subject to the achievement of performance conditions, will fully vest in March 2027. At December 31, 2024, we determined it is probable that 92,460 shares will be issued based upon the probability that the performance conditions will be achieved. At December 31, 2024, there was $2,462 of total unrecognized compensation cost related to the non-vested restricted stock granted on these probable shares.

In May 2023, we issued performance-based restricted stock under the LTIP that, subject to the achievement of performance conditions, will fully vest in April 2026. At December 31, 2024, we determined it is probable that 83,099 shares will be issued based upon the probability that the performance conditions will be achieved. At December 31, 2024, there was $969 of total unrecognized compensation cost related to the non-vested restricted stock granted on these probable shares.

In May 2022, we issued performance-based restricted stock under the LTIP that, subject to the achievement of performance conditions, will fully vest in April 2025. At December 31, 2024, we determined it is probable that 44,536 shares will be issued based upon the probability that the performance conditions will be achieved. At December 31, 2024, there was $132 of total unrecognized compensation cost related to the non-vested restricted stock granted on these probable shares.

For the years ended December 31, 2024, 2023 and 2022, we recorded total compensation cost from the 2017 and 2021 Plans of $2,375, $2,127 and $1,448, respectively.

Acquired Equity Incentive Plans

In conjunction with the Pioneer merger, we assumed certain options that had been granted under Pioneer's option plans. All assumed options were fully vested and exercisable. No further options will be granted under the Pioneer plans. The following table presents option activity:

	Shares		Weighted-Average Exercise Price, per Share	Weighted-Average Remaining Contractual Term (years)
2024				
Outstanding, beginning of year	121,901	$	23.25	
Exercised	(46,460)		22.83	
Forfeited	(522)		17.24	
Outstanding, vested, and exercisable, end of year	74,919	$	23.57	3.02
2023				
Outstanding, beginning of year	170,711	$	23.19	
Exercised	(40,719)		23.88	
Forfeited	(8,091)		18.76	
Outstanding, vested, and exercisable, end of year	121,901	$	23.25	3.87

At December 31, 2024 and 2023, the intrinsic value of the stock options was $1,243 and $1,239, respectively.

NOTE 15 - Income Taxes

The provision for income tax is summarized as follows for the years ended December 31,:

		2024		2023		2022
Current	$	16,137	$	24,938	$	5,637
Deferred		3,347		3,012		9,203
Total income tax expense	$	19,484	$	27,950	$	14,840

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory U.S. federal income tax rates to income before provision for income taxes is as follows for the years ended December 31,:

		2024		2023		2022
Income tax provision computed at U.S. federal statutory rate	$	19,974	$	27,611	$	15,545
State tax expense, net of U.S. federal effect		4,012		3,718		2,359
Tax exempt interest		(3,827)		(4,017)		(4,011)
Net increase in cash surrender value of BOLI		(588)		(405)		(353)
Federal tax credits		(380)		—		—
Non-deductible professional fees		—		—		216
Executive compensation		107		301		727
Other		186		742		357
Income tax provision	$	19,484	$	27,950	$	14,840
Effective tax provision rate		20.5%		21.3%		20.0%

Significant components of deferred tax assets and liabilities are as follows as of December 31,:

	2024	2023
Deferred tax assets:		
Federal and state net operating loss	$ 20,620	$ 22,852
Allowance for credit losses	20,794	18,950
Unrealized loss on securities	12,203	13,920
Deferred compensation	3,679	3,005
Fair value adjustments on loans	1,073	1,626
Share-based compensation	1,374	2,529
Accrued expenses	1,615	881
Deferred loan fees	877	826
Lease liability	448	519
Fair value adjustments on deposits	19	99
Other	4,131	5,437
Total deferred tax assets	66,833	70,644
Deferred tax liabilities:		
Mortgage servicing rights	19,623	18,079
Fair value adjustments on intangible assets	2,098	2,889
Prepaid expenses	1,661	1,193
Premises and equipment	978	1,281
Fair value adjustments on debt	516	606
FHLB stock	100	144
Partnership investment	485	—
Other	177	193
Total deferred tax liabilities	25,638	24,385
Total deferred tax assets, net	$ 41,195	$ 46,259

As of December 31, 2024, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $96,191 which begin to expire in 2030. As of December 31, 2024, we had net operating loss carryforwards for state tax purposes of approximately $7,121 which begin to expire in 2033. Utilization of a portion of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. We believe that all of the net operating loss carryforwards will be used prior to expiration.

We evaluate uncertain tax positions at the end of each reporting period. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2024 and 2023, we concluded there were no material uncertain tax positions.

NOTE 16 - Other Noninterest Expenses

Significant components of other noninterest expenses are as follows for the years ended December 31,:

	2024	2023	2022
Data processing expenses	$ 19,437	$ 14,933	$ 14,722
Office expenses	4,632	4,698	5,203
Loan appraisal, servicing, and collection expenses	4,999	4,179	4,914
Professional fees	6,330	7,663	6,918
Advertising and marketing expenses	3,259	2,810	2,592
Insurance expenses	5,965	6,422	5,050
Travel and entertainment	4,351	3,873	3,750
Automated teller machine (ATM) and interchange expenses	1,587	1,495	1,494
Deposit expenses and other operational losses	2,672	1,894	2,057
Other	2,814	3,347	3,757
Total other noninterest expenses	$ 56,046	$ 51,314	$ 50,457

NOTE 17 - Regulatory Capital Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Under the Basel III rules, the Parent Company and the Bank must hold a 2.50% capital conservation buffer above the adequately capitalized risk-based capital ratios.

The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. As of December 31, 2024, both the Parent Company and the Bank met all capital adequacy requirements to which they were subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual and required capital amounts for the Parent Company are as follows as of December 31,:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2024						
Total risk-based capital to risk-weighted assets:	$ 1,128,334	15.42 %	$ 585,567	8.00 %	N/A	N/A
Tier 1 risk-based capital to risk-weighted assets:	$ 964,517	13.18 %	$ 439,175	6.00 %	N/A	N/A
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 964,517	13.18 %	$ 329,381	4.50 %	N/A	N/A
Tier 1 leverage capital to average assets:	$ 964,517	12.11 %	$ 318,646	4.00 %	N/A	N/A
2023						
Total risk-based capital to risk-weighted assets:	$ 953,331	13.25 %	$ 575,434	8.00 %	N/A	N/A
Tier 1 risk-based capital to risk-weighted assets:	$ 798,167	11.10 %	$ 431,575	6.00 %	N/A	N/A
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 798,167	11.10 %	$ 323,682	4.50 %	N/A	N/A
Tier 1 leverage capital to average assets:	$ 798,167	10.52 %	$ 303,410	4.00 %	N/A	N/A

Actual and required capital amounts for the Bank are as follows as of December 31,:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2024						
Total risk-based capital to risk-weighted assets:	$ 1,018,866	13.94 %	$ 584,594	8.00 %	$ 730,742	10.00 %
Tier 1 risk-based capital to risk-weighted assets:	$ 930,890	12.74 %	$ 438,445	6.00 %	$ 584,594	8.00 %
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 930,890	12.74 %	$ 328,834	4.50 %	$ 474,982	6.50 %
Tier 1 leverage capital to average assets:	$ 930,890	11.69 %	$ 318,647	4.00 %	$ 398,308	5.00 %
2023						
Total risk-based capital to risk-weighted assets:	$ 918,050	12.79 %	$ 574,280	8.00 %	$ 717,850	10.00 %
Tier 1 risk-based capital to risk-weighted assets:	$ 838,199	11.68 %	$ 430,710	6.00 %	$ 574,280	8.00 %
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 838,199	11.68 %	$ 323,033	4.50 %	$ 466,603	6.50 %
Tier 1 leverage capital to average assets:	$ 838,199	11.05 %	$ 303,321	4.00 %	$ 379,151	5.00 %

NOTE 18 - Transactions with Related Parties

We have and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers and their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties).

Loans:
As of December 31, 2024 and 2023, outstanding loans with related parties totaled $2,591 and $2,601, respectively. As of December 31, 2024, there were unused lines of credit with directors or officers totaling $857.

Deposits:
As of December 31, 2024 and 2023, deposits with related parties totaled $5,410 and $51,759, respectively.

Director Fees:
Fees paid to non-employee directors of the Company and the Bank for the years ended December 31, 2024, 2023 and 2022 totaled $531, $535 and $488, respectively. We also grant our non-employee directors annual equity awards in the form of restricted stock units. These awards vest on the first anniversary of the grant date. Fair value of the equity awards as of grant date for the years ended December 31, 2024, 2023 and 2022 totaled $420, $405 and $405, respectively.

Principal Officers:
On November 8, 2023, FirstSun acquired all membership interests of FEIF Capital Partners, LLC, a Delaware limited liability company ("FEIF") from our Chief Executive Officer and President for $150 and assumed liabilities of $11. FEIF currently has no operations. FEIF owns FEIF GP, LLC, a limited liability company with no assets. These entities will provide investment management services and are related to a future business activity of the Company.

NOTE 19 - Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A description of the valuation methodologies used for the assets measured at fair value on a recurring basis, as well as the general classification of such assets pursuant to the fair value hierarchy, is set forth below.

Available-for-sale securities - Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid exchange traded equities and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities include U.S. treasury and agency securities, mortgage-related agency securities, mortgage-related private label securities, obligations of states and political subdivisions and asset backed and other securities.

Loans held-for-sale - Mortgage loans originated and intended for sale in the secondary market are classified as mortgage loans held-for-sale and recorded at fair value. The changes in fair value of mortgage loans held-for-sale are measured and recorded as a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income. Since estimated fair value is based on sale, exchange, or dealer market prices, these assets are classified within Level 2 of the valuation hierarchy.

Mortgage servicing rights - We estimate the fair value of our MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds, discount rates, and cost to service. These assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency, and coupon dispersion. These assumptions require the use of judgment by management and can have a significant impact on the fair value of the MSRs. We use a third-party consulting firm to assist us with the valuation of MSRs. Because of the nature of the valuation inputs, we classify these valuations as Level 3 in the fair value disclosures. For further details on our level 3 inputs related to MSRs, see Note 4 - Mortgage Servicing Rights.

Derivative financial instruments:

Banking Activities - Interest rate swaps are valued based on quoted prices for similar assets in an active market with inputs that are observable. These instruments are a component of prepaid expenses and other assets and accrued expenses and other liabilities. The initial and subsequent changes in fair value of the interest rate swaps and the economic hedge derivatives are a component of other noninterest income.

Mortgage Banking Activities - The estimated fair value of forward mortgage sales of mortgage-backed securities and forward sale commitments are based on exchange prices or the dealer market price and are recorded as a component of prepaid expenses and other assets, mortgage loans held-for-sale, and/or accrued expenses and other liabilities on the consolidated balance sheet. The initial and subsequent changes in value on forward sales of mortgage-based securities and forward sale commitments are a component of gain on mortgage loans held-for-sale. The estimated fair value of IRLCs is based on the fair value of the related mortgage loans which is based on observable market data for similar loan product type. We adjust the outstanding IRLCs with prospective borrowers based on an expectation that it will be exercised and the loan will be funded. The initial and subsequent changes in the value of IRLCs are a component of gain on mortgage loans held-for-sale.

Derivative financial instruments are classified within Level 2 of the valuation hierarchy.

The following table sets forth our assets and liabilities measured at fair value on a recurring basis as of December 31,:

| | Level 1 | Level 2 | Level 3 | |
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total Estimated Fair Value
2024				
Available-for-sale securities	$ 31,730	$ 437,346	$ —	$ 469,076
Loans held-for-sale	—	61,825	—	61,825
Mortgage servicing rights	—	—	84,258	84,258
Derivative financial instruments - assets	—	36,088	—	36,088
Derivative financial instruments - liabilities	—	(22,863)	—	(22,863)
Total	$ 31,730	$ 512,396	$ 84,258	$ 628,384
2023				
Available-for-sale securities	$ 54,234	$ 462,523	$ —	$ 516,757
Loans held-for-sale	—	54,212	—	54,212
Mortgage servicing rights	—	—	76,701	76,701
Derivative financial instruments - assets	—	35,073	—	35,073
Derivative financial instruments - liabilities	—	(20,475)	—	(20,475)
Total	$ 54,234	$ 531,333	$ 76,701	$ 662,268

There were no transfers between Level 2 and Level 3 during the years ended December 31, 2024 and 2023.

The following table presents a reconciliation for our Level 3 assets measured at fair value on a recurring basis as of and for the years ended December 31,:

	2024	2023	2022
Balance, beginning of year	$ 76,701	$ 74,097	$ 47,392
Total (losses) gains included in earnings	(4,714)	(6,649)	12,418
Purchases, issuances, sales and settlements:			
Issuances	12,271	9,253	14,287
Balance, end of year	$ 84,258	$ 76,701	$ 74,097

Certain financial and non-financial assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Collateral dependent loans - Collateral dependent loans are financial assets. Loan impairment is reported when full payment under the loan terms is not expected. Fair value is generally based on recent third-party appraisals which are updated on a periodic basis. Impaired loans are carried at the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan loss is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan loss to require an increase, such increase is reported as a component of the provision for credit losses. Credit losses are charged against the allowance for credit losses when management believes the uncollectibility of a loan is confirmed. When loans are partially charged off, the resulting valuation would be considered Level 3, consisting of appraisals of underlying collateral.

Other Real Estate Owned and Foreclosed Assets - Other real estate owned are non-financial assets and are valued at the time the property is acquired and initially recorded at fair value less costs to sell, establishing a new cost basis. Fair value is generally based on recent third-party real estate appraisals which are updated on a periodic basis. These appraisals may take a single valuation approach using the comparable sales method or use a combination of approaches including the income approach. Adjustments are routinely made by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

The following table sets forth our assets and liabilities that were measured at fair value on a non-recurring basis as of December 31,:

	Level 3			
	2024		2023	
Collateral dependent loans:				
Commercial and industrial	$	12,430	$	2,756
Residential real estate		1,255		1,448
Public finance		5,766		—
Other		2,232		2,289
Total collateral dependent loans	$	21,683	$	6,493
Other real estate owned and foreclosed assets, net:				
Commercial real estate	$	2,911	$	3,133
Residential real estate		2,227		967
Total other real estate owned and foreclosed assets, net:	$	5,138	$	4,100

The fair value of other real estate owned and foreclosed assets in the table above utilize the market approach valuation technique, with discount adjustments for differences between comparable sales.

Fair value of financial instruments not carried at fair value:

The carrying amounts and estimated fair values of financial instruments not carried at fair value are as follows as of December 31,:

	Carrying Value	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
2024					
Assets:					
Cash and cash equivalents	$ 615,917	$ 615,917	$ 615,917	$ —	$ —
Securities held-to-maturity	35,242	29,563	—	29,563	—
Loans (excluding collateral dependent loans)	6,344,377	6,191,461	—	—	6,191,461
Restricted equity securities	28,917	28,917	—	28,917	—
Accrued interest receivable	32,102	32,102	—	2,131	29,971
Liabilities:					
Deposits (excluding demand deposits)	$ 4,445,237	$ 4,436,305	$ 2,879,662	$ 1,556,643	$ —
Securities sold under agreements to repurchase	14,699	14,699	—	14,699	—
FHLB advances	135,000	135,000	—	135,000	—
Subordinated debt, net	75,841	73,326	—	73,326	—
Accrued interest payable	8,705	8,705	—	8,705	—
2023					
Assets:					
Cash and cash equivalents	$ 479,362	$ 479,362	$ 479,362	$ —	$ —
Securities held-to-maturity	36,983	32,181	—	32,181	—
Loans (excluding collateral dependent loans)	6,258,060	6,121,749	—	—	6,121,749
Restricted equity securities	38,072	38,072	—	38,072	—
Accrued interest receivable	37,099	37,099	—	2,220	34,879
Liabilities:					
Deposits (excluding demand deposits)	$ 4,309,057	$ 4,298,164	$ 2,503,451	$ 1,794,713	$ —
Securities sold under agreements to repurchase	24,693	24,693	—	24,693	—
FHLB advances	389,468	389,468	—	389,468	—
Subordinated debt, net	75,313	72,073	—	72,073	—
Accrued interest payable	13,580	13,580	—	13,580	—

NOTE 20 - Parent Company Only Condensed Financial Information

The following are the unconsolidated financial statements for the Parent Company on a stand-alone basis. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying Notes. The Parent Company's principal sources of funds are cash dividends paid by the Bank to the Parent Company.

Condensed Balance Sheets
As of December 31,

	2024	2023
Assets		
Cash and cash equivalents	$ 108,999	$ 34,050
Deferred tax assets	11,111	11,026
Prepaid expenses and other assets	17,387	16,179
Investment in and advances to subsidiaries	997,329	906,504
Total assets	$ 1,134,826	$ 967,759
Liabilities		
Subordinated debt, net	$ 75,841	$ 75,313
Accrued expenses and other liabilities	17,619	15,249
Total liabilities	93,460	90,562
Total stockholders' equity	1,041,366	877,197
Total liabilities and stockholders' equity	$ 1,134,826	$ 967,759

Condensed Statements of Income and Comprehensive Income
For the years ended December 31,

	2024	2023	2022
Income:			
Dividends received from subsidiaries	$ 720	$ 26,595	$ 8,700
Interest income	35	36	22
Total income	755	26,631	8,722
Expense:			
Interest expense	4,951	5,049	5,684
Salary and employee benefits	1,854	1,888	1,143
Occupancy and equipment	240	189	83
Terminated merger related expenses	4,537	—	—
Merger related expenses	—	—	1,598
Other noninterest expenses, net	1,289	2,039	1,380
Total expenses	12,871	9,165	9,888
(Loss) income before income taxes and undistributed earnings from subsidiaries	(12,116)	17,466	(1,166)
Equity in undistributed earnings from subsidiaries	84,609	83,837	58,047
Income before income taxes	72,493	101,303	56,881
Benefit from income taxes	(3,135)	(2,230)	(2,301)
Net income	$ 75,628	$ 103,533	$ 59,182
Other comprehensive income (loss), net	3,895	976	(45,647)
Comprehensive income	$ 79,523	$ 104,509	$ 13,535

Condensed Statements of Cash Flows
For the years ended December 31,

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 75,628	$ 103,533	$ 59,182
Adjustments to reconcile income to net cash (used in) provided by operating activities:			
Amortization and accretion	529	533	1,529
Equity in undistributed income of subsidiaries	(84,609)	(83,837)	(58,047)
Changes in operating assets and liabilities:			
Other assets	(1,293)	(419)	(1,442)
Other liabilities	2,923	2,911	293
Net cash (used in) provided by operating activities	(6,822)	22,721	1,515
Cash flows from investing activities:			
Repayments of advances to subsidiaries	—	—	125
Cash paid to acquire FEIF Capital Partners, LLC (for further information, see Note 18 - Transactions with Related Parties)	—	(150)	—
Cash paid in excess of cash acquired in connection with Pioneer Merger	—	—	(4,140)
Contributions to subsidiaries	(500)	(210)	—
Net cash used in investing activities	(500)	(360)	(4,015)
Cash flows from financing activities:			
Repayments of convertible notes payable	—	(5,456)	(15,217)
Proceeds from subordinated debt	—	—	24,466
Proceeds from issuance of common stock, net of issuance costs	82,271	(167)	(578)
Net cash provided by (used in) financing activities	82,271	(5,623)	8,671
Net increase in cash and cash equivalents	74,949	16,738	6,171
Cash and cash equivalents, beginning of year	34,050	17,312	11,141
Cash and cash equivalents, end of year	$ 108,999	$ 34,050	$ 17,312

NOTE 21 - Segment Information

The Company's Chief Executive Officer has been identified as the chief operating decision maker ("CODM"), who oversees the operations conducted through our two primary operating segments: Banking and Mortgage Operations. Corporate represents costs not allocated to the operating segments, including those of FirstSun and our non-bank subsidiaries.

The Banking segment originates loans and provides deposits and fee based services to consumer, business, and mortgage lending customers. Products offered include a full range of commercial and consumer banking and financial services. The interest income on loans held-for-investment is recognized in the Banking segment, excluding newly originated residential first mortgages within the Mortgage Operations segment.

The Mortgage Operations segment originates, sells, services, and manages market risk from changes in interest rates on one-to-four family residential mortgage loans to sell or hold on our balance sheet. Loans originated-to-sell comprise the majority of the lending activity. The Mortgage Operations segment recognizes interest income on loans that are held-for-sale and newly originated residential mortgages held-for-investment, the gains from one to four family residential mortgage sales, and revenue for servicing loans and other ancillary fees following a sales transaction. Revenue from servicing activities is earned on a contractual fee basis. The Mortgage Operations segment services loans for the held-for-investment portfolio, for which it earns revenue via an intercompany service fee allocation which appears as a cost to Banking in mortgage fees. Forward traded loan purchases and sales settlements as well as mortgage servicing rights and related fair value adjustments are reported in this segment.

Corporate represents miscellaneous other expenses of a corporate nature as well as revenue and expenses not directly assigned or allocated to the Banking or Mortgage Operations segments. The majority of executive management's time is spent managing operating segments; related costs have been allocated between the operating segments and Corporate.

Allocations of expenses to the operating segments are based on estimated uses of those services. We use a funds transfer pricing process to allocate costs, capital and resources to each operating segment. This allows us to identify the cost of funds within each segment, measure the profitability of each segment by relating costs to revenue, and to evaluate each operating segment's impact on consolidated earnings. Our CODM reviews net income to budgeted net income to assess segment performance on a monthly basis and to make decisions about allocating capital and personnel to the segments.

Significant segment totals, including significant expense categories provided to the CODM are reconciled to the financial statements as follows for the year ended December 31,:

	Banking	Mortgage Operations	Corporate	Total Segments
2024				
Summary of Operations				
Interest income	$ 420,386	$ 39,119	$ 35	$ 459,540
Interest expense	137,147	20,532	4,951	162,630
Net interest income (expense)	283,239	18,587	(4,916)	296,910
Provision for (benefit from) credit losses	28,415	(865)	—	27,550
Noninterest income:				
Service charges on deposit accounts	9,499	(4)	—	9,495
Treasury management service fees	14,829	—	—	14,829
Credit and debit card fees	11,148	5	—	11,153
Trust and investment advisory fees	5,787	—	—	5,787
(Loss) income from mortgage banking services, net	(2,405)	41,419	—	39,014
Other noninterest income	9,514	—	—	9,514
Total noninterest income	48,372	41,420	—	89,792
Noninterest expense:				
Salary and employee benefits	121,492	31,639	1,854	154,985
Occupancy and equipment	32,864	3,179	239	36,282
Amortization and impairment of intangible assets	3,549	—	—	3,549
Terminated merger related expenses	8,641	—	4,537	13,178
Other noninterest expenses	38,363	16,393	1,290	56,046
Total noninterest expense	204,909	51,211	7,920	264,040
Income (loss) before income taxes	$ 98,287	$ 9,661	$ (12,836)	$ 95,112
Other Information				
Depreciation expense and amortization on premises and equipment	$ 7,189	$ 186	$ —	$ 7,375
Identifiable assets	$ 6,812,204	$ 1,147,686	$ 137,497	$ 8,097,387

	Banking	Mortgage Operations	Corporate	Total Segments
2023				
Summary of Operations				
Interest income	$ 386,535	$ 27,113	$ 36	$ 413,684
Interest expense	93,962	21,242	5,049	120,253
Net interest income (expense)	292,573	5,871	(5,013)	293,431
Provision for credit losses	15,790	2,457	—	18,247
Noninterest income:				
Service charges on deposit accounts	9,940	—	—	9,940
Treasury management service fees	11,724	—	—	11,724
Credit and debit card fees	11,681	—	—	11,681
Trust and investment advisory fees	5,693	—	—	5,693
(Loss) income from mortgage banking services, net	(1,676)	33,060	—	31,384
Other noninterest income	8,670	—	—	8,670
Total noninterest income	46,032	33,060	—	79,092
Noninterest expense:				
Salary and employee benefits	106,030	25,313	1,888	133,231
Occupancy and equipment	30,461	2,775	190	33,426
Amortization of intangible assets	4,822	—	—	4,822
Other noninterest expenses	34,343	14,933	2,038	51,314
Total noninterest expense	175,656	43,021	4,116	222,793
Income (loss) before income taxes	$ 147,159	$ (6,547)	$ (9,129)	$ 131,483
Other Information				
Depreciation expense and amortization on premises and equipment	$ 7,187	$ 233	$ —	$ 7,420
Identifiable assets	$ 6,907,741	$ 910,728	$ 61,255	$ 7,879,724

	Banking		Mortgage Operations		Corporate		Total Segments
2022							
Summary of Operations							
Interest income	$	250,405	$	16,390	$	22	$ 266,817
Interest expense		8,565		10,935		5,685	25,185
Net interest income (expense)		241,840		5,455		(5,663)	241,632
Provision for credit losses		14,781		3,269		—	18,050
Noninterest income:							
Service charges on deposit accounts		9,857		—		—	9,857
Treasury management service fees		8,827		—		—	8,827
Credit and debit card fees		11,038		—		—	11,038
Trust and investment advisory fees		6,806		—		—	6,806
(Loss) income from mortgage banking services, net		(3,035)		49,320		—	46,285
Other noninterest income		6,762		(9)		—	6,753
Total noninterest income		40,255		49,311		—	89,566
Noninterest expense:							
Salary and employee benefits		94,310		38,456		1,593	134,359
Occupancy and equipment		27,407		3,854		83	31,344
Amortization of intangible assets		4,215		—		—	4,215
Merger related expenses		18,751		—		—	18,751
Other noninterest expenses		34,116		13,814		2,527	50,457
Total noninterest expense		178,799		56,124		4,203	239,126
Income (loss) before income taxes	$	88,515	$	(4,627)	$	(9,866)	$ 74,022
Other Information							
Depreciation expense and amortization on premises and equipment	$	7,589	$	364	$	—	$ 7,953
Identifiable assets	$	6,633,383	$	752,841	$	44,098	$ 7,430,322

NOTE 22 - Commitments and Contingencies

Commitments:
We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include loan commitments, standby letters of credit, and documentary letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss in the event of nonperformance by the other party of these loan commitments and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet financial instruments.

Undistributed portion of committed loans and unused lines of credit:
Loan commitments are agreements to lend to a customer as long as there is no customer violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. As of December 31, 2024 and 2023, commitments included the funding of fixed-rate loans totaling $184,780 and $191,415 and variable-rate loans totaling $1,615,505 and $1,656,434, respectively. The fixed-rate loan commitments have interest rates ranging from 1.00% to 18.00% at December 31, 2024 and 2023, respectively, and maturities ranging from 1 month to 18 years at December 31, 2024 and from 1 month to 19 years at December 31, 2023.

Standby letters of credit:
Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since many of the loan commitments and letters of credit expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, owner-occupied real estate, and/or income-producing commercial properties. As of December 31, 2024 and 2023, our standby letters of credit commitment totaled $39,586 and $14,490, respectively.

MPF Master Commitments:
The Bank has executed MPF Master Commitments (Commitments) with the FHLB to deliver mortgage loans and to guarantee the payment of any realized losses that exceed the FHLB's first loss account for mortgages delivered under the Commitments. The Bank receives credit enhancement fees from the FHLB for providing this guarantee and continuing to manage the credit risk of the MPF Program mortgage loans. As of December 31, 2024 and 2023, the Bank considered the amount of any of its liability for the present value of the credit enhancement fees less any expected losses in the mortgages delivered under the Commitments to be immaterial, and had not recorded a liability and offsetting receivable. As of December 31, 2024 and 2023 the maximum potential amount of future payments that the Bank would have been required to make under the Commitments was $3,887 and $3,810 respectively. Under the Commitments, the Bank agrees to service the loans and therefore, is responsible for any necessary foreclosure proceedings. Any future recoveries on any losses would not be paid by the FHLB under the Commitments. The Bank has not experienced any material losses under these guarantees.

Contingencies:
We generally sell loans to investors without recourse; therefore, the investors have assumed the risk of loss or default by the borrower. However, we are usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation, and collateral. To the extent that we do not comply with such representations, we may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. We establish reserves for potential losses related to these representations and warranties if deemed appropriate and such reserves would be recorded within accrued expenses and other liabilities. In assessing the adequacy of the reserve, we evaluate various factors including actual write-offs during the period, historical loss experience, known delinquent and other problem loans, and economic trends and conditions in the industry.

From time to time, we are a defendant in various claims, legal actions, and complaints arising in the ordinary course of business. We periodically review all outstanding pending or threatened legal proceedings and determine if such matters will have an adverse effect on our business, financial condition, results of operations or cash flows.

<u>Overdraft Fee Litigation</u>:

On September 13, 2021, Samantha Besser filed a putative class action amended complaint against the Bank in the United States District Court for the District of Colorado. The amended complaint alleges that the Bank improperly charged multiple insufficient funds or overdraft fees. The Plaintiff seeks unspecified restitution, actual and statutory damages, costs, attorneys' fees, pre-judgment interest, and other relief as the Court deems proper. On September 27, 2021, the Bank filed a motion to dismiss the amended complaint, which was denied on March 11, 2024. The parties have engaged in settlement discussions. At this time, the Bank is unable to reasonably estimate the outcome of this litigation.

<u>Check Fraud Litigation</u>

Rodeo Electrical Services, Inc. and its owner ("RESI") filed a civil action against the Bank on June 23, 2020 in the Santa Fe County, New Mexico District Court. The complaint alleged that the Bank conspired with or otherwise aided a former RESI employee's embezzlement of approximately $0.4 million from RESI. The complaint sought compensatory, exemplary, statutory and punitive damages, as well as payment of RESI's legal fees and expenses. On January 18, 2024, the jury awarded RESI approximately $2.1 million which included punitive damages. Judgment on the aforementioned jury award was formally entered on July 25, 2024. A supplemental award of RESI's legal fees will likely be entered by March 31, 2025. A supplemental judgment award of RESI's legal fees is before the Court for consideration. We believe the judgment will be covered by insurance; therefore, such outcome will not have a material financial impact on the Bank.

We establish reserves for contingencies, including legal proceedings, when potential losses become probable and can be reasonably estimated. While the ultimate resolution of any legal proceedings, including the matters described above, cannot be determined at this time, based on information presently available, and after consultation with legal counsel, management believes that the ultimate outcome in these above legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our financial statements. It is possible, however, that future developments could result in an unfavorable outcome for or resolution of any of these proceedings, which may be material to our results of operations for a given fiscal period.

NOTE 23 - Lease Commitments

Our leases relate primarily to office space and bank branches with remaining lease terms of generally 1 to 15 years. Certain lease arrangements contain extension options which typically range from 5 to 10 years at the then fair market rental rates. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term.

	2024	2023
ROU asset on leased property, gross	$ 38,779	$ 36,520
Accumulated amortization	(16,303)	(12,293)
ROU asset, net (Note 8)	$ 22,476	$ 24,227
Lease liability (Note 12)	$ 24,376	$ 26,431

The following table reconciles future undiscounted lease payments due under non-cancelable operating leases to the aggregate operating lessee lease liability as of December 31, 2024:

2025	$ 7,339
2026	5,451
2027	3,584
2028	3,342
2029	2,557
Thereafter	3,839
Total undiscounted operating lease liability	26,112
Imputed interest	1,736
Total operating lease liability included in the accompanying balance sheet	$ 24,376
Weighted Average Remaining Life - Operating Leases (years)	5.09
Weighted Average Rate - Operating Leases	2.61 %

The components of total lease expense was as follows for the years ended December 31,:

	2024	2023
Operating leases	$ 7,422	$ 7,683
Short-term leases	395	216
Sublease income	(188)	(229)
Net lease expense	$ 7,629	$ 7,670

Total lease expense for the year ended December 31, 2022 was $7,311.

We do not currently have any significant finance leases in which we are the lessee, material related-party leases, leases containing residual value guarantees or restrictive covenants.

NOTE 24 - Revenue from Contracts with Customers

Under the guidance of the Revenue from Contracts with Customers (Topic 606), an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration received in exchange for those goods or services.

Revenue is recognized when obligations, under the terms of a contract with our customer, are satisfied, which generally occurs when services are performed. Revenue is measured as the amount of consideration we expect to receive in exchange for providing services.

The disaggregation of our revenue from contracts with customers included in our Banking segment is provided below for the years ended December 31,:

	2024	2023	2022
Service charges on deposit accounts	$ 9,495	$ 9,940	$ 9,857
Treasury management service fees	14,829	11,724	8,827
Credit and debit card fees	11,153	11,681	11,038
Trust and investment advisory fees	5,787	5,693	6,806
Other income	4,545	4,930	5,464
Total	$ 45,809	$ 43,968	$ 41,992

A description of our revenue streams accounted for under ASC 606 is as follows:

Service charges on deposit accounts:
We charge depositors various deposit account service fees including those for online banking, outgoing wires, overdrafts, stop payment orders, and ATM fees. These fees are generated from a depositor's option to purchase services offered under the contract and are only considered a contract when the depositor exercises their option to purchase these account services. Therefore, we deem the term of our contracts with depositors to be day-to-day and do not extend beyond the services already provided. Deposit account and other banking fees are recorded at the point in time we perform the requested service.

Treasury management service fees:
We charge business customers various service fees for products and account management services provided including financial information, accounts receivable, accounts payable, fraud mitigation, and cash flow management. These service fees are generated from a depositor's election to purchase services offered under the contract and are only considered a contract when the depositor elects to purchase these products and account services. Therefore, we deem the term of our contracts with depositors to be month to month and do not extend beyond the services already provided.

Credit and debit card fees:
We collect interchange fee income when debit and credit cards that we have issued to our customers, are used in merchant transactions. Our performance obligation is satisfied and revenue is recognized at the point we initiate the payment of funds from a customer's account to a merchant account.

Trust and investment advisory fees:
We earn trust and investment advisory fees from contracts with our customers to manage assets for investments, and/or transact on their accounts. These fees are primarily earned over time as we provide the contracted monthly, quarterly, or annual services and are generally assessed based on a tiered scale of the market value of assets under management at each month end. Fees that are transaction based are recognized at the point in time that the transaction is executed. Other related services provided include financial planning services and the fees we earn, which are based on a fixed fee schedule, are recognized when the services are rendered.

Other income:

Other income consists of fee income received in connection with administering customer accommodation interest rate swaps, loan syndication fees and miscellaneous charges for services provided to our customers. Customer accommodation interest rate swap fees and loan syndication fees are earned and recognized at the time of loan origination or syndication. Miscellaneous charges for services provided to our customers consists of fees that are generated from a customer's option to purchase services offered under the contract and are only considered a contract when the customer exercises their option to purchase these services. Therefore, we deem the term of our contracts with these customers to be day-to-day and do not extend beyond the services already provided.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision, and with the participation of our management (including our principal executive officer and principal financial officer), we conducted an evaluation of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) as of December 31, 2024. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in the internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of FirstSun is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and affected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls. Based on our assessment, management concluded that as of December 31, 2024, FirstSun's internal control over financial reporting is effective based on those criteria.

Item 9B. Other Information

a. *Appointment of John S. Fleshood to the Board of Directors*

On March 5, 2025, the board of directors of the Company appointed John S. Fleshood, 62, as a director of the Company, effective immediately. Mr. Fleshood will serve as a Class III director to serve a term expiring at the Company's 2026 annual meeting of stockholders until his successor is duly elected or qualified, or until his earlier death, resignation or removal. Mr. Fleshood has also been appointed to serve on the Risk Committee of the board of directors. There are no arrangements or understandings between Mr. Fleshood and any other person pursuant to which he was selected as director, and there are no transactions between Mr. Fleshood and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Fleshood will be entitled to the standard compensation provided to the Company's non-employee directors, on a prorated basis for the current year, as such compensation is described in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2024, and as updated from time to time.

b. *2025 Special Restricted Stock Grants*

On March 5, 2025, the board of directors of the Company, upon recommendation by the Compensation and Succession Committee (the "Committee") of the board of directors of the Company, approved a new form of award agreement that will be utilized to evidence time-based restricted stock unit awards ("Time-Based RSU Awards") that will be made as part of annual grants to the executive officers of FirstSun under the FirstSun Capital Bancorp Long-Term Incentive Plan, effective April 1, 2022 (the "LTIP"). The form of Time-Based RSU Awards provides that the grant is made pursuant to the FirstSun Capital Bancorp 2021 Equity Incentive Plan and provides for vesting over a number of specified years, conditioned upon the officer continuing to provide services to, and remaining in good standing with, the Company through the applicable vesting date. Vesting accelerates upon the officer's "retirement," death, termination due to "disability," or involuntary termination without "cause," as each such term is defined in the LTIP. If, prior to the vesting of the Time-Based RSU Awards, there is a change in control (as that term is defined in the LTIP) with respect to FirstSun, the Time-Based RSU Awards will become vested upon the consummation of the change in control, unless the award is continued by FirstSun or the purchaser in which case vesting accelerates only upon the involuntary termination of the officer's employment with the Company and the Bank without "cause" (as defined in the LTIP) during the one-year period following such change of control. Upon vesting of Time-Based RSU Awards, the Company will deliver FirstSun shares after withholding a portion thereof as necessary to cover any tax withholding obligations.

The foregoing description of the Time-Based RSU Awards does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Time-Based Restricted Stock Unit (RSU) Notice of Award and Award Agreement, which is incorporated herein by reference as Exhibit 10.21.

c. *Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements:* During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

a. *Information Regarding Directors and Executive Officers.* The information regarding our directors and director nominees as well as our executive officers is contained, respectively, under the captions "Election of Directors" and "Biographical Information for Executive Officers" in the 2025 Proxy Statement and are incorporated herein by reference.

b. *Compliance with Section 16(a) of the Exchange* Act. Information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act, will be contained under the caption "Delinquent Section 16(a) Reports", if applicable, in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

c. *Code of Ethics.* The Company has adopted a Code of Ethics (the "Code") that applies to its senior financial officers. This Code is posted on the "Corporate Governance" section of our Internet website at http://ir.firstsuncb.com. We intend to provide any required disclosure of any amendment to or waiver from such Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at http://ir.firstsuncb.com promptly following the amendment or waiver. The information contained on or connected to our Internet website is not incorporated by reference into this Report and should not be considered part of this or any other report that we file with or furnish to the SEC.

d. *Procedures for Shareholders to Recommend Director Nominees.*   There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

e. *Audit Committee Information.*   Information required by this Item 10 regarding our Audit Committee and our audit committee financial experts may be found under the caption "Committees of the Board of Directors — Audit Committee" in the 2025 Proxy Statement, which information pertaining to the audit committee and its membership and audit committee financial experts under such captions is incorporated herein by reference.

f. *Insider trading arrangements and policies.* We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq Global Select Market listing standards. Our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 regarding director and executive officer compensation, is contained under the captions "Compensation of Directors for Fiscal Year 2024" and "Compensation of Executive Officers" in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2025 Proxy Statement and is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information relating to our equity compensation plans, pursuant to which securities are authorized for issuance , as of December 31, 2024:

Plan Category	Number of Shares to be issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	1,189,323	$ 20.63	2,316,794
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,189,323	$ 20.63	2,316,794

[1] Column (a) consists of the following shares of our common stock issuable upon the exercise; 882,570 stock options issued under our 2017 Equity Incentive Plan; 74,919 under the Pioneer Plans; 11,739 shares of restricted stock issued under our 2021 Equity Incentive Plan; 44,536 probable restricted shares from the 2022 LTIP issued under our 2021 Equity Incentive Plan; 83,099 probable restricted shares from the 2023 LTIP issued under our 2021 Equity Incentive Plan; and 92,460 probable restricted shares from the 2024 LTIP issued under our 2021 Equity Incentive Plan. Column (b) includes the weighted average exercise price of outstanding stock options under our 2017 Equity Incentive Plan and the Pioneer Plans. Column (c) consists of an aggregate of 97,667 shares reserved for future issuance under our 2017 Equity Incentive Plan, which was approved by our stockholders on May 9, 2018, and 2,219,127 shares reserved for future issuance under our 2021 Equity Incentive Plan, which was approved by our stockholders on October 29, 2021.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Certain Relationships and Related Party Transactions" in the 2025 Proxy Statement, which information under such heading is incorporated herein by reference. The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 regarding fees we paid to our principal accountant, and the pre-approval policies and procedures established by the Audit Committee of our Board contained under the caption "Independent Auditor Fees" in the 2025 Proxy Statement, which is incorporated herein by reference.

Part IV

Item 15. Exhibits

The following is a list of documents filed as a part of this Report:

1. **Financial Statements**

   The following consolidated financial statements and reports of independent registered public accountants of the Company are in Part II, Item 8 of this Form 10-K:

   - Reports of Independent Registered Public Accounting Firm (PCAOB ID 173);
   - Consolidated Balance Sheets as of December 31, 2024 and 2023;
   - Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2024, 2023, and 2022;
   - Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, 2023, and 2022;
   - Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022;
   - Notes to Consolidated Financial Statements for the years ended December 31, 2024, 2023, and 2022.

2. **Financial Statement Schedules**

   All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

3. **Exhibits**

   The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between FirstSun Capital Bancorp, Pioneer Bancshares, Inc. and FSCB Merger Subsidiary, Inc. dated as of May 11, 2021, as amended (incorporated by reference to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).*
3.1	Amended and Restated Certificate of Incorporation of FirstSun Capital Bancorp, as amended (incorporated by reference to Exhibit 3.1 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
3.2	Certificate of Amendment dated November 3, 2021 to the Amended and Restated Certificate of Incorporation of FirstSun (incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).
3.3	Bylaws of FirstSun Capital Bancorp as amended and restated through October 29, 2021 (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).
4.1	Form of common stock certificate of FirstSun Capital Bancorp (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
4.2	FirstSun Capital Bancorp is a party to long-term debt instruments with respect to subordinated notes, under which the total amount of securities authorized does not exceed 10% of the total assets of FirstSun Capital Bancorp and its subsidiaries on a consolidated basis. Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, FirstSun Capital Bancorp agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.
4.3	Form of Stockholders' Agreement dated as of June 19, 2017, by and among FirstSun Capital Bancorp and the parties signatories thereto (incorporated by reference to Exhibit 4.3 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).*
4.4	Form of Amendment No. 1 to the Stockholders' Agreement dated March 14, 2018 by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.4 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
4.5	Form of Amendment No. 2 to the Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit B to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).
4.6	Form of Registration Rights Agreement dated as of June 19, 2017 by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).*
4.7	Form of Amendment No. 1 to Registration Rights Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit C to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).
4.8	Form of Amendment No. 3 to the Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on January 9, 2024).

Exhibit No.	Description
4.9	Form of Amendment No. 4 to the Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on January 19, 2024).
4.10	Form of Amendment No. 5 to the Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.10 of the Company's Form 10-K for the year ended December 31, 2023).
4.11	Form of Upfront Registration Rights Agreement, dated as of January 16, 2024, by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed on January 19, 2024).*
4.12	Form of Amendment No. 6 to Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on February 25, 2025).
4.13	Form of Board Representative Letter Agreement with the attached Schedule of Stockholders who have executed a Board Representative Letter Agreement in the form of Board Representative Letter Agreement (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on February 25, 2025).
4.14	Schedule of Stockholders who have executed a Board Representative Letter Agreement in the form of Board Representative Letter Agreement.
10.1	Amended and Restated Employment Agreement dated as of May 13, 2020 by and among Mollie Hale Carter, FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.2	Amended and Restated Employment Agreement dated as of March 24, 2022 by and among Neal E. Arnold, FirstSun Capital Bancorp and Sunflower Bank, N.A (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2021).^
10.3	First Amendment to Amended and Restated Employment Agreement dated March 14, 2023 by and Neal E. Arnold, FirstSun Capital Bancorp and Sunflower Bank, N.A (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2022).^
10.4	Amended and Restated Employment Agreement dated as of June 19, 2017 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.5	2019 Amendment to Amended and Restated Employment Agreement dated as of February 21, 2019 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.6	FirstSun Capital Bancorp 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.7	Form of FirstSun Capital Bancorp Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.8	FirstSun Capital Bancorp 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.9	Form of FirstSun Capital Bancorp 2020 Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.10	FirstSun Capital Bancorp Deferred Compensation Plan Amended as of January 1, 2019 (incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.11	FirstSun Capital Bancorp 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).^
10.12	FirstSun Capital Bancorp 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the Year Ended December 31, 2021).^†
10.13	Form of FirstSun Capital Bancorp 2021 Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.14	FirstSun Capital Bancorp Long-Term Incentive Plan, effective April 1, 2022 (incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.15	Form of FirstSun Capital Bancorp Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.15 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.16	Agreement and General Release dated March 24, 2022 between Mollie Hale Carter and FirstSun Capital Bancorp (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.17	2023 Amendment to Amended and Restated Employment Agreement dated as of March 14, 2023 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K for the Year Ended December 31, 2022).^
10.18	Form of Upfront Securities Purchase Agreement, dated as of January 16, 2024, by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on January 19, 2024).*
10.19	Mutual Termination Agreement, dated November 18, 2024, between FirstSun Capital Bancorp, Dynamis Subsidiary, Inc. and HomeStreet, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 19, 2024).*
10.20	Form of 2024 Special Restricted Stock Grant Agreement(incorporated by reference to Exhibit 4.10 of the Company's Form 10-K for the year ended December 31, 2023).^

Exhibit No.	Description
10.21	Form of FirstSun Capital Bancorp Time-Based Long-Term Incentive Plan Award Agreement.^
10.22	Change in Control Severance Agreement dated May 13, 2020 by and between Laura Frazier and FirstSun Capital Bancorp.^
10.23	Change in Control Severance Agreement dated August 5, 2020 by and between Jennifer Norris and FirstSun Capital Bancorp.^
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of the Company's Form 10-K for the Year Ended December 31, 2021).
19.1	Policy regarding insider trading and related securities law matters.
21.1	Subsidiaries of FirstSun Capital Bancorp.
23.1	Consent of Crowe LLP (Independent Registered Public Accounting Firm).
24.1	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy relating to recovery of erroneously awarded compensation.
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
104	The cover page from the Company's Annual Report on Form 10-K Report for the year ended December 31, 2024, formatted in inline XBRL and contained in Exhibit 101.

*   Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. FirstSun agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

^   Management contract or compensatory plan or arrangement.

†   Confidential portions of this Exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K. FirstSun agrees to furnish supplementally a copy of any redacted information to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

None

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRSTSUN CAPITAL BANCORP
(Registrant)

Date: March 7, 2025   /s/ Neal E. Arnold

Neal E. Arnold
Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mollie H. Carter and Neal E. Arnold, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal E. Arnold Neal E. Arnold	Chief Executive Officer and President (Principal Executive Officer)	March 7, 2025
/s/ Robert A. Cafera, Jr. Robert A. Cafera, Jr.	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 7, 2025
/s/ Mollie H. Carter Mollie H. Carter	Executive Chair of the Board	March 7, 2025
/s/ Isabella Cunningham Isabella Cunningham	Director	March 7, 2025
/s/ Beverly O. Elving Beverly O. Elving	Director	March 7, 2025
/s/ John S. Fleshood John S. Fleshood	Director	March 7, 2025
/s/ Kevin T. Hammond Kevin T. Hammond	Director	March 7, 2025
/s/ Paul A. Larkins Paul A. Larkins	Director	March 7, 2025
/s/ David W. Levy David W. Levy	Director	March 7, 2025
/s/ Diane L. Merdian Diane L. Merdian	Director	March 7, 2025

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